ANOORAQ RESOURCES CORPORATION

NOTICE OF

EXTRAORDINARY GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on September 10, 2004

The TSX Venture Exchange has not in any way passed upon the merits of the
Reverse Take-Over Bid described herein and any representation to the contrary is an offence.

ANOORAQ RESOURCES CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092

August 11, 2004

To the Shareholders of Anooraq Resources Corporation

You are invited to attend the extraordinary general meeting (the "Meeting") of the shareholders of Anooraq Resources Corporation ("Anooraq") to be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Friday, September 10, 2004 at 2:00 p.m., (Vancouver time).

At the Meeting you will be asked to consider and vote upon an acquisition (the "Acquisition") whereby Anooraq will acquire from Pelawan Investments (Proprietary) Limited ("Pelawan") a 50% participation interest in the Ga-Phasha Platinum Group Metals Project (the "Ga-Phasha Project") located on the Eastern Limb of the Bushveld Complex in South Africa in return for 91.2 million common shares of Anooraq, subject to adjustment, and a cash payment of not more than ZAR16,400,000. The proposed Acquisition constitutes a "reverse take -over" under the policies of the TSX Venture Exchange Inc. and will result in Pelawan initially owning approximately 63% of the issued and outstanding common shares of Anooraq and maintaining a majority ownership of Anooraq on a going-forward basis.

The Board of Directors has determined that the Acquisition is in the best interests of Anooraq and should be recommended to shareholders. The Board of Directors of Anooraq recommends that you vote to approve the Acquisition.

The accompanying management information circular provides a detailed description of the Acquisition, Pelawan and the Ga-Phasha Project. Please give this material your careful consideration. If you require any further information please feel free to contact Mr. Scott Cousens, Director, or Mr. Shawn Wallace, Investor Relations, of Anooraq, at (604) 684-6365 or 1-800-667-2114.

To be represented at the Meeting, you must either attend the Meeting in person or sign, date and send the enclosed form of proxy so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the Meeting or any adjournment thereof.

Yours truly,

(signed) "Ronald W. Thiessen"
President and Chief Executive Officer

ii

iii

ANOORAQ RESOURCES CORPORATION

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                  NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the holders of common shares ("Anooraq Shares ") of Anooraq Resources Corporation ("Anooraq" or the "Company") will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Friday, September 10, 2004 at 2:00 p.m., (Vancouver time), for the following purposes:

(i)
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution (the "Acquisition Resolution") in substantially the form attached as Schedule A to the management information circular (the "Circular") accompanying this Notice of Extraordinary General Meeting approving the acquisition of a 50% participation interest in the Ga -Phasha Platinum Group Metals Project located on the Eastern Limb of the Bushveld Complex in South Africa, together with 50% of the issued and outstanding common shares of Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa, from Pelawan Investments (Proprietary) Limited, pursuant to the terms of a share exchange agreement between Pelawan and Anooraq made as of January 21, 2004, as described in the Circular;

(ii)
if the Acquisition Resolution is passed, to elect five new directors of Anooraq for the period beginning on the Closing Date and ending at the conclusion of the next annual general meeting of Anooraq; and

(iii)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

                  The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is August 9, 2004 (the " Record Date"). Shareholders of Anooraq whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

                  A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 5:00 p.m. (Toronto time) on Tuesday, September 7, 2004 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

                  DATED at Vancouver, British Columbia this 11 day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ronald W. Thiessen"
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
OF
ANOORAQ RESOURCES CORPORATION

                  No person is authorized to give any information or to make any representation on behalf of Anooraq Resources Corporation ("Anooraq") not contained in this management information circular (the "Circular ") and, if given or made, such information or representation shoul d not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

                  Pelawan Investments (Proprietary) Limited ("Pelawan") has provided the information contained in this Circular concerning Pelawan and its subsidiaries, including its consolidated financial statements and financial information, as well as the information contained in this Circular concerning Pelawan following the proposed reverse take -over of Anooraq by Pelawan. See "Information Concerning Pelawan" and "Business of Anooraq After Closing". The Board of Directors of Anooraq has relied upon this information in the preparation of this Circular. Anooraq assumes no responsibility for the accuracy or completeness of such information, or for any omission on the part of Pelawan to disclose facts or events which may affect the accuracy of any such information.

                  Information in this Circular is given as at July 29, 2004, except as otherwise indicated.

GLOSSARY OF TERMS

                  The following is a glossary of certain terms used in this Circular, including the Summary hereof. Terms and abbreviations used in the financial statements of Anooraq and Pelawan and in the Schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Unless otherwise stated, all dollar amounts in this Information Circular are expressed in Canadian dollars.

"affiliate" has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

"Acquisition" means the assignment to Plateau by Pelawan of its participation interest in a joint venture with Anglo Platinum in respect of the Ga -Phasha Project and the acquisition by Anooraq of the Micawber Shares in return for the Consideration Shares, subject to adjustment, and a cash payment of not more than ZAR16,400,000;

"Acquisition Resolution" means the ordinary resolution (within the meaning of the BCBCA) of the Shareholders to be considered at the Meeting to approve the Acquisition, such ordinary resolution being substantially in the form of Schedule A to this Circular;

"Anglo Platinum" means Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa;

"Anooraq" or the "Company" means Anooraq Resources Corporation, a corporation incorporated under the BCBCA;

"Anooraq Shares " means the common shares of Anooraq;

"associate" has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

"Available Funds " means the estimated working capital and the amounts and sources of other funds that will be available to Anooraq and its subsidiaries upon the completion of the Acquisition;

"BCBCA" means the Business Corporations Act (British Columbia);

"BEE" means Black Economic Empowerment, being a strategy aimed at substantially increasing participation by

HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa's resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs;

"Board of Directors" or "Board" means the board of directors of Anooraq;

"Business Day" means any day other than a Sunday, Saturday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

"CDS" means The Canadian Depository for Securities Limited;

"Charter" means the Broad Based Socio -Economic Empowerment Charter for the South African mining industry, signed by the DME, the South African Chamber of Mines and others on October 11, 2002;

"Circular" means this management information circular dated August 11, 2004, together with all appendices hereto and including the Summary hereof, distributed by Anooraq in connection with the Meeting;

"Closing Date" means the earlier of (i) September 30, 2004 or such other date as may be agreed to in writing between Anooraq and Pelawan; and (ii) the day falling one Business Day after written confirmation by Anooraq and Pelawan that the conditions precedent to the Acquisition contained in the Share Exchange Agreement have been fulfilled or waived in accordance with the terms thereof;

"Consideration Shares " means 91.2 million Anooraq Shares;

"Depositary" means Computershare Trust Company of Canada at its principal office in Toronto, Ontario;

"Disinterested Majority" means a resolution of a majority of the Anooraq Board of Directors, excluding the votes of the Pelawan directors;

"DME" means the Government of South Africa acting through the Minister of Minerals and Energy and the Department of Minerals and Energy and their successors;

"Fairness Opinion" means the fairness opinion of the Valuator dated July 31, 2004 and signed August 6, 2004 with respect to the Acquisition, a copy of which is attached as Schedule B to this Circular;

"Finalization Date" means the early of:

(i)	the date falling twelve months from the Closing Date; and

(ii)	the date on which requisite financings in respect of the Ga - Phasha Project and the Drenthe JV have been completed;

"GAAP" means generally accepted accounting principles;

"Ga-Phasha Project" means the Ga-Phasha Platinum Group Metals Project, a BEE joint venture located on the Eastern Limb of the Bushveld Complex in South Africa;

"Grandfather Shareholders Documents " means the shareholders agreement between the shareholders of Pelawan and the memorandum and articles of association of Pelawan;

"HDI" means Hunter Dickinson Inc., a corporation incorporated under the laws of Canada;

"HDI Management Services Contract" means the geological, management and administration services agreement dated December 31, 1996 between HDI and Anooraq;

"HDP" means a historically disadvantaged person, being any of the following persons:

(i)
a natural person who, being otherwise legally competent to do so (other than for reasons of legal capacity), or any of whose ascendants were, by virtue of their racial classification under the political and legal dispensation prevailing in South Africa prior to the national elections held in April 1994, prohibited from exercising a right to vote in the appointment of representatives to the parliament of South Africa;

(ii)	a trust created for the benefit of persons of which 52% or more, and 52% or more of the trustees of which, are persons referred to in (i), and/or (ii); or

(iii)	a corporation:

A.	in which 52% or more of the issued voting shares (or other like instruments) are beneficially owned by one or more of the persons referred to in (i) and/or (ii); and

B.	whose management and daily business operations are under the control of one or more persons referred to in (i) and/or (ii); and

C.	at least 52% of whose voting directors are persons referred to in (i),

provided that:

(iv)
for the purposes of determining the HDP status of Pelawan or any of its shareholders from time to time the percentage referred to in paragraphs (i), (ii) and (iii) above of this definition shall be 100%; and

(v)
the definition of "HDP" shall be amended in the event that the definition of "Historically disadvantage person" in the Mineral Development Act is altered subsequent to the signature date of the Share Exchange Agreement and a Disinterested Majority, in their sole discretion, considers such amendment to be in the interests of Anooraq.

"Lockup Shareholding " means the minimum shareholding in Anooraq required to be maintained (on a fully diluted basis) by Pelawan until the Release Date, being 52% of the issued and outstanding Anooraq Shares;

" Meeting" means the extraordinary general meeting of the Shareholders and any adjournment thereof, called to consider, among other things, the Acquisition;

" Micawber" means Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in relation to the Ga -Phasha Project;

" Micawber Shares" means the 50 ordinary shares of Micawber, comprising 50% of the issued and outstanding share capital of Micawber, together with all rights, benefits, entitlements and agreements relating thereto;

"Mineral Development Act" means the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

"Pelawan" means Pelawan Investments (Proprietary) Limited, a corporation incorporated under the laws of South Africa;

"Pelawan Shares " means the ordinary shares having a par value of ZAR1 in the issued and outstanding share capital of Pelawan;

"Pelawan Trust" means the independent South African trust to be established in accordance with the Pelawan Trust Deed, with at least one trustee being a professional trust company and one trustee to be appointed by the SARB;

"Pelawan Trust Deed " means the trust deed to be signed by Pelawan (as founder) and the relevant trustees establishing the Pelawan Trust;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"PGM" means Platinum Group Metals;

"Plate au" means Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq;

"PPL" means Potgietersrust Platinums Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

"Proxy" means the form of proxy which accompanies this Circular;

"Related Party" means (i) " related parties to Anooraq", being promoters, officers, directors, other insiders of Anooraq and associates or affiliates thereof, and (ii) " related parties to the Acquisition", being the promoters, officers, directors, other insiders and all other parties to or associated with the Acquisition and associates or affiliates of those parties;

"Release Date" means the earlier of:

(i)	six years from the Closing Date;

(ii)	the first anniversary of the commencement of commercial production in relation to the Ga-Phasha Project and the Drenthe Overysel Project;

"Reverse Take-over" has the meaning ascribed to such term under the TSXV Policy;

"Royalty Bill" means the Mineral and Petroleum Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on March 10, 2003 in relation to proposed royalties to be levied by the state in respect of mining rights;

"RPM" means Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

"SARB " means the Exchange Control Department of the South African Reserve Bank;

"SEDAR" means the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com;

"Share Exchange Agreement" means the Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time;

"Shareholder" means a holder of Anooraq Shares;

"Shareholders Agreement" means the Shareholders Agreement to be concluded between Anooraq, Pelawan and the Pelawan Trust;

"South Africa" means the Republic of South Africa;

"Statutory Shareholding" means the minimum shareholding required to be held (on a fully diluted basis) by Pelawan in Anooraq in order for Anooraq to qualify as an HDP, currently being 52% of the issued and outstanding Anooraq Shares;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

"Tax Act" means the Income Tax Act (Canada), as amended;

"TSXV" means TSX Venture Exchange Inc.;

"TSXV Policy" means "Policy 5.2 – Changes of Business and Reverse Take-Overs" of the TSXV; and

"Valuator" means Ross Glanville and Associates Ltd; and

"ZAR" means the South African rand, the currency of South Africa.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Geological/Exploration Terms

Farm	A term traditionally used in South Africa to describe an area of mineral interest.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Mafic	Composed of dark ferromagnesian minerals.

Melanorites	Norite with a higher than normal mafic (pyroxene) component (mafic norite).

Mineral Deposit	A deposit of mineralization, which may or may not be ore, which requires a full feasibility study to determine.

Mineral Symbols	Pt – Platinum; Pd – Palladium; Rh – Rhodium; Au – Gold; Cu – Copper; Ni – Nickel; Ru – Ruthenium; Cr – Chromium.

Mineralized Material
A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. "Mineralized material" does not include materials classed as "inferred" or "possible" by some evaluators.

Norite	A coarse -grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock - forming mineral.

Currency and Measurement

                  All currency amounts in this Circular are stated in Canadian dollars unless otherwise indicated.

                  Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

                  The following table sets out the exchange rates, based on the noon buying rates of foreign currencies as certified by the Bank of Canada, for the conversion of United States dollars (USD) into Canadian dollars (CAD) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

USD/CAD	Year ended October 31
	2003	2002	2001	2000	1999
End of Period	1.32	1.56	1.59	1.52	1.47
Average for Period	1.44	1.57	1.54	1.49	1.49
High Period	1.54	1.62	1.59	1.54	1.53
Low for Period	1.32	1.50	1.49	1.45	1.45

                  The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian dollars (CAD) into South African rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR	Year ended October 31
	2003	2002	2001	2000	1999
End of Period	0.192	0.156	0.168	0.202	0.240
Average for Period	0.181	0.147	0.190	0.221	0.247
High Period	0.202	0.168	0.204	0.242	0.277
Low for Period	0.156	0.117	0.166	0.197	0.234

SUMMARY OF TRANSACTION AND RESULTING ISSUER AND BUSINESS

                  The following is a summary of certain information contained in this Circular. This Summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Circular and in the Schedules hereto. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and terms used in this Circular and in this Summary.

Date, Time and Place of Meeting

                  The Meeting will be held on Friday, September 10, 2004 at 1020 - 800 West Pender Street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time).

                  At the Meeting, Shareholders will be invited to: (i) consider and, if thought fit, to pass, with or without variation, the Acquisition Resolution; (ii) if the Acquisition Resolution is passed, elect five new directors of Anooraq for the period beginning on the Closing Date and ending at the conclusion of the next annual general meeting of Anooraq; and (iii) transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Acquisition

                  Pursuant to the Share Exchange Agreement, Anooraq will acquire Pelawan's shares in Micawber and its rights to its 50% participation interest in the Ga-Phasha Project in return for the Consideration Shares and a cash payment of not more than ZAR16,400,000. The number of Consideration Shares issued takes into account the dilutive effect of financings to be undertaken in the future to develop a PGM mine at Ga-Phasha and in accordance with the Drenthe JV. The proposed Acquisition constitutes a Reverse Take-over under the policies of the TSXV and will result in Pelawan initially owning approximately 63% of the issued and outstanding Anooraq Shares and maintaining a majority ownership of Anooraq on a going-forward basis.

                  The Ga-Phasha Project is one of the BEE joint ventures to be concluded based on an existing agreement in principle between Anglo Platinum and BEE partners in South Africa, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb of the Bushveld Complex in South Africa. As a condition precedent to the Acquisition, Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the other 50% participation interest in the Ga -Phasha Project will be held by Anglo Platinum through a subsidiary. Anglo Platinum is the world 's largest producer of PGMs. Pelawan is a private South African 100% held BEE company, whose shareholders comprise a consortium of broadly based HDPs, including a management team with extensive technical and operational experience in the South African mining industry. Anooraq, through a wholly owned subsidiary, has extensive PGM mineral rights holdings in the Northern Limb of the Bushveld. Anglo Platinum is a joint venture participant with Anooraq on several of these Northern Limb mineral rights holdings.

                  Under the terms of the Share Exchange Agreement, Anooraq and Pelawan have agreed to enter into a Shareholders Agreement with the Pelawan Trust providing for restrictions on the transfer of the Consideration Shares and the management of Anooraq.

                  Of the Consideration Shares to be issued to Pelawan, approximately 89 million Consideration Shares will be held in escrow for the lesser of six years from the Closing Date and twelve months after the commencement of commercial production from the Ga -Phasha Project and in accordance with the Drenthe JV. As part of the overall agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined at 52% of the issued and outstanding shares of Anooraq, in order to ensure that Anooraq continues to qualify as an HDP.

                  Consideration Shares having an aggregate value of $9,875,000 may be sold by Pelawan during the twelvemonth period after the Closing Date, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of Anooraq Shares held by Pelawan at that time is equal to the Statutory Shareholding, thereby ensuring that Anooraq is well positioned to be a wholly constituted entity qualifying as a HDP. To the extent that, due to dilutive financings undertaken by Anooraq, Pelawan's shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis, Anooraq will issue such number of Anooraq Shares as is required to make up the deficiency. If, at the end of such twelve-month period, Pelawan holds any surplus Anooraq Shares, 48% of the surplus Anooraq Shares held by Pelawan will be returned to the Anooraq treasury and cancelled.

                  The Shareholders Agreement will also provide that Pelawan will agree to vote its shareholdings in Anooraq to ensure that, for so long as the Statutory Shareholding is held by Pelawan, the Anooraq Board of Directors will be comprised of: (a) a majority of persons who are HDPs; and (b) an equal number of persons who are officers or directors of Pelawan and persons who are officers or directors of HDI and at least three independent directors. The independent Board members shall be nominated in the following manner: one by HDI, one by Pelawan and one jointly. The Shareholder Agreement will also provide that Pelawan and HDI shall agree on the composition of the management and officer of Anooraq. See "Business of Anooraq After Closing".

                  The Acquisition is expected to close on or before September 30, 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum in relation to the Ga -Phasha Project, and approvals by the shareholders of both Pelawan and Anooraq.

Anooraq Resources Corporation

                  Anooraq is a corporation incorporated under the laws of the Province of British Columbia in the business of acquiring and exploring mineral exploration properties. Through its wholly owned subsidiary, Plateau, Anooraq owns extensive PGM mineral rights holdings in the Northern Limb of the Bushveld Complex in South Africa. Anglo Platinum is a joint venture participant with Plateau on several of these mineral right holdings.

Pelawan Investments (Proprietary) Limited

                  Pelawan is a private South African 100% held BEE company whose shareholders comprise a consortium of broadly based HDPs. Pelawan was formed as a private company to bid for certain mineral rights held by the South African government under a government tender process open to BEE companies in 2002.

Background to the Acquisition

                  The Mineral Development Act came into force in South Africa in May 2004. Under the Mineral Development Act, mineral tenure in South Africa will become vested in the state and measures are adopted to promote the involvement of HDPs, such as Pelawan, in mineral development.

                  The Ga-Phasha Project is one of the BEE Joint Ventures to be concluded based on an existing agreement in principle between Anglo Platinum and BEE partners, pursuant to Anglo Platinum's planned PGM project expansion on the eastern limb. The Ga-Phasha Project comprises the farms Paschaskraal, Klipfontein, Avoca and De Kamp. Anglo Platinum held old order rights for the Paschaskraal and Klipfontein farms on the Eastern Limb of the Bushveld Complex, and holds old order rights for several other properties in South Africa. Pelawan tendered for the mineral rights for the Avoca and De Kamp farms and became the designated BEE partner of Anglo Platinum in relation to the Ga -Phasha Project. Mineral title relating to the four farms which comprise the Ga -Pasha Project is now held in Micawber.

                  Anooraq and Pelawan identified mutual advantages to undertake the Acquistion. Pelawan is a consortium of experienced South African mining professionals and is also an HDP company. Anooraq has been actively exploring in the Bushveld Complex since early 2000, raising funds on North American equity markets to carry out these programs. Anooraq holds a large land package on the Northern Limb of the Bushveld, including the advanced exploration stage Drenthe deposit in joint venture with Anglo Platinum, as well as recently optioned properties on the Western Limb. Through this transaction, Anooraq will b e a company with:

  substantial PGM assets, including two inan advanced stage;
  the status of an HDP company, as required to develop new mines in South Africa; and
  direct access to North American equity markets and financing opportunities for development of its PGM assets.

Business of Anooraq After Closing

Upon Closing, Anooraq will hold interests in several important PGM projects, including:

(i)	50% interest in the Ga -Phasha Project;

(ii)	interest in properties known as the Platreef Project, including:

	(a)	50% interest in the Boikgantsho JV, consisting of three farms or farm portions (Drenthe 778 LR, Witrivier 777 LR and Overysel 815 LR) that host the advanced exploration stage Drenthe deposit;

	(b)	100% interest in 7 farms on which preliminary exploration has been undertaken;

	(c)	50% interest in 12 farms or portions under option from Anglo Platinum on which preliminary exploration has been undertaken;

	(d)	100% interest in the Rietfontein 2 KS farm on which African Minerals is earning a 50% interest, and has outlined significant PGM mineralization; and

(iii)	50% interest in the Thusong JV, consisting of four farms that are an early stage exploration prospect.

                  The Company intends to advance Ga-Phasha Project to the pre-feasibility stage in late 2004 and mine planning, including metallurgical, geotechnical, and infrastructural studies, are planned to begin during the drilling stage and continue through 2005 and 2006, with conclusion of a feasibility study expected in 2006.

                  Work will continue on the Drenthe and Overysel farms under Boikgantsho JV, to advance the Drenthe deposit to the pre -feasibility stage in 2004 and the feasibility stage in 2005. Additional drilling and engineering studies are planned for late 2004 and into 2005, accelerating to detailed mine planning and design studies mid-year, with the objective of completing a feasibility study in the latter half of 2005. Contingent on results, a production decision would be made in late 2005 with mine construction in 2006.

                  There are commitments on other Platreef properties, however, exploration work on these farms is contingent on exploration results and other spending priorities. Early stage exploration surveys are planned to begin on the properties under the Thusong JV in 2005.

Fairness Opinion

                  The Valuator was retained by the Anooraq, as an independent valuator, to prepare an opinion concerning the fairness to Shareholders of the consideration offered by Anooraq in exchange for the Micawber Shares and Pelawan's participation interest in the Ga -Phasha Project under the Share Exchange Agreement. The Valuator concluded in the Fairness Opinion that, as of the date of the Fairness Opinion, the consideration offered by Anooraq to Pelawan under the Share Exchange Agreement is fair and reasonable, from a financial point of view, to Shareholders. A copy of the Fairness Opinion is attached to this Circular as Schedule B, and should be read carefully and in its entirety. See "The Acquisition – Fairness Opinion".

Recommendation of the Board of Directors

                  The Board of Directors unanimously recommends that Shareholders vote in favour of the Acquisition Resolution.

                  In reaching its determination to recommend approval of the Acquisition, the Board of Directors consulted with its professional advisors and considered the following factors, among others:

(i)
the Fairness Opinion of the Valuator dated July 31, 2004 as to the fairness to Shareholders of the consideration offered by Anooraq to Pelawan under the Share Exchange Agreement, and the reasons specified therefor;

(ii)	the Board's understanding of the recent history, current conditions and outlook for Anooraq and more specifically its financial condition;

(iii)	the existing and ongoing established business relationship with Anglo Platinum;

(iv)	the Company's ongoing exploration focus in South Africa and specifically its focus on the Bushveld;

(v)	encouraging results of the Company's exploration programs in South Africa and the advancement of its properties;

(vi)	the exploration, development, and operational profile of the Ga-Phasha Project and its fit within Anooraq's overall goal to develop into a producer and to increase its mineral resources and reserves;

(vii)	the support of the financing community; and

(viii)	the current commodity price cycle.

Shareholder Approvals

                  At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass the Acquisition Resolution and, if the Acquisition Resolution is passed, to elect five new directors of Anooraq for the period beginning on the Closing Date and ending at the conclusion of the next annual general meeting of Anooraq. In order for the Acquisition to be implemented, the Acquisition Resolution must be passed by a majority of Shareholders.

Conditions to the Acquisition

                  The Acquisition will not be implemented unless the following conditions are satisfied, among others:

(i)	Shareholders must have duly passed the Acquisition Resolution; and

(ii)	the conditions precedent to the Acquisition contained of the Share Exchange Agreement must have been met or waived.

                  See "The Acquisition – Description of the Share Exchange Agreement".

Manner of Voting

                  In order for the vote of Shareholders to be taken into account, Shareholders should execute and return forms of proxy and/or, in the case of individuals, attend the Meeting in order to vote.

Selected Pro Forma Combined Financial Information for Anooraq

                  The following table presents selected unaudited pro forma combined financial information for Anooraq in respect of the periods indicated, after giving effect to the Acquisition. This table should be read in conjunction with the pro forma combined financial statements of Anooraq and the notes thereto, the compilation report of KPMG LLP, Chartered Accountants, with respect thereto set forth in Schedule E to this Circular, and "General Information Concerning Anooraq – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP. The pro forma financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Anooraq following completion of the Acquisition as of any future date or for any future period.

	Six months ended
	April 30, 2004	Year ended October 31, 2003
	(in thousands of dollars, except per share amounts)
Pro Forma Combined Statement of Operations
Information
Investment and Other Income	309	46
General and Administrative Expenses	931	1,443
Write Down of Mineral Property Interests and	--	--
Investments
Exploration Expenditures	2,918	2,598
Stock- based compensation	1,493	486
Loss according to Financial Statements	5,033	4,481
Loss from continuing operations per common share	$0.04	$0.04

	As at April 30, 2004	As at October 31, 2003
	(in thousands of dollars, except per share amounts)
Pro Forma Balance Sheet Information
Mineral properties	8,060	8,311
Total assets	29,897	9,857
Total liabilities	1,206	528
Shareholders' equity	28,691	9,328
Deficit	(29,520)	(16,244)

Selected Consolidated Financial Information for Anooraq

                  The following table presents selected consolidated financial information for Anooraq for the periods indicated. This table should be read in conjunction with the audited consolidated financial statements of Anooraq for the years ended October 31, 2003, 2002 and 2001, and the unaudited interim financial statements of Anooraq for the six months ended April 30, 2004 and 2003 and the respective notes thereto set forth in Schedule E to this Circular and "General Information Concerning Anooraq – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Six months ended
	April 30		Year ended October 31
	(unaudited)		(unaudited)
	2004	2003	2003	2002	2001
	(in thousands of dollars, except per share amounts)
Statement of Operations Information
Investment and Other Income	309	19	46	38	41
General and Administrative Expenses (excluding	919	453	1,426	1,426	434
stock based -compensation)
Exploration Expenditures (excluding stock based	2,603	754	1,973	976	1,445
compensation)
Stock based compensation	1,494	-	477	N/A	N/A
Loss	(4,707)	(1,189)	(3,829)	(2,364)	(1,838)
Loss from continuing operations per common share	(0.09)	(0.04)	(0.11)	(0.08)	(0.11)

	As at April 30	As at October 31
	(unaudited)
	2004	2003	2002
	(in thousands of dollars)
Balance Sheet Information
Mineral properties	4,200	4,200	4,200
Total assets	29,897	9,857	7,726
Total liabilities	1,207	528	92
Shareholders' Equity	28,691	9,328	7,633
Deficit	(20,952)	(16,244)	(12,415)

Selected Consolidated Financial Information for Pelawan

                  The following table presents selected consolidated financial information for Pelawan for the periods indicated, as well as certain other non-financial information for Pelawan. This table should be read in conjunction with the audited consolidated financial statements of Pelawan for the 18 months ended December 31, 2003 and the notes thereto set forth in Schedule C to this Circular. This table contains financial information derived from financial statements that have been prepared in accordance with South African GAAP.

18 months ended December 31, 2003
(in thousands of Canadian dollars, except per
share amounts)
Statement of Operations Data (1)
Revenue	-
Gross profit	-
Expenses
Salaries and benefits	384
Exploration and Development	-
General and Administrative	627
Total expenses	1,011
Operating income	-
Operating income as a percentage of revenue	-
Earnings (loss) before income taxes	(1,011)
Net earnings (loss)	(1,011)
Net earnings (loss) per share
Basic	(1,040.35)
Diluted	(1,011.22)

As at December 31, 2003
Balance Sheet Information (2)
Total assets	158
Total liabilities	(1,209)
Shareholders' Equity	50
Deficit	1,011
Non - Financial Data
Average number of employees	5
Revenue per employee	-
Remuneration per employee	76,768

Notes:

(1)	The average exchange rate used for the income statement conversion was Cdn$1.00: R 0.1869.

(2)	The year- end exchange rate used for the balance sheet conversion was Cdn$1.00: R 0.1960.

Available Funds

                  The estimated minimum working capital (total current assets less total current liabilities) available to Anooraq, and the amounts and sources of other funds that will be available to Anooraq upon completion of the Acquisition is as follows:

(a)
As at October 31, 2003, Anooraq had working capital of approximately $5,111,000 and at April 30, 2004 $24,452,000. See the audited annual financial statements for the year ended October 31, 2003 and the unaudited interim financial statements for the six months ended April 30, 2004 attached as Schedule D to this Circular;

(b)
As at December 31, 2003, Pelawan had a working capital deficiency of approximately ZAR 5,776,864, or $1,132,000. See the audited annual financial statements for the year ended December 31, 2003 attached as Schedule C to this Information Circular;

(c)
As at July 29, 2004, Anooraq had estimated working capital of $21.6 million. This estimated capital is based on working capital of $5.1 million at October 31, 2003 plus equity financings of $18.6 million, plus proceeds from the exercise of warrants and options of $3.9 million, plus interest earned of $0.4, less expenditures of $6.5 million (which consist of $5.1 million in exploration expenditures and $1.4 million in general administrative expenses), less $3.3 million in loan repayments on behalf of Pelawan and Micawber, $1.3 million of transaction related costs, less $1.0 million of Pelawan and Micawber office costs;

(d)
As at July 29, 2004, Pelawan had an estimated working capital deficiency of $2 million. This estimated capital is based on monthly expenditures of $110,000, consisting primarily of general and administrative expenses. A total of approximately seven (7) months have passed since December 31, 2003, at which time Pelawan had a working capital deficiency of $1.1 million (i.e. working capital has depleted by $0.8 million resulting in pro forma working capital deficiency of $2.0 million); and

(e)
Upon completion of the Acquisition as at September 30, 2004, the estimated pro-forma working capital of Anooraq is $14.1 million. This amount of working capital consists of cash on hand, value-added taxes recoverable and routine trade liabilities. This pro forma working capital is based on working capital of approximately $20.6 million as at April 30, 2004 as per the pro -forma balance sheet attached to this Information Circular as Schedule E, plus interest earned of $0.1, less expenditures of $4.9 million (which consist of $4.1 million in exploration expenditures and $0.8 million in general administrative expenses).

Principal Purposes

                  The following budgeted amounts are estimates of the principal purposes to which the estimated pro forma working capital of Anooraq will be applied.

Principal Purpose	Budgeted Amount	Budgeted Amount
	($ millions)	($ millions)
	2004/2005	2006
Exploration - Ga-Phasha	2.000	0.875
Pre & Feasibility studies - Ga-Phasha	0.645	0.625
Exploration - Drenthe	2.624
Exploration - Overysel	1.247
Pre & Feasibility studies - Drenthe Overysel	1.020
Exploration – Platreef	1.636	0.250
Exploration - Thusong	0.240	0.350
Johannesburg Office	1.500	1.700
General corporate purposes	3.200	2.140
SUBTOTAL	14.112	5.950
Project Construction – Drenthe Overysel		67.500
TOTAL	14.112	73.450

                  Anooraq will spend the funds available to it on completion of the Acquisition to carry out its proposed exploration and development program set out in "Business of Anooraq After Closing – Mineral Properties ". There may be circumstances where, for sound busines s reasons, a reallocation of funds may be necessary. The issuer will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer. Anooraq's working capital available to fund ongoing operations will be sufficient to meet its administration costs for twenty-four months. See "Business of Anooraq After Closing –Available Funds".

Summary of Risk Factors

                  Investment in developmental stage ventures such as Anooraq is highly speculative and subject to numerous and substantial risks. The risk factors set forth herein apply at present to Anooraq and following completion of the Acquisition, will continue to apply to Anooraq. Therefore, a shareholder should carefully consider the risk factors summarized below.

                  Title Matters

                  The transitional provisions in accordance with the Mineral Development Act afford the holder of old order mineral rights limited periods of exclusivity within which to obtain new order mineral rights (see "Mining and Explorations in Africa Generally" below). Due to a degree of legal uncertainty as to the correct classification, in some cases, of old order mineral rights for the purpose of making such filings with the DME, filings by or on behalf of Anooraq in relation to its properties may be rejected or may be subject to amendments or challenge at the instance of third parties.

                  While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

                  Mining

                  Mining operations generally involve a high degree of risk. Anooraq's mining operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals.

                  Government Regulation

                  The exploration and mining activities of Anooraq are subject to extensive laws, rules and regulations. In South Africa, the regulatory environment is developing and lacks clarity in a number of areas. Although Anooraq's mining activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production and development.

                  The satisfactory determination of ongoing security of tenure during the transitional period from the old order system of mineral tenure to the new order system under the Mineral Development Act is not assured, partly due to a degree of legal uncertainty concerning the new legislation's application (and proper interpretation in some cases) and an element of discretion vested in the DME in relation to such process.

                  Economic R isk

                  The prices of PGMs fluctuate, and are affected by numerous factors beyond Anooraq's control. Future significant price declines could cause commercial production to be uneconomic and could have a material adverse effect on Anooraq's business results of operations and financial condition.

                  Additional Funding Requirements

                  There is no assurance that Anooraq will be successful in obtaining financing required for further development and exploration of the various mineral properties in which it holds interests.

                  Exchange Rate Fluctuations

                  Fluctuations in the United States dollar against the Canadian dollar and each of those currencies against the South African Rand or local currencies in other jurisdictions where properties of Anooraq are located, could have a material adverse effect on Anooraq's financial results.

                  See "Risk Factors" for a more detailed description of the risk factors summarized above as well as certain other risk factors that apply at present to Anooraq and following completion of the Acquisition, will continue to apply to Anooraq.

PROXY INFORMATION

                  This Circular is provided in connection with the solicitation by management of Anooraq of proxies for use at the Meeting and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

                  The costs incurred in this solicitation of proxies and in the preparation and mailing of the Proxy, Notice of Extraordinary General Meeting and this Circular will be borne by the Company. Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors and officers of the Company who will not be additionally compensated therefor. Information contained herein is given as of July 29, 2004, unless otherwise specifically stated.

What will be voted on at the Meeting?

                  Shareholders will be voting on those matters which are described in the accompanying Notice of Extraordinary General Meeting of Shareholders.

Who is entitled to vote?

                  Only registered holders (a "Registered Shareholder") of Anooraq Shares on August 9, 2004 are entitled to vote at the Meeting including any adjournment thereof. Each Registered Shareholder has one vote for each Anooraq Share held at the close of business on August 9, 2004.

How to vote

                  If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting in Person

                  Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a Proxy. Your vote will be taken at the Meeting. Please register with a representative of the Company's transfer agent upon your arrival at the Meeting.

Voting by Proxy

                  If you do not expect to attend the Meeting, you can appoint someone who will attend the Meeting as your proxyholder. A proxy is a document that authorizes someone else to attend the Meeting and cast votes and otherwise act for a Registered Shareholder. Accompanying this Circular is a form of proxy for the Meeting. You may use it or any other legal form of proxy to appoint a proxyholder. If you provide a form of proxy you can subsequently revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see "Revoking a Proxy").

                  In the proxy you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you.

Appointing a Proxyholder

                  Your proxyholder is the person you appoint on your proxy form to attend and vote for you at the Meeting. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder.

                  The persons named in the accompanying form of proxy are Ronald W. Thiessen, President and Chief Executive Officer of the Company, and alternatively Jeffrey R. Mason, Chief Financial Officer and Secretary of the Company.

                  A shareholder has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of the shareholder's chosen nominee in the space provided for that purpose on the form.

                  A form of proxy will not be valid for the Meeting or any adjournment(s) thereof unless it is dated, signed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, executed by a duly authorized director, officer or attorney of the corporation, and delivered to the Depositary at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 2:00 p.m. (Vancouver time) two Business Days preceding the day of the Meeting or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Revoking a Proxy

                  If you want to revoke your proxy after you have delivered it, you can do so in any manner permitted by law, including by instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, executed by a duly authorized director, officer or attorney of the corporation, and deposited at the Depositary, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of such meeting on the d ay of the Meeting or any adjournment thereof.

How will my shares be voted if I give a proxy?

                  If you are a Registered Shareholder and have properly filled out, signed and delivered a form of proxy, then your proxyholder can vote your shares at the Meeting. All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, where you specify a choice with respect to any matter to be acted upon, your shares represented by the proxy will be voted accordingly.

                  If you have not specified how the shares represented by your proxy are to be voted on any matter to be acted upon, then your proxyholder can vote your shares as they see fit. If you have not specified how the shares represented by your proxy are to be voted on any matter and either Mr. Thiessen or Mr. Mason is appointed as proxyholder, your shares will be voted in favour of such matter. The enclosed Proxy confers discretionary authority with respect to amendments or variations to matters identified in the accompanying Notice of Extraordinary General Meeting and other matters which may properly come before the Meeting if the person or company by whom or on whose behalf the proxy solicitation is made is not aware, within a reasonable time before the time the solicitation of proxies is made, that any of those amendments, variations or other matters are to be presented for action at the Meeting.

                  At the time of printing of this Circular the management of the Company is not aware of any such amendment, variation or other matter to be presented for action at the Meeting other than the matters referred to in the Notice of Extraordinary General Meeting.

Beneficial Holders

                  The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Anooraq Shares in their own name. Shareholders who do not hold their Anooraq Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Anooraq as the registered holders of Anooraq Shares can be recognized and acted upon at the Meeting. If Anooraq Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Anooraq Shares will not be registered in the Shareholder's name on the records of Anooraq. Such Anooraq Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Anooraq Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Anooraq Shares are communicated to the appropriate person.

                  Applicable securities laws require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Accordingly, unless a Beneficial Shareholder has previously instructed their intermediary/broker that they do not wish to receive materials relating to shareholders' meetings, Beneficial Shareholders should receive or have already received from their intermediary/broker either a request for voting instructions or a proxy form. Every intermediary/broker has its own mailing procedures and provides its own instructions. Beneficial Shareholders should carefully follow the directions and instructions on the forms they receive, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered and contact their intermediaries/brokers promptly if they need assistance. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to Shareholders by Anooraq. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Benefic ial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Anooraq Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Anooraq Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Anooraq Shares voted.

                  Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Anooraq Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Anooraq Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Anooraq Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

                  Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Anooraq Shares.

                  The procedures described herein for revoking a proxy are in relation to proxies provided by Registered Shareholders. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries/brokers to change the vote and if necessary revoke their proxy.

Voting Shares and Principal Holders Thereof

                  The Board of Directors of Anooraq has fixed August 9, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Anooraq Shares voted at the Meeting or at any adjournment(s) thereof.

                  As at July 29, 2004, Anooraq had outstanding 54,514,407 fully paid and non assessable Anooraq Shares without par value.

                  As at July 29, 2004, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, ten percent (10%) or more of the issued and outstanding Anooraq Shares are as follows:

		Percentage of Outstanding
		Anooraq Shares Owned,
Name	Approximate Number of Anooraq	Controlled or Directed

Canadian Depository for Securities Limited (" CDS") (1)	47,435,780	87%
Toronto, Ontario

Note:

(3)	CDS is a clearing house and holds shares on behalf of brokerage firms. Management of Anooraq is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage firms.

THE ACQUISITION

Background to the Acquisition

                  The Mineral Development Act came into force in South Africa in May 2004. Under the Mineral Development Act, minera l tenure in South Africa will become vested in the state and measures are adopted to promote the involvement of HDPs, such as Pelawan, in mineral development.

                  The Ga-Phasha Project is one of the BEE Joint Ventures to be concluded based on an existing agreement in principle between Anglo Platinum and BEE partners, pursuant to Anglo Platinum's planned PGM project expansion on the eastern limb. The Ga-Phasha Project comprises the farms Paschaskraal, Klipfontein, Avoca and De Kamp. Anglo Platinum held old order rights for the Paschaskraal and Klipfontein farms on the Eastern Limb of the Bushveld Complex, and holds old order rights for several other properties in South Africa. Pelawan tendered for the mineral rights for the Avoca and De Kamp farms and became the designated BEE partner of Anglo Platinum in relation to the Ga -Phasha Project. Mineral title relating to the four farms which comprise the Ga -Pasha Project is now held in Micawber.

                  Anooraq and Pelawan identified mutual advantages to undertake the Acquistion. Pelawan is a consortium of experienced South African mining professionals and is also an HDP company. Anooraq has been actively exploring in the Bushveld Complex since early 2000, raising funds on North American equity markets to carry out these programs. Anooraq holds a large land package on the Northern Limb of the Bushveld, including the advanced exploration stage Drenthe deposit in joint venture with Anglo Platinum, as well as recently optioned properties on the Western Limb. Through this tra nsaction, Anooraq will be a company with:

  substantial PGM assets, including two inan advanced stage;
  the status of an HDP company, as required to develop new mines in South Africa; and
  direct access to North American equity markets and financing opportunities for development of its PGM assets.

Fairness Opinion

                  Engagement

                  The Valuator was retained by the Board of Directors of Anooraq in January, 2004 to prepare an opinion as to the fairness to Shareholders of the consideration offered by Anooraq in exchange for the Micawber Shares and Pelawan's participation interest in the Ga-Phasha Project under the Share Exchange Agreement. Under the terms of its engagement, the Valuator is entitled to be paid a fee for the preparation and delivery of the Fairness Opinion. In addition, Anooraq will indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by the Valuator with respect to the services provided. The fee payable to the Valuator is not contingent, in whole or in part, on the outcome of the Acquisition or on the conclusions reached in the Fairness Opinion.

Fairness Opinion Summary and Conclusion

                  The Valuator concluded that, as of the date of the Fairness Opinion, being July 31, 2004, the consideration offered by Anooraq to Pelawan under the Share Exchange Agreement is fair and reasonable, from a financial point of view, to Shareholders. The Fairness Opinion should be read carefully and in its entirety.

                  The foregoing summary is qualified in its entirety by the Fairness Opinion which is annexed hereto as Schedule B.

Prior Valuations

                  Anooraq is unaware of any prior valuations of Anooraq, Pelawan or the Ga-Phasha Project within the past two years.

Recommendation of the Directors and Reasons for Recommendation

                  On the basis of its consideration of all relevant factors, the Board of Directors unanimously determined that the Acquisition is in the best interests of Anooraq and the Shareholders and to recommend that all Shareholders vote in favour of the Acquisition Resolution. The Board of Directors considered the following factors, among others:

(i)
the Fairness Opinion of the Valuator dated July 31, 2004 as to the fairness to Shareholders of the consideration offered by Anooraq to Pelawan under the Share Exchange Agreement, and the reasons specified therefor;

(ii)	the Board of Director's understanding of the recent history, current conditions and outlook for Anooraq and more specifically its financial condition;

(iii)	the Company's existing and ongoing established business relationship with Anglo Platinum;

(iv)	the Company's ongoing exploration focus in South Africa and specifically its focus on the Bushveld;

(v)	encouraging results of the Company's exploration programs in South Africa and the advancement of its properties;

(vi)	the exploration, development, and operational profile of the Ga- Phasha Project and its fit within Anooraq's overall goal to develop into a producer and to increase its mineral resources and reserves;

(vii)	the various expressions of support for the Acquisition from members of the financing community; and

(viii)	the current commodity price cycle.

                  The Share Exchange Agreement was executed and delivered on January 21, 2004 (see "The Acquisition -Description of Share Exchange Agreement"). The entering into of the Share Exchange Agreement was announced prior to the opening of the stock markets on January 21, 2004.

                  The Board of Directors of Anooraq unanimously recommends that Shareholders vote in favour of the Acquisition. The Acquisition Resolution must be approved by the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

Description of the Share Exchange Agreement

                  Outline

                  On January 21, 2004 Anooraq and Pelawan agreed, in accordance with the Share Exchange Agreement to a transaction having the following essential characteristics:

(a)
Pelawan will sell its shareholding in Micawber (the entity holding mineral title to the Ga-Phasha Project) to Plateau (a wholly owned Anooraq subsidiary) and will assign to Plateau its participation interest in the joint venture with RPM in respect of the Ga-Phasha Project.

(b)
In consideration for the Acquisition, Anooraq will issue the Consideration Shares to Pelawan. Following such issuance Pelawan will hold approximately 63% of the aggregate issued share capital of Anooraq. As such, Anooraq will constitute an HDP. In addition, Anooraq will make a cash payment to Pelawan of no more than ZAR16,400,000. The shareholding structure of Anooraq and the structure of the Ga -Phasha Project following the Acquisition may be graphically represented as follows:

Intercorporate Relationships

(c)
Various mechanisms have been put into place to ensure that Anooraq will remain an HDP at all material times. Allowance has been made for the dilutive effect of the issue of new Anooraq Shares to raise capital for the funding by Plateau of its contributions to the Ga -Phasha Project and the Drenthe JV. If required, Anooraq will issue additional Consideration Shares to Pelawan in order to ensure that Anooraq continues to be owned and controlled by Pelawan (see "Consideration Shares Issued to Pelawan" below).

(d)
Various mechanisms have been put into place to ensure that Pelawan is not able to dispose of any of the Consideration Shares where such disposal would result in Anooraq ceasing to be an HDP (that is, Pelawan ceasing to own and control Anooraq). The Consideration Shares will be held in escrow by the Pelawan Trust for Pelawan (see "Description of Lockup Arrangements for Consideration Shares" below).

(e)
Notwithstanding Pelawan's controlling shareholding in Anooraq, Anooraq's management will consist of an equal proportion of South African and North American appointees (see "Description of the Shareholders Agreement" below).

(f)
The Shareholders Agreement will be concluded between Anooraq, Pelawan and the Pelawan Trust recording the restrictions on transfer of the Consideration Shares and the agreements relating to the management of Anooraq. Amendments will also be made to the Grandfather Shareholders Documents in order to ensure that Pelawan (and, by that token, Anooraq) will continue at all material times in the future to remain an HDP.

(g)
Completion of the Acquisition is subject to a number of conditions, including approval of the SARB, the DME, the formation of the joint venture in respect of the Ga - Phasha Project and the approval of the shareholders of Anooraq.

                  Consideration Shares Issued to Pelawan

                  Upon the Closing Date, the Consideration Shares will be issued to Pelawan – representing approximately 63% of Anooraq's aggregate issued share capital. That number of Anooraq Shares held by Pelawan is subject to adjustment as follows during the one year period after the Closing Date:

(a)
if any dilutive financings cause the shareholding of Pelawan to fall below the Statutory Shareholding, additional Anooraq Shares will be issued to Pelawan in order to restore that minimum Statutory Shareholding;

(b)
if dilutive financings cause the shareholding of Pelawan, as determined on the Finalization Date to be of a value lower than that required in order to realize a threshold return for Pelawan of at least $9,875,000 (over and above the minimum Statutory Shareholding), further Anooraq Shares will be issued to Pelawan on the Finalization Date in order to guarantee that return as determined on the Finalization Date; and

(c)
if, notwithstanding dilutive financings, Pelawan has, on the Finalization Date, a surplus number of Consideration Shares over and above the minimum Statutory Shareholding and such $9,875,000 threshold return, 48% of such surplus shareholding will be returned to treasury by Pelawan and cancelled.

                  Anooraq's expectation is that the sale by Pelawan of Consideration Shares to realize the $9,875,000 threshold return, combined with the effect of dilutive financings required in order to fund Anooraq's obligations in relation to the Ga-Phasha Project and the Drenthe Overysel Project, will result in Pelawan's shareholding in Anooraq being diluted to approximately 52% by the Finalization Date.

                  If, following the Finalization Date, further Anooraq Shares are issued pursuant to acquisitions or financings by Anooraq and the resultant dilution causes Pelawan's shareholding to fall below the minimum Statutory Shareholding, Anooraq will be entitled (but not obliged) to issue additional shares to Pelawan to maintain that minimum Statutory Shareholding. Those additional shares will be held in escrow and will be cancelled in the event that the minimum Statutory Shareholding is subsequently reduced by South African legislation.

Description of Lockup Arrangements for Consideration Shares

                  Pelawan Trust

                  The Consideration Shares will be registered in the name of the Pelawan Trust, which will hold such shares in trust for Pelawan.

                  The Pelawan Trust Deed shall provide that:

(a)
the Pelawan Trust shall deposit the certificates evidencing the Consideration Shares with an escrow agent in South Africa jointly approved by Pelawan and Anooraq and the Pelawan Trust shall appoint such escrow agent to act as its custodian in respect of the Consideration Shares and to attend to all transfers of the Consideration Shares in accordance with the Share Exchange Agreement and the Pelawan Trust Deed, such appointment to be on terms obliging such custodian to report to Anooraq, Pelawan and the Pelawan Trust promptly with regard to any transfer of such Consideration Shares;

(b)
transfer of the Consideration Shares shall require the prior express written approval of the SARB and Pelawan and the Pelawan Trust shall not transfer the Consideration Shares comprising the Statutory Shareholding without the prior express written approval of the DME;

(c)
the Pelawan Trust may not transfer any Consideration Shares other than in accordance with the Shareholders Agreement or the Share Exchange Agreement without the prior express written consent of Anooraq, such consent to be valid only if approved by a Disinterested Majority;

(d)
the Pelawan Trust Deed may not be amended without the prior express written consent of the SARB, the DME and Anooraq (such consent to be valid only if approved by a resolution of a Disinterested Majority) and the trustees of the Pelawan Trust may not be replaced without such prior express written consent;

(e)
prior to the Release Date, the Pelawan Trust may not agree to any amendments of those provisions of the Share Exchange Agreement, the Shareholders Agreement or the Grandfather Shareholders Documents which concern the Lockup Shareholding;

(f)
the shareholders of Pelawan shall deposit with the Pelawan Trust all share certificates evidencing their shareholdings in Pelawan and, to the extent that any such shareholder is an artificial person, the persons who hold the issued share capital of such shareholder shall deposit with the Pelawan Trust all share certificates evidencing such shareholdings in that shareholder. The Pelawan Trust shall not release any such share certificates other than in accordance with the Grandfather Shareholders Documents without the prior express written consent of Anooraq, such consent to be valid only if approved by a resolution of a Disinterested Majority; and

(g)	the Pelawan Trust shall exercise all voting rights attaching to the Consideration Shares in accordance with the Shareholders Agreement.

                  Statutory Shareholding

                  The Shareholders Agreement provides that, during the currency of the applicable mining rights, exploration, development and mining permits and licences and mining or mineral leases and sub-leases which are required in order to undertake the Ga-Phasha Project, the Platreef Project and certain other Anooraq projects (as the case may be), Pelawan shall not be entitled, without the prior express written consent of Anooraq, to transfer any Consideration Shares comprising the Statutory Shareholding, unless such transfer is:

(a)
to another HDP approved in writing by the DME, Anooraq (by way of a resolution of a Disinterested Majority) and Anglo Platinum, where such HDP has agreed to be bound by the terms of the Shareholders Agreement, the Pelawan Trust Deed and the shareholding structure of that HDP is governed by agreements upon substantially similar terms to the Grandfather Shareholders Documents that will prevent such person from losing its HDP status; and

(b)	approved by the SARB and the South African, Canadian and European Union competition authorities, to the extent required in each case.

                  Lockup Shareholding

                  As a separate obligation to its obligation to maintain the Statutory Shareholding, Pelawan shall be obliged to maintain the Lockup Shareholding until the Release Date. This obligation will apply even if the minimum Statutory Shareholding required in order for Anooraq to qualify as HDP is reduced by legislative amendment prior to the Release Date.

                  Legends

                  All share certificates evidencing Consideration Shares issued to Pelawan shall bear legends recording the relevant restrictions upon transfer contained in the Share Exchange Agreement, the Pelawan Trust Deed and the Shareholders Agreement.

                  Grandfather Shareholders Documents

                  The Grandfather Shareholders Documents will be amended to require that Pelawan remain an HDP at all material times in the future.

                  Lockup Default

                  A mechanism has been provided for Anooraq to recover control of the Consideration Shares issued to Pelawan in the event (a "Lockup Default") that, at any time prior to the Release Date:

(a)	Pelawan or Anooraq ceases to qualify as an HDP for any cause which constitutes a breach of the Share Exchange Agreement, the Grandfather Shareholders Documents or the Pelawan Trust Deed; or

(b)	Pelawan ceases to beneficially own through the Pelawan Trust at least the number of Anooraq Shares that is equal to the Lockup Shareholding.

                  In the event of a Lockup Default:

(a)	Anooraq may elect, in its sole discretion, to issue additional Consideration Shares to Pelawan in order to restore the required shareholding; or

(b)
if such Lockup Default has not been cured following due notice of default, all rights, benefits, entitlements and interests (vested or otherwise present or future) of Pelawan in the Pelawan Trust shall fall away and the sole beneficiaries of the Pelawan Trust shall be a class of HDPs selected by Anooraq (by way of a resolution of a Disinterested Majority) and who are not an affiliates of Anooraq.

Description of the Shareholders Agreement

                  The Shareholders Agreement provides that Pelawan will (through the Pelawan Trust) vote its shareholding in Anooraq to ensure that, for so long as the Statutory Shareholding is held by Pelawan, the Anooraq board of directors is composed of:

(a)	a majority of persons who are HDPs; and

(b)	an equal number of persons who are officers or directors of Pelawan and persons who are officers or directors of HDI and at least 3 independent directors.

The intended composition of the board of directors of Anooraq is set out below.

* Independent Director, who is resident in South Africa, to be agreed by Pelawan and HDI

                  In addition to those directors nominated by Pelawan who are not directors or officers of HDI, which nominations shall be made by Pelawan in its sole discretion, Pelawan will nominate so many persons who are existing directors or officers of HDI and so many independent directors which it may in its sole discretion select in order to ensure the agreed composition of the board of directors of Anooraq.

                  The Shareholders Agreement provides that the management and officers of Anooraq shall be composed as set out below.

* These positions to be held by HDI directors, officers or employees up to the Finalization Date. Thereafter, persons who are resident in South Africa will be sought to fill these positions (with a stipulated time period).

                  Pelawan shall use its reasonable endeavours to procure that the board of directors of Anooraq appoint suitably skilled persons to act as the executives of the company in accordance with the composition described above and Pelawan shall make its directors, officers and employees available, to the extent reasonably possible, for appointment accordingly.

SARB Approval

                  Exchange control regulations, which restrict the free flow of capital in and out of the country, exist in South Africa. These regulations, which until the recent past were rather strict, have been significantly relaxed. The expressed goal of the South African government is the ultimate equal treatment of residents and non-residents in relation to inflows and outflows of capital and the abolition of exchange control measures.

                  Non-resident companies such as Anooraq are no longer subject to exchange control and currently may freely transfer capital into and out of South Africa. Investments into South Africa must however be reported to the authorities and share certificates evidencing such investment must carry a "non-resident" endorsement. It should be noted that non-residents who wish to invest in South Africa by means of loan capital need to obtain prior approval from the SARB, particularly with reference to intended repayment dates and interest rates.

                  South African subsidiaries and branches of foreign companies, such as Plateau, are considered to be South African residents and are, therefore, subject to exchange control.

                  South African resident companies, such as Pelawan, are bound by South African exchange control regulations. In particular, Pelawan requires the consent of the SARB to complete the Acquisition and retain the Consideration Shares on an ongoing basis. On June 8, 2004 the SARB granted an approval to Pelawan entitling it to complete the Acquisition and retain the Consideration Shares on an ongoing basis. The terms of the Acquisition and the terms upon which Pelawan is required to hold the Consideration Shares on an ongoing basis conform with the requirements of the SARB, as specified in its approval of the transaction.

                  In accordance with SARB requirements, cash payments in respect of dividends declared by Plateau will (for so long as Pelawan remains a shareholder) be remitted from South Africa net of that portion of such payments which is ultimately attributable to Pelawan and such payments shall be settled in South Africa.

Listing on the JSE

                  South African exchange control regulations are being amended to permit non-South African corporations to list on the JSE Securities Exchange ("JSE"). Once such amendments have been effected, Anooraq intends undertaking a tertiary listing on the JSE.

Sponsorship

                  BMO Nesbitt Burns Inc., Suite 1800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, Canada (the "Sponsor") has agreed to act as sponsor in connection with the Acquisition, which will be a reverse take-over of Anooraq within the meaning of the TSXV Policy.

                  Anooraq, Pelawan and the Sponsor have entered into a sponsorship engagement letter agreement dated July 14, 2004, pursuant to which Anooraq will pay no fee in respect of the delivery of a sponsor report to TSXV, but will reimburse the Sponsor for its reasonable out-of-pocket expenses.

                  Anooraq, Pelawan and the Sponsor have not entered into any agreement to provide corporate finance servic es, provided that Anooraq and the Sponsor have agreed that the Sponsor shall be entitled to act as agent in relation to certain future financings by the Company.

                  Neither A nooraq nor Pelawan are Related Parties with respect to the Sponsor.

ELECTION OF NEW DIRECTORS

                  The size of the Board of Directors of Anooraq is currently determined at nine (See "General Information Concerning Anooraq – Directors and Officers).

                  If the Acquisition Resolution is passed, Shareholders will vote on the election of five new directors. In the event that such directors are elected, five of the current directors (Messrs. Jeffrey R. Mason, David J. Copeland, Glen R. Gamble, Robert A. Hildebrand and David S. Jennings) will resign and the five new directors (named below) will take office upon the closing of the Acquisition (the size of the Board of Directors will remain at nine). Unless the director's office is earlier vacated in accordance with the provisions of the BCBCA, each director elected will hold office for a period beginning on the Closing Date and ending at the conclusion of the next annual general meeting of Anooraq, or if no director is then elected, until a successor is elected.

                  The following table states the names of the five new persons proposed to be nominated for election as directors if the Acquisition Resolution is passed, the position with the Company to be held by them, the principal occupation, business or employment presently held by them, the period or periods during which each person has served as a director of the Company and the number of shares in the capital of the Company beneficially owned, directly or indirectly, or controlled or directed by them:

	Present Principal		Number of Anooraq
Name, position in the Company and	Occupation,		Shares Beneficially
province or state, and country of	Business or		Owned, Controlled or
residence	Employment	Director Since	Directed

Tumelo M. Motsisi	Executive Chairman,	Nominee	Nil shares
Gauteng, South Africa	Pelawan

A.H.C. Harold Motaung	Chief Executive	Nominee	Nil shares
Gauteng, South Africa	Officer, Pelawan

Rizelle M. Sampson	Director: Marketing	Nominee	Nil shares
Gauteng, South Africa	BD Sarens (Ptv.)
Ltd.

Popo S. Molefe	Consultant	Nominee	Nil shares
North West Province, South Africa

Sipho Nkosi	Chief Executive	Nominee	Nil shares
Gauteng, South Africa	Officer of Eyesizwe
Coal (Proprietary)
Ltd.

_______________
Notes:

(1)
The information as to present and principal occupation, business or employment and number of Anooraq Shares beneficially owned, controlled or directed is not within the knowledge of the management of Anooraq and has been furnished by the respective nominees.

(2)	The above proposed officers and directors hold an aggregate of 0 Anooraq Shares, 0 options and 0 warrants.

                  Additional details including the principal occupation for the past five years of the above proposed five new directors is as follows:

TUMELO M. MOTSISI, BA, LLM, MBA – Nominee

                  Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes. In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa's largest trade union federation, Cosatu. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African companies.

A. H. C. HAROLD MOTAUNG, BSc, MBA – Nominee

                  Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and a production supervisor. Mr. Motaung then moved to the South African Government's Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

                  In Mr. Motaung's capacity as a chief director of the Mine Inspectorate, he was appointed on numerous boards of Government associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.

RIZELLE M. SAMPSON, H. Dip Education – Nominee

                  Ms. Sampson is a South African citizen and holds a Certificate in Telecom Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of Western Cape. Ms. Sampson is also currently pursuing a Masters Degree in Management of Technology and Innovation at the Da Vinci Institute of Technology. Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd., Ms. Sampson recently took the position of Director: Marketing at BD Sarens (Pty) Ltd. This will be Ms. Sampson's first time as a director of a public company, and she has not previously held a position as an officer of a public company.

POPO S. MOLEFE, PhD. – Nominee

                  Dr. Molefe is a South African citizen and holds a Diploma in Governance from Harvard School of Governance, a Diploma in Business Leadership from Wharton School of Business Leadership (University of Pennsylvania) and a Doctorate from North-West University, South Africa. Dr. Molefe is a well known political activist and currently sits as a member of the National Executive Committee of the African National Congress (ANC), the ruling political party in South Africa. He also holds the position of Chair – ANC Provincial Executive North West Province and Chancellor of the North-West University. The North West Province is also known as "The Platinum Province" in South Africa as it hosts some of the largest PGM deposits on the Bushveld Complex. For the past 10 years, Dr. Molefe has held the position of Premier of the North West Province, South Africa. This will be Dr. Molefe's first time as a director of a public company, and he has not previously held a position as an officer of a public company.

SIPHO NKOSI, B.Comm, MBA – Nominee

                  Mr. Nkosi is a South African citizen and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"), one of the South Africa's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

                  Anooraq does not have an executive committee of its directors. Anooraq is required to have an audit committee. As at the date hereof, the members of the audit committee are Walter Segsworth, Glen R. Gamble, and Robert A. Hildebrand, all of whom are "independent". If the Acquisition Resolution is passed, the Board of Directors will elect or appoint an audit committee consisting of three "independent " Board Members who will take office upon the closing of the Acquisition.

CORPORATE GOVERNANCE

                  The TSXV requires that every Tier 1 listed company incorporated in Canada or in a province in Canada must disclose on an annual basis its approach to corporate governance. A description of Anooraq's system of corporate governance is set out below.

Mandate of the Board of Directors

                  The TSXV Guidelines (the "Guidelines") require that the board of directors of a listed corporation explicitly assume responsibility for the stewardship of the corporation, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior manage ment, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal control and management information systems. The Board of Directors have adopted a Statement of Corporate Governance Practices with a view to compliance with the Guidelines.

                  Anooraq's focus has been for the last several years, and is anticipated to continue to be, development of mining projects. Currently, no other significant businesses or projects are contemplated for Anooraq. The Board of Directors is of the view that the strategic planning process for Anooraq consists primarily of maintaining sufficient financial reserves in order to carry on the project exploration to the pre-feasibility stage and to ensure the cooperation of the local community by dealing with the concerns inherent in any mining project, especially concerns that relate to the environment and employment. The principal risks to Anooraq's business are that it will be unable to demonstrate the economic viability of its mineral projects or that they will, even if proven economic, prove unacceptable to local or governmental authorities. Significant risks to the economics of the project include metals prices, and exchange and interest rates which are beyond the control of Anooraq. The Board does not consider succession planning to be of singular importance at this point in Anooraq's development given the relative age of Anooraq's current principal operating officers and directors. The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied of the integrity of Anooraq's internal control and financial management information systems.

Composition of the Board of Directors

                  The Guidelines require that (i) the board of directors of a listed corporation determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the corporation, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and (iv) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.

                  Under the Guidelines, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from the holding of shares of the corporation. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

                  The Board of Directors of Anooraq, after giving effect to the Acquisition, will be comprised of nine directors of whom Messrs. Segsworth, Nkosi and Molefe and Ms. Sampson can each be considered an "unrelated" director. Messrs. Segsworth, Nkosi and Molefe and Ms. Sampson are considered unrelated by virtue of not being operating officers of Anooraq; however, given the nature of Anooraq's venture capital based mining exploration business, all directors assist Anooraq when efforts are being made to obtain financing for Anooraq. Messrs. Segsworth and Nkosi, and Ms. Sampson will not attend at Anooraq's executive offices on a regular basis other than to conduct Board business. Certain of the directors of Anooraq serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Inc. None of the officers of Anooraq can be considered employed by Anooraq full time given the nature of Anooraq's exploration business which is carried out significantly by third party contractors and because of the obligations of these directors to the other companies on whose boards they serve. Certain of Anooraq's executive officers serve as executive officers and/or directors of other publicly traded companies.

Committees of the Board of Directors

                  The Guidelines require that (i) committees of the board of directors of a listed corporation generally be composed of outside directors (that is, directors who are not employees or officers of the corporation), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the corporation's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

                  As of the date hereof, the audit committee comprises Messrs. Segsworth, Glen R. Gamble, and Robert A. Hildebrand, all of whom are "independent". If the Acquisition Resolution is passed, the Board of Directors will elect or appoint an audit committee consisting of three "independent" Board Members who will take office upon the closing of the Acquisition. The audit committee has had direct contact with Anooraq's external auditors and has had direct involvement in the review of quarterly and annual financial statements.

Decisions Requiring Prior Approval by the Board of Directors

                  The Guidelines require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

                  There is no specific mandate for the Board of Directors of Anooraq since the Board of Directors has plenary power. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

                  The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to Anooraq. Any property acquisitions and significant exploration programs receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

                  The Guidelines require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

                  At this time the Board is satisfied with the composition and effectiveness of the Board of Directors, each of its committees and the senior executives of Anooraq.

Shareholder Feedback and Concerns

                  Anooraq's information personnel, Messrs Shawn Wallace, Erick Bertsch and Scott Cousens, a Director, are available at Anooraq's offices for communications with shareholders. Anooraq also regu larly supplies shareholders with quarterly and annual financial information and copies of news releases. Current financial information and news releases are ordinarily and promptly posted on the Company's internet web site. A number of Anooraq's directors are generally also on hand attending at Anooraq's offices for purposes of interaction with shareholders and potential investors.

Expectations of Management

                  Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board regularly compares actual performance of exploration programs with the budgeted aspects of the program and discusses significant variances with management.

Conclusions

                  The Board of Directors of Anooraq believes that the Board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of Anooraq. The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as appear warranted.

BUSINESS OF ANOORAQ AFTER CLOSING

Upon Closing, Anooraq will hold interests in several important PGM projects, including:

(1)	50% interest in the Ga -Phasha Project;

(2)	interest in properties known as the Platreef Project, including:

	(a)	50% interest in the Boikgantsho JV, consisting of three farms or farm portions (Drenthe 778 LR, Witrivier 777 LR and Overysel 815 LR) that host the advanced exploration stage Drenthe deposit;

	(b)	100% interest in 7 farms on which preliminary exploration has been undertaken;

	(c)	50% interest in 12 farms or portions under option from Anglo Platinum on which preliminary exploration has been undertaken;

	(d)	100% interest in the Rietfontein 2 KS farm on which Afric an Minerals is earning a 50% interest, and has outlined significant PGM mineralization; and

(3)	50% interest in the Thusong JV, consisting of four farms that are an early stage exploration prospect.

                  The Company intends to advance Ga-Phasha Project to the pre-feasibility stage in late 2004. Additional drilling will be done in this phase, focused on outlining material for 15 years of production from the UG2 Reef. The UG2 Reef is one of two PGM -bearing horizons on the Ga-Phasha property and is expected to be developed first. Mine planning, including metallurgical, geotechnical, and infrastructural studies, will begin during the drilling stage and continue through 2005 and 2006, with conclusion of a feasibility study expected in 2006.

                  Work will continue on the Drenthe and Overysel farms under Boikgantsho JV, to advance the Drenthe deposit to the pre -feasibility stage in 2004 and the feasibility stage in 2005. Additional drilling and engineering studies are planned for late 2004 and into 2005, accelerating to detailed mine planning and design studies mid-year, with the objective of completing a feasibility study in the latter half of 2005. Contingent on results, a production decision would be made in late 2005 with mine construction in 2006.

                  Current commitments on other Platreef properties have been met, therefore, additional exploration work on these farms has been deferred until 2005 when drilling at Drenthe is completed. Early stage exploration surveys are planned to begin on the properties under the Thusong JV in 2005.

Corporate Information

                  Name and Incorporation

                  On the completion of the Acquisition, the head office of Anooraq will continue to be located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 (604) 684 6365 and the registered office of Anooraq will continue to be located c/o its British Columbia attorneys at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7 (604) 689 9111.

                  Anooraq was incorporated pursuant to the laws of the Province of British Columbia on April 19, 1983.

                  Following the Acquisition, Anooraq will continue to hold 100% of the shares of N1C Resources Inc. ("N1C"). N1C will continue hold 100% of the shares of N2C Resources Inc. ("N2C") and N2C will continue to hold 100% of the shares of Plateau, the private South African mining corporation incorporated on October 14, 1996 that holds the legal rights to the mineral interests comprising the Platreef Project, and which will continue to be Anooraq's wholly -owned operating subsidiary in South Africa. Plateau will hold the Micawber Shares. N1C and N2C were incorporated on December 2, 1999 under the laws of the Cayman Islands. For additional details concerning Anooraq's subsidiaries see "General Information Concerning Anooraq– Corporate Information".

Description and General Development of the Business

                  On the completion of the Acquisition, Anooraq will be a majority-owned subsidiary of Pelawan with a 50% participation interest in the Ga-Phasha Project. Anooraq will also continue to carry on the business which it presently conducts. Anooraq's mineral properties are primarily in the exploration stage.

                  From 1996 to mid 1999 the Company's mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exp loration on a South African PGM project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. and N2C Resources Inc. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, BWI, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations for legitimate Canadian tax planning considerations. The two -subsidiary structure was adopted by the Company with a view to minimizing exposure to potential capital gains taxes if the Company's South African exploration is successful. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau.

Business Overview

                  The Ga-Phasha Project consists of four farms located on the Eastern Limb of the Bushveld Complex. Anglo Platinum and others have carried out extensive core drilling as well as engineering studies. The property hosts significant mineral resources of platinum, palladium, rhodium and gold occurring within the UG2 and Merensky Reefs. The UG2 and Merensky are the two PGM bearing horizons from which most of the PGM production, to date, from mines on the Bushveld has been derived.

                  Anooraq commissioned an estimate of the mineral resources for the Ga-Phasha Project in January 2004. Measured and indicated resources containing over 20 million ounces of PGM have been outlined as well as substantial additional PGM within inferred resources. For the UG2 Reef at a 4 g/t cut-off, estimated measured and indicated resources are 65.7 million tonnes grading 6.97 g/t 4PGM (3.07 g/t Pt, 3.28 g/t Pd, 0.18 g/t Au and 0.44 g/t Rh). For the Merensky Reef, at 2 g/t cut-off, estimated measured and indicated resources are 43.3 million tonnes grading 4.39 g/t 4PGM (1.93 g/t Pt, 2.06 g/t Pd, 0.11 g/t Au and 0.28 g/t Rh). The independent qualified person for the estimates is Eugene Siepker, M.Sc., Pr.Sci.Nat.

                  Anglo Platinum has continued to carry out drilling at Ga-Phasha in conjunction with programs on its adjacent Twickenham PGM Project. Anooraq and its consultants are working with Anglo Platinum to acquire and assess this information. Anooraq and Pelawan have also planned an advanced stage drilling pro gram and pre-feasibility studies, to commence once the Acquisition is finalized. The objective is to complete a feasibility study by 2006.

                  Anooraq's Business Strategy and Principal Activities

                  Anooraq is in the business of acquiring and exploring mineral exploration properties. Presently, Anooraq's principal focus is exploration through Plateau, of the Platreef Project. A reference herein to the "Platreef Project" is intended to refer to the physical property and not the legal structure under which Anooraq indirectly holds its interest in the Platreef Project. The Platreef Project is situated on the geological trend known as the "Bushveld Complex" in South Africa. The Platreef Project, which Anooraq is actively exploring, is of interest geologically because the Bushveld Complex hosts a layered mafic intrusive complex, a setting known to be associated with PGM. No ore is known to exist at the Platreef Project and a great deal of exploration is still required before any economic feasibility can even be considered.

                  Once the Acquisition is finalized, Anooraq intends to conduct an advanced stage drilling program and pre-feasibility studies on the Ga -Phasha Project in conjunction with Anglo Platinum.

                  Anooraq does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

                  Mining and Exploration in South Africa Generally

                  The South African mining sector has undergone a series of significant legis lative changes in the past two years. These changes include the introduction of:

  the Mineral Development Act ;

  the Charter and the related check- list document released in February 2003 ("the Scorecard");

  a clarification document dated July 14, 2004 ("the Clarification Document"); and

  the Royalty Bill.

                  In order to understand these legislative changes, the form of "old order" mineral tenure that currently prevails in South Africa and which will be significantly altered and replaced by a "new order" form of mineral tenure by virtue of such changes must first be discussed.

                  Old Order Mineral Tenure i n South Africa

                  South African mineral tenure is currently in transition from a regime governed primarily by common law and the Minerals Act 1991 ("Minerals Act"). The South African system of mineral rights had developed over many years to a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controlled the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights were officially registered and were tradeable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

                  Mineral rights represented a parcel of rights including the rights to prospect and mine (although the exercise of such rights was subject to authorization under the Minerals Act) together with ancillary rights to do what was reasonably necessary in order to effectively carry on prospecting or mining operations. The holder of mineral rights could grant subordinate rights to prospect under a prospecting contract or grant subordinate rights to mine under a mineral lease or could sell or otherwise dispose of the rights. The term "farm" is frequently used to identify the land area to which rights have been granted. The mineral rights owner was ordinarily compensated by the exploiter of the minerals for the depletion of the non-renewable resource through the outright purchase of the mineral rights, or, less commonly, through the payment of royalties.

                  In South Africa, the mineral right owner was not permitted to prospect or mine for minerals without having obtained a prospecting permit or mining authorization from the State. These licenses were not transferable. They were aimed at controlling prospecting and mining, having regard to considerations of health and safety, environmental rehabilitation and responsible extraction of the ore. Conversely, a prospecting permit or mining authorization cold not be granted unless the applicant was the holder of the relevant mineral right or had acquired the holder's consent to prospect or mine. Reconnaissance work could and did take place without the necessity to hold a permit, provided the work did not fall within the definition of "prospecting" in the Minerals Act.

                  New Order Mineral Tenure in South Africa

                  The Mineral Development Act was assented to on October 3, 2002. By proclamation in the South African Government Gazette the President announced in April 2004, the Act came into force on May 1, 2004. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDPs in the industry.

                  The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights.

                                    Transition from old to new systems of mineral tenure

                  Private holders of old order mineral rights have limited exclusive time periods to convert these rights to new order rights, or apply for new rights de novo, once the Mineral Development Act came into effect. The period of exclusivity which applies in respect of old order rights depends upon whether the rights in question are "unused old order rights" or "old order rights" in relation to which mining or prospecting activities were being conducted on May 1, 2004 (that is, the old order rights were being actively used when the Mineral Development Act came in to effect).

                  Holders of "old order mining rights" in respect of which a mining authorization has been granted under the Minerals Act and mining activities were being conducted on May 1, 2004 will have five years from May 1, 2004 to lodge their rights for conversion into new order mineral rights. A period of two years from May 1, 2004 is allowed for "old order mineral rights" in respect of which a prospecting permit or mining authorization has been issued under the Minerals Act and prospecting activities were being conducted on May 1, 2004 to be converted to new order prospecting or mining rights, as the case may be. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to ongoing compliance with the conditions of grant. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.

                  In order to be able to convert old order rights to new order rights, the holder:

  must hold the underlying right (to mine or prospect, as the case may be) in terms of the common law or legislation prevailing immediately before the coming into effect of the Mineral Development Act;

  must hold a mining authorisation or prospecting permit, as the case may be, issued in terms of the Minerals Act ;

  must be actively conducting mining or prospecting operations, as the case may be, on the relevant property on the date that the Mineral Development Act came into effect;

  must lodge its old order right for conversion at the relevant office of the Department of Minerals and Energy ("the DME");

  for mining rights, is required (under Schedule II, item 7, of the Mineral Development Act) to undertake to "give effect to" the BEE and socio -economic objectives set out in Sections 2(d) and (f) of the Mineral Development Act ("the Objectives"); and

  for mining rights, must submit a prescribed social and labour plan.

                  A person converting an existing mining right has to commit to giving effect to the Objectives. In general, these Objectives are embodied in the Charter and are discussed below.

                  In relation to any old order right with respect to which prospecting or mining activities were not being conducted when the Mineral Development Act came into effect (that is, "unused old order rights"), there is a one year period during which the holder has an exclusive right to apply for a new order right. A person applying for a new mining right (as opposed to converting an "old order mining right") has to demonstrate, among other requirements, that the Objectives and the imperatives of the Charter will be advanced by the grant of the right. In practice, this will probably mean that the applicant will already have to have met the BEE targets set out in the Charter for the purposes of that application. In relation to applications for new prospecting rights, it is unclear whether the DME will require applicants to be in strict compliance with these targets, although the DME stated in the Clarification Document that up to May 1, 2005 applicants for prospecting rights in relation to mineral rights historically owned by the State will require HDP ownership of at least 51%.

                  The Charter sets out the major areas in which change is required in the South African mining industry, such as ownership, human resource development, employment equity, procurement, community and rural development and the beneficiation of minerals. The details for the beneficiation requirements will be set out in a further statute. The Charter is a document published under section 100(2)(a) of the Mineral Development Act, which sets the framework, targets and timetable for effecting the entry of HDPs into the mining industry. The Charter (as read with the Scorecard) requires each mining company to achieve the following BEE ownership targets ("the HDP Ownership Targets") for the purposes of qualifying for the grant of new order rights in respect of mineral tenure which was formerly in private hands:

  15% ownership by HDPs in that company or in its attributable units of production within 5 years of the coming into force of the Mineral Development Act ; and

  26% ownership by HDPs in that company or in its attributable units of production within 10 years of the Mineral Development Act coming into effect.

                  The Clarification Document states that applicants for new order rights in relation to "unused" old order rights which were, prior to May 1, 2004 owned by the State will require 51% ownership by HDPs. It is not clear from the Clarification Document whether mineral rights leased from the State constitute private or State owned mineral rights for such purposes.

                  The Charter states that transfers of ownership of assets to HDPs must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDP companies in securing financing to fund BEE participation, in the amount of ZAR100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

                  The Scorecard is a check-list that requires mining companies to indicate the extent of their achievement in the aspirational areas for empowerment identified by the Charter. Each company's points on the Scorecard will be used by the Minister of Minerals and Energy in deciding applications for new order rights by that company.

                  The Mineral Development Act also allows for the payment by new order mining rights holders of a state royalty to be prescribed in a separate statute. On March 20, 2003, the South African government released a draft of the Royalty Bill to the public for comment. If approved in its original form, the Bill would provide for a 4% tax-deductible royalty on PGM revenues. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Royalty Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Royalty Bill would provide an opportunity to review the South African mining industry's tax dispensation as a whole.

                                    Qualification as an HDP

                  The practices of systematic racism under apartheid and other forms of disempowerment have led to an economic imbalance that excludes the majority of South Africa's citizens from the economic mainstream. Since the early 1990s, various steps have been taken by the South African government to achieve greater diffusion of economic power within the black community. In recent times the South African government released three important documents:

  the Strategy for Broad -Based Black Economic Empowerment (the "Strategy") in March 2003;

  the Code of Good Practice (the "Code"), which is an explanation of the approach to be adopted by government in the measurement of BEE compliance; and

  the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act") which was promulgated on 6 January 2004 and will come into operation on a date to be determined by the President, by proclamation in the Government Gazette.

                  The Strategy and Code are not legally binding documents but give a clear indication of the government's current policy in relation to BEE. The Strategy enlarges upon certain concepts and definitions relevant to BEE. The BEE Act establishes a legislative framework for the promotion of BEE but does not provide definitions of many of its key concepts, including qualification as an HDP.

                  Ambiguities and lack of proper definition of BEE related concepts in the Mineral Development Act, Charter and Scorecard bedevils the questions as to what constitutes BEE and who qualifies as an HDP under South Africa's new mining legislation. Despite commonplace reference in practice to BEE within the industry, the Mineral Development Act and Charter do not use this concept. They instead refer to the concept of "broad based economic empowerment". Broad based economic empowerment includes strategies or plans which are aimed at redressing the result of past discrimination based on race and gender of HDPs in the mineral and petroleum industry and the transforming of such industries to facilitate, amongst others, the ownership, participation in or the benefiting from existing or future mining, prospecting, exploration or production operation by HDPs. The concept of broad based BEE is further defined in the BEE Act.

                  The definition of "historically disadvantaged person" in section 1 of the Mineral Development Act reads as follows:

"(a) Any person, category of person or community, disadvantaged by unfair discrimination before the Constitution took effect;

(b) Any association, a majority of whose members are persons contemplated in paragraph (a);

(c) Any juristic person other than an association, in which persons contemplated in paragraph (a) own and control a majority of the issued capital or members' interest and are able to control a majority of the members' votes."

                  In the Charter, the mining industry and DME agreed that:

"The term Historically Disadvantaged South Africans (HDSA) refers to any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1992 (Act No. 200 of 1993) came into operation."

                  The concept "HDSA Companies" is also defined in the Charter and means:

"Those companies that are owned or controlled by historically disadvantaged South Africans"

                  Various inconsistencies, areas of ambiguity and contradictions exist in relation to these various definitions. In particular, there are several differences betwe en the definition of HDSA Companies in the Charter and paragraph (c) of the definition of "historically disadvantaged person" in the Mineral Development Act. One of the most significant of such differences is that, whilst the definition of "historically disadvantaged person" requires both ownership and control by HDP individuals, a company qualifies as an "HDSA Company" if it is owned or controlled by HDSA individuals.

                  Due in part to this definitional difficulties and in line with the assessment of Anooraq and Pelawan of the BEE requirements of the DME, as evidenced from statements by the DME and the contents of the Strategy and the Code, the definition of HDP employed by the parties (as set out in "Glossary of terms" above) in structuring the Acquisition is designed to ensure that Anooraq will qualify as an HDP (and an HDSA Company) on the basis that it is both majority owned and managed by persons who are HDPs.

                  New Order Mineral Tenure of Anooraq

                  The old order prospecting rights held by Plateau in relation to the Platreef Project constitute "used" old order rights in relation to which Plateau has until April 30, 2009 to apply for conversion to new order prospecting rights.

                  It is a condition to the closing of the Acquisition that Anooraq be satisfied of continuing security of mineral tenure in relation to the old order mineral rights comprising the subject matter of the Ga-Phasha Project. Anooraq anticipates that an application will be filed on behalf of Micawber for the conversion of such rights (as "used" old order rights) to new order rights no later than April 30, 2009 and an alternative application for the grant of a new order right (in the event that the old order rights are found to be "unused") will be filed no later than April 30, 2005. See "Risk Factors" below.

                  South Africa – Legal and Economic Background

                  Introduction

                  The Republic of South Africa depends heavily on overseas investment for its continued growth. The injection of investment funds from abroad is essential to ensure the proper exploitation of the country's vast natural resources. South Africa is one of the most advanced countries both technologically and economically in Africa. It has a highly sophisticated transport infrastructure, including rail and road systems and seven deep-water shipping ports.

                  Business in South Africa is conducted on lines very similar to the British business system. Many of the fundamental characteristics of South African business were derived from the British systems, but there are also a great many subsidiary and associated companies of western European and North American parent companies established in South Africa.

                  The most common vehicle for conduct of business operations in South Africa is the limited company and there is no minimum equity capital requirement for companies. There are no marked administrative advantages or disadvantages to operating a South African company rather than conducting a branch operation and both are subject to the Companies Act.

                  South Africa – Taxation framework

                  The public revenue requirements of South Africa are at present derived from the following taxes:

  Income tax: The provisions relating to this tax fall within the Income Tax Act, 1962 ("the Income Tax Act ");

  Indirect taxes: The provisions relating to these taxes fall within the Value -Added Tax Act, 1991 and the Customs and Excise Act, 1964 ;

  Other taxes: The provisions relating to these taxes fall within the Estate Duty Act, 1955; the Stamp Duties Act, 1968; the Transfer Duty Act, 1949 and the Skills Development Act , 1999.

These taxes are levied by the national government. At present there are no municipal or provincial taxes in South Africa. As a matter of constitutional principle only the national government, acting through the cabinet member responsible for finance can pro mulgate legislation imposing or levying taxes.

1      Income tax

Income tax is the most important element of the tax system. The South African income tax system changed from a source-based system of taxation to a residence (worldwide) system with effect from years of assessment commencing on or after 1 January 2001 and tax is levied with reference to taxable income. Taxable income in respect of a South African resident is gross income received by or accrued to such resident, not of a capital nature less any exempt income and less all allowable expenditure actually incurred in the production of that income.

Taxable income in the case of any person other than a resident is gross income received by or accrued to such person, not of a capital nature, from a source within or deemed to be within South Africa, less exempt income and less all allowable expenditure actually incurred in the production of that income.

However, in certain cases income having a source outside South Africa is deemed to be from a South African source. Dividends on South African shares held by a South African resident individual, trust, company and a close corporation (a simpler organization governed by simpler rules, aimed at the smaller business but similar to a private company incorporated under the Companies Act, 1973) are exempt from income tax. Foreign dividends received by or accrued to a South African resident became taxable with effect from February 23, 2000.

Every individual company is a separate taxable entity. There is no scheme of relief for companies in a group, except in a case where the group of companies is restructured in terms of the corporate relief provisions in the Income Tax Act.

There are different tax tables for natural persons and persons other than natural persons (i.e. trusts and deceased estates); companies and close corporations are taxed at a single rate. A natural person's tax year ends on the last day of February or June. Companies' tax years usually coincide with their financial years. A trust's tax year ends on the last day of February. These tax years are known as the year of assessment.

Assessed losses incurred in any year of assessment may be set off against subsequent years ' taxable income. There is no limit to the time in which the losses can be utilized. In the case of assessed losses derived by companies from trading activities, the loss will fall away if there should be a full year's interruption in those trading activities. Tax paid in a particular tax year is not refundable by reason of losses incurred in a subsequent tax year.

2      Tax rates for companies

Companies are taxed at a rate of 30% on income. There is also the secondary tax on companies ("STC") at 12.5% discussed below, resulting in an effective rate of 37.78% .

3      Capital gains tax

Capital gain s tax (" CGT") was introduced in South Africa on October 1, 2001. Capital gains are subject to CGT with effect from October 1, 2001. CGT is imposed by including, in taxable income, 50% of the gains over the value of the asset on October 1, 2001 or the actual cost in respect of assets acquired after that date.

4      Secondary Tax on Companies

STC applies to companies. It is payable on dividends declared by a company in any particular dividend cycle.

The net amount of a dividend declared by a company is subject to STC at a rate of 12.5% . The net amount is the amount by which dividends declared during a dividend cycle exceed dividend accrued to the company during the relevant cycle. The dividend cycle commences on the day after the declaration of the previous dividend and ends on the date on which the next dividend accrues to the shareholders. Dividends passing through a group structure will be exempt from STC when declared by a wholly owned subsidiary, but will suffer STC when subsequently declared out by the South African parent company. STC is payable by the company declaring the dividend, and not by the recipient.

Companies that earn profits both from within and outside South Africa are liable to STC on the pro rata portion of dividends declared which relates to the profits earned from a source within South Africa.

Currently only a few countries grant tax relief in respect of the STC imposed in South Africa.

5      Transfer pricing and thin capitalization rules

Anti transfer pricing provisions contained in the Income Tax Act may be applied where goods and services are supplied or acquired in terms of an international agreement concluded between connected persons (especially group companies). If the price of the goods or services is other than would be between persons transacting with each other at arm's length, the South African Revenue Service may adjust the consideration in the determination of the taxable income of either the acquirer or the supplier.

Thin capitalization rules may be applied by the South African Revenue Service where financial assistance (such as a loan, advance or debt, or the provision of security) is granted by a non-resident investor to a resident who is either a connected person or a corporate entity in which the investor has a direct or indirect interest entitling it to participate in not less than 25% of the dividends, profits, capital or votes. These rules, when applied, disallow the deductibility of interest paid by a South African resident to the foreign lender, to the extent that such interest is considered to be excessive by the South African Revenue Service.

6      Double Tax Agreements

South Africa has concluded Double Tax Agreements ("DTA") with more than 50 countries including, the United States of America (" USA") and Canada. Most of the agreements are comprehensive.

6.1      United States of America

South Africa has concluded a DTA with the United States of America. The DTA deals with a broad range of tax issues including residence, permanent establishments, capital gains, personal service etc.

In terms of the DTA withholding tax on royalties is payable to the USA. However the 12% rate (stipulated in terms of the Income Tax Act) is reduced to nil. In this regard the USA company must be the beneficial owner of the royalty paid. There are no withholding taxes on dividends or interest payable to USA.

In USA, there is a withholding tax on dividends at a rate of 5% or 15% depending on the circumstances.

6.2      Canada

South Africa has concluded a DTA with Canada. The DTA deals with a broad range of tax issues including withholding taxes on royalties, dividends, and interest, the tax treatment of income from immovable property, capital gains, personal services etc.

Mineral Properties

                  Following the closing of the Acquisition, the principal mineral properties of Anooraq will be those that comprise the Platreef Project and the Ga-Phasha Project. The Company also holds the Thusong Project. All are located in the Bushveld Complex in the Republic of South Africa.

Figure 1. Location of Platreef and Thusong Properties (currently held) and Ga-Phasha Property (proposed to be acquired), South Africa

Regional Geology

                  The Bushveld Intrusive Complex is host to stratiform PGM deposits. PGM are found in association with nickel and copper sulphides. The Bushveld was formed when a large body of mafic magma was emplaced in the earth's crust. Thereafter, the mafic magma slowly cooled. During the cooling, silicate and sulphide minerals crystallized and sank to the bottom of the magma chamber to form texturally distinctive layers. The removal of the more refractory minerals in this way depletes or enriches the residual melt in various elements. The magma thus changes composition continuously until solidification is complete. As a result, the PGM, nickel and copper when in the presence of a sulphide phase, can become sufficiently enriched to form mineralized horizons at predictable levels within the intrusion.

                  The Bushveld Complex consists of four main compartments or limbs, the Northern (Potgietersrus) Limb, the Far Western, Western and Eastern Limbs. The magmas supplied to these compartments had common origins and were subject to similar liquid stratification and fractional crystallization processes on cooling. Originally, it was thought that the limbs comprised a single, large, 300-kilometre diameter, saucer-shaped intrusion, however, more recently it has been suggested that each limb had its own feeder system through which magma was channelled and became interconnected only at higher levels in the intrusion. The rocks in these limbs form a layered sequence up to eight kilometres in thickness.

                  A characteristic of the Bushveld Complex is that many of the layers, including the economically important horizons the Merensky Reef and UG2 chromitite, are continuous over tens of kilometres. However, the uniformity of both the Merensky and the UG2 horizons is disrupted in places, by small circular depressions known as potholes.

                  In the Western and Eastern Bushveld complex, PGM mineralization is currently extracted from two main PGM -bearing horizons, the Merensky Reef (named after its discoverer) and UG2 chromitite (chromite-bearing) layer. The UG2 is situated 50 metres to 350 metres below the Merensky Reef. Overall grades for the Merensky and UG2 Reef are similar, but platinum and palladium occur in more equal proportions in UG2 than in the platinum-rich Merensky Reef. The UG2 Reef also contains more than double the amount of rhodium. The Platreef is the third PGM-bearing horizon in the Bushveld. It lies at a similar stratigraphic level to the Merensky Reef but is much thicker, in places up to 150 metres thick. Mineralogically, it is also similar to the Merensky Reef, being much more nickel-rich than the UG2, but has a platinum-palladium ratio closer to 1:1.

                  The Platreef Project

                  Purchase of South African Subsidiary

                  The Platreef Project, a group of South African platinum group metal prospects, represents Anooraq's only material interests in mineral claims (sometimes known in South Africa as "farms") and Anooraq's rights, and earn-in option rights are indirectly held through Plateau which holds the farm interests.

                  Anooraq obtained its rights to purchase control of Plateau pursuant to a Sale and Assignment Agreement dated for reference the 18th day of October, 1999, resulting from an assignment from HDI of two letter agreements being firstly, HDI's settlement agreement dated September 29, 1999 with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq agreed in certain events to issue up to 1.5 million Anooraq Shares in stages to Gladiator if it completes the required $10 million investment in Plateau and secondly HDI's rights under a "letter of intent" dated September 23, 1999 (the "HDI LOI") with Plateau and its sole shareholder. The HDI LOI set out the principal terms whereby HDI was to have been able to acquire 70% of Plateau's equity for $10 million investment in Plateau over 4 years which arrangements were substituted by an outright purchase of Plateau which completed in August 2001.

                  In the event commercial mining production is established at the Platreef Project, Anooraq will also issue to Gladiator 625,000 Anooraq Shares for each 7,000,000 ounces of platinum group minerals (Pt, Pd, Rh, and Au) actually determined to be recoverable and payable from the Platreef Project as may in future be defined in an independent feasibility study to be prepared by an internationally recognized engineering firm. Under this agreement, 378,500 shares were issued to Hinterland and on November 13, 2003, the Company issued an additional 400,000 common shares to Hinterland as full and final settlement under this agreement.

                  HDI is a private company held as a co-operative services provider amongst nine publicly-listed Vancouver-based mining and exploration companies. HDI provides geological, engineering, financing, corporate and administrative services to, and incurs third party expenses on behalf of, nine public companies (one of which is Anooraq).

                  The following is summarized from company files, the March 2004 Technical Report on the Platreef Properties by Keith Roberts, Ph.D., P.Geo., and the December 2003 Preliminary Assessment of the Drenthe Deposit

by M. Sperinck, MAusIMM, Pr. Sci. Nat. As o f the date of this Circular, Dr. Roberts had options to acquire a total of 30,000 Anooraq Shares at an average exercise price of $1.42 expiring on October 29, 2004 and October 15, 2005.

                  Location, Description and Acquisition

                  Location, Access and Infrastructure

                  The mineral tenures comprising the Platreef Project are approximately centred at latitude 24 degrees south and longitude 29 degrees east in the Limpopo Province of the Republic of South Africa. The Project is located approximately 275 kilometres north-northeast of Johannesburg.

Access from Johannesburg to the Central Block of the Project-area is via highway N1 to the city of Mokopane (formerly Potgietersrus), then 35 kilometres to the north-northwest via well-maintained secondary roads. There are nearby highways, railways, and high-capacity electrical transmission lines.

                  Topography and Climate

                  The terrain is relatively flat, with a mean elevation of 1,100 m; therefore there are no prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes. The climate is arid with moderate winter temperatures in the 20 degrees C range, typically increasing to 35 degrees C in summer. Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

                  Property Description and Acquisition

                  As of December 2003, the Platreef Project consists of prospecting rights covering 37,492 hectares that are summarized in following table. For project management purposes, the properties have been subdivided into four areas: North Block, Central Block, Rietfontein Block and South Block. These are shown in Figure 2.

Mineral Holdings

Owner	Year Acquired	Farm Name	Portion	Area
				(hectares)
DME
	1999	Dorstland 768 LR	Ptn 3 (a Ptn of Ptn 1)	42.83
	1999	Dorstland 768 LR	Ptn 2 (a Ptn of Ptn 1)	472.91
	1999	Dorstland 768 LR	Re of 1	430.09
	1999	Dorstland 768 LR	Mineral Area 1	514.87
	1999	Witrivier 777 LR	1	767.42
	1999	Witrivier 777 LR	Re	788.97
	2002	Noord Holland 775 LR	All	1228.82
Total Area:				4,245.91
LMT
(now held	1999	Drenthe 778 LR	All	1,538.30
by the State)	2001	Malokongskop 780 LR	All	1,440.92
	1999	Rietfontein 2 KS	All	2,878.03
Total Area:				5,857.25
PRIVATE
	2001	Elandsfontein 766 LR	2	747.61
	2001	Elandsfontein 766 LR	1	428.27
	2001	Hamburg 737 LR	All	2,126.40
	2002	Chlun 735 LR	All	1215.06
	2002	Cyferkuil 321 KR	All	2061.78
	2002	Elberfield 731 LR	All	2544. 74
	2002	Gibeon 730 LR	All	1848.89
	2002	Gilead 729 LR	All	2085.08
	2002	Haakdoornkuil 323 KR	All	2818.50
	2002	Ham 699 LR	All	1852.71
	2002	Naboomfontein 320 KR	All	2664.73
	2003	Overysel 815 LR	% of All	637.57
	2002	Rondeboschje 295 KR	All	1525.03
	2002	Swerwerskraal 736 LR	All	2404.10
	2002	Vaalkop 325 KR	All	2428.45
Total Area:				27,388.92
Total Land Holdings (hectares):				37,492.08

The mineral rights to the farms Rietfontein, Drenthe and Malokongskop were administered by the LMT and are now administered by the DME. Farms Witrivier, Dorstland and Noord Holland have been, and are administered by the DME. The mineral rights for Elandsfontein, Hamburg, Chlun, Cyferkuil, Elberfield, Gibeon, Gilead, Haakdoornkuil, Ham, Naboomfontein, Rondeboschje, Swerwerskraal and Vaalkop are held privately. Prior to commencing exploration on the farms, Plateau was required to obtain Prospecting Permits for each of the farms from the DME. Plateau currently holds valid permits for each of the farms. Plateau has also negotiated and obtained Prospecting Contracts for each farm; DME issued the Contracts for Witrivier, Dortsland and Noord Holland and the LMT issued the Contracts for Rietfontein, Drenthe and Malokongskop.

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa. The properties include: Rietfontein 2KS, Drenthe 778LR, Witrivier 777LR and Dortsland 768LR.

The Company acquired its rights under an October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. (subsequently renamed Hinterland Metals Inc. ("Hinterland")), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum shares have been issued to Hinterland. On November 13, 2003, the Company issued 400,000 common share s to Hinterland as full and final settlement under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre -existing

Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totaling 500,000 common shares of the Company (412,500 shares issued to January 31, 2004) and aggregate cash payments of US$350,000 (of which US$40,500 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

                  On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercis able at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

                  In October 2001, Plateau was granted the right to conduct exploration on the farms for five years, with an option to extend the Prospecting Contracts for an additional two years (years 5-7). In addition, the terms have been negotiated to convert the Prospecting Contracts to Mining Leases, which may be done at any time during the seven-year period. The Mining Leases would be subject to a royalty payable to the State of 1% on 80% of future production. The farms are not currently subject to any royalties with the mineral rights holder.

                  In January 2002, Plateau entered into a notarial prospecting contract with the Republic of South Africa on the farm Noord Holland 775 (1,229 hectares). The exploration rights to this farm are initially in effect for a five year term consisting of payments of ZAR 3 per hectare in year one escalating in stages to ZAR 7 in year five. Additionally, an application for extension of the exploration rights for three more years is possible and consists of payments of ZAR 14 in year six and escalating to ZAR 18 in year eight of the prospecting period.

                  In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

                  On November 30, 2002, Plateau amended its prospecting agreement with C. de Vos Tabakplanters on Farm Elandsfontein 766 Ptn 2 (747 hectares) for a three-year term. Consideration for these exploration rights are ZAR 18 per hectare for year one, ZAR 20 per hectare in year two and ZAR 22 per hectare in year three.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There continues disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities, which affects whether AML completed its earn-in requirements. The Company and AML are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totaling ZAR 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

                  When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a HDP partner will be provided out of the Company's interest.

Boikgantsho Joint Venture

                  On November 26, 2003, the Company entered into the Boikgantsho Platinum Mine Joint Venture Agreement ("Boikgantsho JV") with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum. The Boikgantsho JV was formed to explore and develop PGM, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

                  The objective of the Boikgantsho JV is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities that could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm, lying south of and contiguous to the Drenthe 778LR farm.

                  Pursuant to the terms of the Boikgantsho JV Agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

                  Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking an HDP to participate in the project, with the Boikgantsho JV partners dividing the remaining interest.

                  Should Anooraq choose not to proceed, then Anglo Platinum shall have the option to acquire Plateau's interest at the aggregate of (i) the net present value of exploiting Plateau's mineral rights as a stand alone mining operation, by applying an agreed discount rate, as determined in the BFS, and (ii) all Exploration Expenditures incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it will remain entitled to be dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

                  Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located approximately 80 kilometres east of the property.

Figure 2. Property Holdings, Platreef Project

North Block
Central Block
Rietfontein Block
South Block
Anooraq Resources Corporation
PLATREEF PROPERTY
North Block
Central Block
Rietfontein Block
South Block
Scale
0 5 10 15 km
N

Anooraq – ARQ Platreef Project, Africa	Contract Comments
Plateau Central Block	
Drenthe 778 LR	Anglo Drenthe-Overysel JV
Dorstland 768 LR	
Elandsfontein 766 LR Ptn 1	Randex/MSA
Elandsfontein 766 LR Ptn 2	Tabakplanters/MSA
Hamburg 737 LR	Randex/MSA
Malapjongskop 780 LR	
Noord Holland 775 LR	
Overysel 815 LR	Anglo Drenthe-Overysel JV
Witrivier 777 LR	
Plateau Rietfontein Block	
Rietfontein 2 KS	African Minerals JV
Anglo JV - North Block	
Dhlam 735 LR	Anglo JV
Elberfeld 731 LR	Anglo JV
Gibeon 730 LR	Anglo JV
Gilead 729 LR	Anglo JV
Ham 668 LR	Anglo JV
Swerwerskraal 736 LR	Anglo JV/MSA
Anglo JV - South Block	
Cyferkuil 321 RE	Anglo JV
Haakdoornkuil 325 RE	Anglo JV
Naboomfontein 320 RE	Anglo JV
Rondebosch 295 RE	Anglo JV
Vaalkop 325 RE	Anglo JV

ANOORAQ RESOURCES CORPORATION

Platreef Project

Central, Rietfontein, North and South Block Farms Details of Contracts

December 09, 2003

Date: December 09, 2003	Drawn by: sp/gp/dn/kb	Fig
Scale: as shown	File: ARQ_Farms_Contracts_200sch2.cor

                  Exploration and Development History

                  Dr. Hans Merensky first discovered PGM in the Northern Limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum-rich Merensky reef in the Western Limb. In the 1960's, exploration attention was again focused on the Platreef of the Northern Limb and in 1993, after nearly 30 years of sporadic exploration, the Sandsloot mine was brought into production. Anglo Platinum currently produces approximately 350,000 oz of

PGM annually from Sandsloot, one of eight deposits. In this report PGM refers to the sum of the contained concentrations of Platinum + Palladium + Gold unless otherwise defined.

                  Central Block

                  Exploration on the properties comprising Anooraq's Platreef project has also been sporadic in spite of the success of numerous historic drill holes in identifying extensive PGM mineralization on the farm Drenthe 778LR. In July 1998, Plateau drilled eight diamond drill holes on the southern half of farm Drenthe to target the PGM mineralization intersected by hole DRN 2. The DRN 2 intersection assayed 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 metres, within a broader zone grading 4.15 g/t PGM over 9.7 metres.

                  Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty-five holes (holes PR-01 to PR-35) totalling 6,762 metres, were completed on the farms Drenthe and Witrivier in the area now known as the Central Block. Twenty holes were drilled on a 50 x 100 metres grid to follow-up on Plateau's 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 metres spacing along strike to the north to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum-palladium-rhodium plus gold (PGM) horizons with associated copper-nickel mineralization. A further three holes (PR-36 to PR-38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR-36) confirmed the down-dip continuity of the PGM mineralization intersected in one of the angled holes (PR-20). Holes PR-37 (Noord Holland) and PR-38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low-grade PGM mineralization.

                  All 47 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR from 1998-2003 (Figure 3) intersected Pt, Pd and Au mineralization along the 4.5 kilometres of strike tested and commonly up to three stacked zones of significant mineralization were identified. The first zone is hosted in the ‘B' reef of the Platreef unit, very near or at the contact with the overlying Hanging Wall Norite. This continuous mineralization extends 1,750 metres northward from the southern boundary of the farm Drenthe to roughly coincident with the adjacent farm boundary to the north (Witrivier). On southern Drenthe, in the area outlined by grid drilling, this zone defines a mineralized corridor 250 metres wide, which is open down dip. Here the true thickness of this ‘B' reef mineralized zone varies somewhat but averages ~10 metres and grades approximately 1.5 -2.0 g/t combined Pt+Pd+Rh+Au and 0.15% Ni. Further north on Drenthe (north of hole PR-12), step-out drilling indicates that the mineralization locally thickens up to ~40 metres (true) grading approximately 1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni, and persisting to the Witrivier boundary. Similarly, this mineralization is open down dip to the west.

                  Below the mineralized ‘B' reef on southern Drenthe, a second zone of mineralization is commonly developed. This zone is situated at or near the top of the ‘A' reef. Again, true thickness is variable but it averages ~ 10 metres grading 1-1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni. Usually this mineralized zone is separated from the overlying ‘B' reef mineralization by ~ 10 metres of weakly mineralized material. However, further north on Drenthe, this ‘A' reef may immediately underlie the mineralized ‘B' reef such that the total mineralized thickness is increased considerably, as seen in holes PR-17 and PR-20, with combined intercepts of 48.0 metres @ 1.61 g/t and 21.6 m @ 2.53 g/t combined Pt+Pd+Rh+Au, respectively. The 2003 infill drill holes PR-40, 42, and 43, sited between PR-17 and PR-20, confirmed the continuity of the combined ‘reefs', although with variable thickness. For example, PR-43 intersected 61 metres @ 1.53 g/t combined Pt+Pd+Au, and PR-42 had only 8.0 metres @ 1.25 g/t combined Pt+Pd+Au.

                  The third mineralized ‘zone' is only seen on central – northern Drenthe and actually comprises a number of individual sub-zones. These are hosted in the Hanging Wall norite, and frequently associated with dolomitic rafts. For example, PR-017 intersected 30 metres @ 1.26 g/t combined Pt+Pd+Rh+Au, immediately underneath a large dolomite raft; beneath the same raft, PR-42 had an intercept of 15.3 metres @ 1.99 g/t combined Pt+Pd+Au, and PR-43 intersected 4.0 metres @ 2.82 g/t combined Pt+Pd+Au. In this area on northern Drenthe there is also one down-dip hole (PR-41), which is located 75 metres west of PR-40. This encountered several mineralized intervals, most notably 7.1 m @ 2.71 g/t, 15.0 metres @ 1.70 g/t, 24.0 metres @ 1.14 g/t and 11.0 metres @ 1.69 g/t combined Pt+Pd+Au, respectively. This clearly implies that down-dip continuity of both the ‘hanging wall' and Platreef mineralization is to be expected in this area of semi-regional step-out drilling. Further north, on Witrivier, hole PR-32 intersected several zones of mineralization, the best grading 2.24 g/t combined Pt+Pd+Rh+Au over 26 metres.

Multiple intercepts in hole PR -31 returned 1.91, 1.02 and 2.58 g/t combined Pt+Pd+Rh+Au over 6, 4 and 5 metres, respectively.

Figure 3. Drenthe Geology and Drilling to 2003

                  Rietfontein Block

                  In 2000, Anooraq conducted a 1,337 sample soil geochemical survey on the northwestern portion of farm Rietfontein that defined three multi-element PGM -base metal anomalies. As part of its earn -in agreement on Rietfontein, African Minerals Ltd. ("AML") diamond drill tested the two strongest anomalies with six holes, totalling 2,038 m, in 2001-2002. Geochemically anomalous but very low-grade PGM mineralization is dispersed throughout much of each hole.

                  AML began to test the Platreef in a mult i-rig program on Turfspruit in early 2002. Drilling by AML to test the Platreef target on Rietfontein began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 metres across the width of the Platreef pyroxenite.

                  In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 metres. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on farm Rietfontein, adjacent to the Turfspruit boundary.

                  South Block

                  The South Block comprises five farms (claims), totalling 10,330 hectares, which are part of the Anooraq/RPM properties. The bulk of the South Block is underlain by Bushveld Complex rocks. Of particular importance, is the Lower Zone succession that outcrops on Vaalkop and along the southern boundaries of Cyferkuil and Rondeboschje. This area is one of two locations on the Northern Limb at which rocks of the Lower Zone (pyroxenite and dunite-harzburgite) are known to occur.

                  Some previous exploration occurred on the adjacent Volspruit 326 KR farm. In 1970, Rio Tinto drilled the Lower Zone succession and intersected PGM mineralization. More recently the Volspruit farm has been the focus of exploration by Pan Palladium. In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area. In August, Fugro Airborne Geophysics completed 1,553 line-kilometres of airborne and radiometric geophysical surveys over the block. Survey lines were flown at 100-metre spacing at 130 degrees azimuth, and outlined a pronounced magnetic high that can be traced southwestward from Pan Palladium's ground, across Rondeboschje and Cyferkuil, onto Vaalkop, where it curves southward and is terminated by a fault. Several other anomalies were also outlined. A soil survey, consisting of 4,233 samples, was also done on the South Block. Sample lines were oriented parallel to the flight lines of the geophysical survey and samples taken at 25 metre intervals on 33 lines. A pronounced Pt-Pd-Cu-Cr anomaly, 5.4 kilometres long and up to 1.2 kilometres in width, was outlined. The soil anomaly coincides with interpreted subcrop of a pyroxenite unit that extends through the Rondeboschje, Cyferkuil, and Vaalkop farms and appears to continue onto Volspruit where it hosts Pan Palladium's Northern Deposit. According to a January 2002 News Release, Pan Palladium's northern and southern deposits have combined inferred resources of 59.1 million tonnes grading 1.3 g/t 5PGM+Au, 0.14% Ni and 0.04% Cu. A second, low contrast, Pd-Cu-Cr anomaly occurs in the south-central area of farm Vaalkop.

                  The geological, soil geochemical and magnetic surveys traced the pyroxenite unit that hosts Pan Palladium's Northern PGM deposit for six kilometres across the South Block farms. In 2003, an aggressive diamond drilling program, comprising 15 holes, totalling 2,465 metres, was conducted to assess this target for similar deposits but did not encounter any significant PGM mineralization.

                  Geology and Mineral Resources

                  Central Block

                  On the northern and central blocks, the Platreef horizon is a northerly trending, 40° west-dipping complex rock assemblage. It is up to 150 metres thick, and lies between the contact of a basal granite and a thick overlying sequence of gabbro-norites.

                  The bulk of the Platreef consists of a sequence of interlayered coarse-grained mafic igneous rocks (pyroxenites, feldspathic pyroxenites, melanorites, and norites, - i.e. orthpyroxene-bearing rocks) that averages 100 metres in thickness. The base is chilled against the underlying Archean granite. The uppermost 10 to 50 metres are typically mineralized with PGM. Analyses of pyroxene (common rock-forming mineral containing iron, magnesium, calcium and sodium) from the Platreef suggest that the Merensky Reef and the Platreef were derived from the same magma package that is enriched in PGM.

                  The top of the Platreef is generally marked by a distinctive, mineralized, pegmatoidal pyroxenite (an exceptionally coarse-grained igneous rock composed chiefly of pyroxene, with accessory plagioclase and minor hornblende, biotite or olivine). In Bushveld terminology this would be designated the "B" reef. The unit may be underlain or grade laterally into a more feldspar-rich mineralized unit and these may be distinguished as "pyroxenitic B" reef and "feldspathic B" reef, respectively. Very locally, the "B" reef may also be overlain by a thin (1-2 metre) unmineralized pyroxenitic unit called the "C" reef. Most of the Platreef underlying the "B" reef is designated the "A" reef.

                  The Platreef succession is variably mineralized with platinum, palladium and gold, along with base metals nickel and copper, particularly where these rocks are associated with dolomite xenoliths. Mineralisation is generally evidenced by the appearance of visible sulphides, largely pyrrhotite and chalcopyrite (iron sulphide and copper-iron sulphide), which occur in amounts ranging up to 3%.

                  On the southern half of farm Drenthe diamond drill holes intersected intervals, up to 48 metres thick, in which platinoids and low concentrations of disseminated base metal sulphides occur in a layer immediately underlying the noritic hangingwall (overlying) of the Platreef. In some areas, additional mineralization is located at some distance below the hangingwall contact of the Platreef. Conversely, in the northern half of farm Drenthe, significant PGM mineralization also occurs in serpentinized (altered) zones associated with xenoliths (large foreign fragments) of dolomite within the hangingwall of the Platreef.

                  Mineral Resources - Drenthe Deposit

Geological modelling of the mineralization within the Platreef horizon, as defined by a 0.5 g/t PGM threshold over an area covering 2,400 metres x                   250 metres was completed by Anooraq geological staff. GeoActiv (Pty) Ltd. utilized this information to assess the mineral resource. Later in 2003, independent qualified person G.J. van der Heever, Pr. Sci. Nat., of Geologix (Pty) Ltd., South Africa, audited the resource estimate, confirming GeoActiv's result s. The estimated Inferred Resource for the Drenthe deposit is 99.4 million tonnes grading 1.31 g/t PGM (0.600 g/t Pt+0.632 g/t Pd+0.012 g/t Rh+0.062 g/t Au), 0.16% Ni and 0.10% Cu, containing 4,174,000 ounces of PGM and Au.

                  Thick intersections of PGM were also encountered at the western and northern limits of the 2000 drilling, as shown in the following holes: 13 (46 metres grading 1.60 g/t), 14 (35 metres grading 2.16 g/t), 17 (48 metres grading 1.61 g/t), 20 (21 metres grading 2.53 g/t), 21 (45 metres grading 1.79 g/t) and 24 (22 metres grading 2.00 g/t). Results from vertical hole PR-36, drilled in 2002 also indicated that mineralization persists down dip to the west. This hole intersected 92.5 metres grading 1.33 g/t PGM, 0.12% Ni and 0.09% Cu about 100 m down-dip from hole PR-20 drilled in 2000. As a result of the 2000-2002 drilling it was clear that there was potential to extend the mineralized zones to the north, south and west.

                  Preliminary Assessment – Drenthe Deposit

                  A Preliminary Assessment is an economic analysis based on an Inferred Resource estimate. In 2003, RSG Global of Perth, Australia, completed a Preliminary Assessment of the Drenthe deposit based on the Inferred Resource estimated by Geologix and results of pit optimization and mine production scheduling studies done by Nilsson Mine Services Ltd. M. Sperinck, B.Sc. (Geology), MAusIMM, Pr. Sci. Nat., the manager of technical services for RSG Global, is the independent Qualified Person responsible for the preliminary assessment. The results of the assessment, incorporating only those inferred resources outlined to date on the Drenthe farm, indicate that the Drenthe Project would be an economically robust open pit mine. As the Preliminary Assessment is conceptual in nature and based on Inferred Resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

                  Pit optimization and scheduling studies using the above Inferred Resources show that there is a potential for the following in -pit resources.

Inferred Resources contained within Pit

Metal	Tonnage	Grade	Contained Metal	Contained Metal
	(Millions)	g/t	Tonnes	Oz (000s)
Pt	62.30	0.57	35.2	1,133
Pd	62.30	0.72	44.6	1,433
Rh	62.30	0.02	1.2	39
Au	62.30	0.12	7.6	243
PGM Au	62.30	1.42	88.6	2,848
		%		Lb (000s)
Cu	62.30	0.11	68,491	150,680
Ni	62.30	0.17	106,547	234,403

Some 218 million tonnes of waste would need to be mined over the life of the project, resulting in a strip ratio of 3.5:1. No dilution has been included as this was built into the resource model. Furthermore, no metallurgical testwork has been undertaken on material from the Drenthe Deposit, but recoveries have been assumed from operations on similar deposits.

                  The RSG Global Preliminary Assessment was based on the key input parameters and assumptions, including metal prices of US$650/oz for platinum, US$180/oz for palladium, US$600/oz for rhodium, US$340/oz for gold, US$3.60/lb for nickel and US$0.77/lb for copper, and an exchange rate of ZAR8 = US$1.00. Based on the parameters and assumptions, the Drenthe project has potential to generate a strongly positive cash flow, before tax, royalty and interest, of US$435 million and a net present value at a 10% discount rate of US$144 million. The base case internal rate of return is 39% and the Project has a nominal payback period of 2 years and 11 months. The Project life is just in excess of 17 years. The capital cost to construct the mine is estimated to be US$58 million, excluding further exploration and feasibility costs.

                  RSG Global also recommended the following work program:

  Undertake a detailed mineralogical study to define the nature of the PGM mineralization. This is important in the mineral beneficiation process;
  A preliminary metallurgy testwork program should be carried out on selected core;
  Anooraq should plan and carry out the necessary infill drilling to upgrade the resources. This should include measurement of bulk density and weathering profile;
  Preliminary environmental and geo -hydrological studies should be commenced;
  To facilitate the resource modelling, a structural analysis of the area should be carried out;
  The issue with quality control should be confirmed with the laboratories before drilling is started; and
  The importance of the base metal component (particularly the nickel) of the resources should be realized and the necessary due diligence undertaken when working on these metals.

                  Preliminary Results from 2004 Program – Drenthe Deposit

                  The first phase 2004 drill program under the Boikgantsho JV consists of step-out and infill drilling on the Drenthe and Witrivier farms and step-out drilling on the northern portion of the Overysel farm. Typically, two holes have been drilled on sections that are spaced, on average, at 100 metre intervals along strike, both within the known Drenthe deposit and along the newly outlined portions of the deposit on Overysel and Witrivier. To the end of May, 16,662 metres of NQ core in 88 drill holes had been drilled in the current program. Drilling has been very successful, with a significant number of holes encountering mineralized intervals of equal or higher grade than the previously outlined resource. Significantly, the PGM mineralization has now been traced for a total strike length of 6.0 kilometres on the Drenthe, Overysel and Witrivier farms, considerably expanding the deposit.

                  Drilling to date at Drenthe is shown in Figure 4. Recent highlights from the 2004 program include hole PR60 that intersected 19.0 metres grading 2.88 g/t 3PGM from 85.0 -104.0 metres; PR63 that intersected 18.0 metres grading 2.56 g/t 3PGM from 45.0 -63.0 metres; PR68 that intersected 41.0 metres grading 2.03 g/t 3PGM from 36.0 -77.0 metres; PR74 that intersected 58.7 metres grading 1.41 g/t 3PGM from 16.5 -75.2 metres; PR79 that intersected 13.0 metres grading 3.40 g/t 3PGM from 113.0 -126.0 metres; PR80 that intersected 19.0 metres grading 2.47 g/t 3PGM from 186.0 -205.0 metres; PR83 that intersected 42.8 metres grading 1.64 g/t 3PGM from 64.0 -106.8 metres; PR96 that intersected 18.0 metres grading 3.41 g/t 3PGM from 109.0 -127.0 metres; PR103 that intersected 57.0 metres grading 2.44 g/t 3PGM from 8.0 -65.0 metres; PR106 that intersected 48.2 metres grading 2.08 g/t 3PGM from 116.1 -164.4 metres; PR107 that intersected 16.0 metres grading 2.93 g/t 3PGM from 53.0 -69.0 metres; PR109 that intersected 19.0 metres of 2.07 g/t 3PGM from 65.0 -84.0 metres; PR113 that intersected 27.5 metres grading 2.06 g/t 3PGM from 157.5 -185.0 metres; PR115 that intersected 16.0 metres grading 3.46 g/t 3PGM from 53.0 -69.0 metres; PR118 that intersected 21.6 metres grading 2.44 g/t 3PGM from 116.4 -138.0 metres; PR119 that intersected 16.4 metres grading 2.31 g/t 3PGM from 81.1 -97.5 metres; and PR121 that intersected 35.3 metres grading 1.76 g/t 3PGM from 44.7 -80.0 metres.

Figure 4. Drenthe Deposit Geology and Drill Hole Location Showing holes drilled to June 2004

PGM Deposit
Norite
Platreef
Dolomite
Granite
Drill Hole
N
Witrivier
(Anooraq - Anglo Platinum JV)
DRENTHE DEPOSIT
1 km
Drenthe
(Anooraq - Anglo Platinum JV)
Overysel
(Anooraq - Anglo Platinum JV)
Overysel
(Anglo Platinum)
OVERYSEL DEPOSIT

ANOORAQ - ANGLO PLATINUM BOIKGANTSHO JOINT VENTURE DRILL HOLE LOCATIONS

                  Rietfontein Block

                  The geological succession on Rietfontein consists of Archean (oldest part of the Precambrian) basement granite complex, unconformably (meaning that some of the original rock sequence is missing) overlain by a westerly dipping sequence of Transvaal sedimentary rocks of Proterozoic age (younger part of the Precambrian). From the base, the Transvaal sequence consists of dolomites, banded ironstones, shales and quartzites of the Chuniespoort and Pretoria groups. On Rietfontein the sedimentary sequence is intruded and overlain by mafic rocks of the Bushveld Complex, including the mineralized Platreef horizon in the southwestern part of the farm and a sill-like pyroxenite body in the northwestern part of the property, which was intruded along the contact of the basement granites and overlying dolomite units. The sill is considered to be an offshoot of the lower zone of the Bushveld. Drilling to test this body intersected intervals of low-grade PGM -base metal mineralization within the pyroxenite, that are not considered to be significant enough to warrant further exploration work.

                  AML began to test the Platreef in a multi-rig program on the adjacent Turfspruit farm in early 2002. On Rietfontein, drilling by AML to test the Platreef target began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 metres across the width of the Platreef pyroxenite.

                  Thick intersections of PGM, nickel and copper mineralization have been encountered in most of these holes, outlining a deposit that dips from 30 to 70 degrees to the west and is continuous over about 1,450 metres of strike length. Mineralization extends from a shallow depth, over vertical extents of 50 to 250 metre s. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, ranging from 5 to 90 metres in thickness and grading about 1 g/t PGM. The platinum: palladium ratio is approximately 0.65 and the platinum: gold ratio is approximately 3.0 for these intervals. PGM are accompanied by base metal grades of about 0.26% nickel and 0.20% copper. The combination of very consistent grades over substantial widths at shallow depth indicates the mineralization is potentially amenable to open pit mining.

                  In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 metres. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on farm Rietfontein, adjacent to the Turfspruit boundary. A plan of the 2002-2004 Platreef drill holes and a cross section of the mineralized zone are shown on Figure 5.

                  Figure 5. Rietfontein Drill Plan and Cross Section

Platreef Project
Rietfontein Block
RIETFONTEIN 2 KS
TURFSPRUIT 241 KR
Drill Hole Plan
Footwall
Hanging Wall
23 Drill Holes with No.
SCALE
0
200
400
Metres
LEGEND
Diamond Drill Hole
Assay Interval(s)
Surface
Interpreted Mineralization with Drill Intercept
Fault
Farm Boundary
Drill-Interpreted subcrop of Platreef
Strike & Dip of Platreef
ANOORAQ RESOURCES CORPORATION
Platreef Project
Schematic Map of Platreef Subcrop
with Drill Hole Plan
and Cross Section
Date: Feb 04, 2004
Drawn by: sp/pp/dr
Scale: as shown
File: Fig07.21.cdr

                  Sampling and Assay Procedures and Security for Drill Core

                  Anooraq personnel transported the Central Block core from the drill rigs directly to a secure core processing facility. The drill core was logged and sampled by company geologists, and the core facility was locked and secure at night. The core is presently stored in a locked warehouse. Anooraq geologists also logged the core from drill holes RF1 to RF6 that tested the soil anomalies on Rietfontein farm.

                  With minor exceptions, the entire Platreef horizon was sampled at one metre intervals. Pyroxenites intersected in the hanging wall sequence were also sampled. In addition, all sulphide-bearing dolomite, calc -silicate alteration or norite was sampled. Samples were taken by sawing the 47.6 -mm diameter (NQ) core in half with a rock saw.

                  All Pt, Pd and Au assay samples for holes PR-1 to PR-38, were analyzed at Set Point Laboratories in Johannesburg, South Africa, using a 50 g lead collection fusion with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP) finish. Cu and Ni values for holes PR-1 to PR-24 and PR-36 to PR-38, were determined at Set Point by Aqua Regia (AR) leach with an ICP finis h. Cu and Ni for holes PR-25 to PR-35 were determined at SGS Laboratories in Johannesburg by aqua regia leach and ICP finish, as part of a 30 element scan. Holes drilled in 2000 (i.e. PR-01 through PR-35) were also analyzed for rhodium but the low assays returned did not warrant the additional expense involved in analyzing for this element in subsequent years.

                  A rigorous analytical quality assurance – quality control program was implemented by Anooraq for the Central Block drilling. Three standards were made using material from the property and/or Platreef mineralization stockpiled at the nearby Overysel Shaft and these were inserted into the sample number series in every batch sent to the laboratory. Every tenth sample analyzed was a quality control sample, either a standard or a duplicate (alternating between the two). As well, selected samples from each batch (hole) were sent to a second laboratory for screen analysis and check assay.

                  AML personnel logged the core for the holes testing the Platreef horizon on Rietfontein (AR001 -067) in their secure compound. As an additional quality control, Anooraq geologists also inspected and logged the core from these holes at the drill site. Thus far, African Minerals have not provided Anooraq with details of th eir assaying procedures.

                  Proposed Exploration and Development Program

                  The focus of the next exploration programs will be to (a) more uniformly drill the Drenthe deposit and define its full extent, including its extension onto Witrivier and Overysel; and (b) conduct step-out drill testing of the remaining untested strike extent of the Platreef pyroxenitic unit on the Central Block and any extension of this unit onto the North Block.

                  Drenthe Deposit

                  Extensive core drilling under the Boikgantsho JV will test the Drenthe deposit in two areas – the Drenthe farm and the Overysel farm. Approximately 16,000 metres were planned for the first phase of drilling that began in January and is now in the final stages of completion. On the Drenthe farm, 30 holes comprising approximately 6,000 metres of infill and step out drilling is being undertaken with the objective of increasing the drill density and confidence in the known resource area to advance the deposit through the engineering and development stages. This includes a series of vertical drill holes between existing holes and in areas of lower drill hole densities along lines spaced 100 metres apart. On Overysel farm, fifty-six diamond drill holes, comprising approximately 10,000 metres of drilling, are being comp leted. These were designed to systematically step out southward from the known Drenthe resource by drilling on a series of cross-section lines, spaced at 100-metre intervals, in order to test the extension of the Drenthe deposit onto the northern portion of the Overysel farm.

                  The Phase 1 program also involved collection of geotechnical and engineering data to address parameters such as rock strength, mineralogy and metallurgical characteristics. Based on this work, new resource estimates can be completed and more detailed mine planning, environmental studies and community consultation undertaken.

                  The proposed Phase 2 program, currently underway, includes the following: infill drilling encompassing 54 holes, totalling about 15,000 metres on Drenthe farm and 32 holes, totalling about 6,000 metres, on Overysel farm; collection of metallurgical samples; geological interpretation and modeling, potentially leading to a resource estimation and requisite reports.

Proposed Budget – 2004 Exploration Phase 2
Drenthe farm
Diamond drilling – including all assays (15,000 m)	$1,623,000
Supervisory, technical and support staff	447,000
Engineering, Environmental, Socio-economic	37,000
Site Activities, Equipment and Freight	191,000
Travel and Accommodation	267,000
Total	$2,324,000

Overysel farm
Diamond drilling – including all assays (6,000 m)	$662,000
Supervisory, technical and support staff	116,000
Engineering, Environmental, Socioeconomic	17,000
Site Activities, Equipment and Freight	2,000
Total	$797,000

                  Work programs on Drenthe and Overysel are expected to advance the Drenthe deposit through the pre-feasibility and feasibility stages in 2005. Additional drilling at a cost of $300,000 for Drenthe and $450,000 for Overysel and engineering studies are planned for 2005, accelerating to detailed mine planning and design studies by mid-year, with the objective of completing a feasibility study in the latter half of 2005. The budget for pre-feasibility and feasibility studies are estimated to be $1,020,000 (see "Business of Anooraq After Closing - Principal Purposes"). Contingent on results, a production decision would be made in late 2005 with mine construction in 2006.

                  The Ga-Phasha Project

                  The following disclosure is summarized from company files and the February 2004 Report on the Ga-Phasha Project by Eugene Siepker, M.Sc., Pr.Sci.Nat.

                  Location, Description and Acquisition

                  Location, Access and Infrastructure

                  The Ga-Phasha Project is located on the Eastern Limb of the Bushveld Igneous Complex, approximately 45 kilometres north-northwest of the Limpopo Province town of Steelpoort, and approximately 250 kilometres northeast of Johannesburg in the Republic of South Africa.

                  The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast, and from Polokwane (previously known as Pietersburg) approximately 80 kilometres to the northwest.

                  Recent development at the neighbouring Twickenham-Hackney farms by Anglo Platinum has improved the local infrastructure considerably. The Anglo Platinum development includes paved roads, power lines, and water, although Anglo Platinum has slowed down further development work.

                  Property Description

                  The project area consists of four farms Paschaskraal, Klipfontein, De Kamp, and Avoca, which cover an area of approximately 9,700 hectares. Mineral rights for the PGM within the UG2 and Merensky Reefs on the farms forming the subject matter of the Ga-Phasha Project are held by Micawber. In addition, Anglo Platinum has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS and has consented to contribute such rights to Micawber in accordance with the joint venture agreement to be concluded in relation to the Ga-Phasha Project. The Ga-Phasha mineral rights are as detailed in the tables below and illustrated in Figure 6. There are nominal annual fees to maintain the farms. It is not known if the boundaries of the farms have been legally surveyed

MINERAL RIGHTS
PROPERTY	PORTION	OWNER	TITLE
Klipfontein 465KS	Farm	Lebowa Minerals Trust – mineral lease in	K1626/2000RM
favour of Micawber
Paschaskraal 466KS	Portion 1	Lebowa Minerals Trust – mineral lease in	T15169/59
favour of Micawber
Paschaskraal 466KS	RE	RPM – to be contributed to Micawber	K503/70RM
De Kamp 507KS	Farm	State – mineral lease in favour of Micawber	T4486/1989
Avoca 472KS	Farm	State – mineral lease in favour of Micawber	T44482/1989
SURFACE RIGHTS
PROPERTY	PORTION	EXTENT (hectares)	SURFACE OWNER	TITLE
Klipfontein 465KS	Farm	2841.8803	State	T44863/1989
Paschaskraal 466KS	Portion 1	2156.8861	State	T15169/1959
Paschaskraal 466KS	RE	745.6399	State	T13098/1964
De Kamp 507KS	Farm	1830.6887	State	T44486/1986
Avoca 472KS	Farm	1093.3571	State	T44482/1989

Figure 6. Ga -Phasha Project Property Holdings, Eastern Limb of the Bushveld Complex

                  Acquisition

                  In January 2004, Anooraq agreed to terms whereby the Company and Pelawan would combine their respective PGM assets , comprising Anooraq's Northern Limb PGM projects and Pelawan's 50% participation interest in the Ga -Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld

Complex in South Africa. The Ga -Phasha property consists of four farms – Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

                  The Ga-Phasha Project is a joint venture based on an existing agreement in principle between Anglo Platinum and Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. As a condition precedent to the Acquisition, Pelawan will receive a participation interest equal to 50% of the Ga -Phasha Project; the remaining 50% participation interest in the Project will be held by Anglo Platinum.

                  The closing of the Acquisition requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq. Closing is tentatively expected to occur before the end of Anooraq's third fiscal quarter. See "The Acquisition" above.

                  Ga-Phasha Joint Venture

                  1. Objectives

                  The objectives of the joint venture participants are, initially, to further define those preparatory mining operations already performed by Micawber and to produce a bankable feasibility study for the financing and development of the mine. The participants will either jointly or separately raise the financing required to establish mining operations and subsequently proceed with construction of the mine. The participants will develop a mining work program which will seek to optimise the utilization of the infrastructure across both the joint venture area and the adjacent Twickenham/Hackney farms. The joint venture will have the right to acquire an interest in the Twickenham/ Hackney infrastructure at market-related consideration. The joint venture may include the processing and partial beneficiation of PGMs. The joint venture will operate and maintain the mine for the duration of the life of mine, until the closure of the mine if and when appropriate.

                  2. Management

                  The affairs of the joint venture shall be administered and governed by a Management Committee. The Management Committee shall be comprised of 8 representatives, 4 appointed by RPM and 4 appointed by Plateau. The Chairman of the Management Committee shall be appointed by Anglo Platinum for the first year and thereafter the Chairmanship shall be rotated annually. The Chairman shall not have a casting vote. The Management Committee shall ensure the proper and efficient operation of the joint venture. Day to day management and conduct of the joint venture shall be carried out by the Mine Manager whom shall be subject to the control and direction of the Management Committee. All decisions of the Management Committee shall bind the participants, except for the following matters diversification investment;

  the change of the business of the joint venture;

  closure and/or mothballing of the mine;

  the level of profit -sharing to be declared in respect of each financial year of the joint venture;

  approval of the annual strategic plan and annual budget of the joint venture;

  approval of the annual financial statements of the joint venture; and

  the disposal of assets.

                  3. Relationship to Micawber

                  Micawber is the current holder of the old order mining rights in respect of the Ga -Phasha Project. It will need to obtain new order mining rights in accordance with the Minerals Development Act in order to guarantee ongoing security of tenure (see "Business of Anooraq After Closing – Business Overview – Mining and Exploration in South Africa Generally" above). Once such new order mining rights are obtained Micawber will apply to the DME for consent to lease such mining rights to Anglo Platinum and Plateau (as the joint venture participants) to conduct mining operations

                  4. Community Issues

                  Anglo Platinum and Pelawan has established a Joint Co-ordinating Committee which main purpose and objective is to establish a joint communication, policy information and co-ordination forum between them in order to promote community interests, having regard to all communities situated within the surrounding area. Anglo Platinum and Pelawan recognise and acknowledge that harmonious community relations will have an impact on and be of benefit to both Anglo Platinum and Pelawan in respect of both of their business endeavours within the surrounding area.

                  5. Production Decision

                  The participants shall convene a meeting within one month of the completion of the bankable feasibility study at which meeting the participants shall resolve finally whether or not to continue with mining in and on the joint venture area. In the event that the bankable feasibility study financial model supports the decision to mine and demonstrates that the agreed project hurdle rate has been reached and any participant votes not to proceed with mining, the other participant shall be entitled to start mining and dilution shall apply.

                  In the event that both participants vote not to proceed with mining at the meeting, the participants shall reconvene within a period of 90 days to reconsider the decision to mine and such a meeting shall be reconvened meeting within 90 day intervals until such stage as one or both of the participants decide to commence mining.

                  6. Off Take

                  As part of the bankable feasibility study the participants will determine whether the joint venture will produce ore or concentrate. Should the participants decide to produce concentrate. Plateau will have a period of 12 months to raise the funding required to participate in the establishment of a concentrator or to acquire an interest in the concentrator complex to be erected on the Twickenham/Hackney Farms by Anglo Platinum. If Plateau is unable to raise required funding the joint venture will only produce ore and the participants will take delivery of their share of the ore before it is concentrated.

                  Anglo Platinum shall have the right to purchase Plateau's share of the production, being either ore or concentrate on market related arm's length terms no less favourable than the best terms that Plateau has been able to obtain in the market. The off take arrangement will have an initial term of 10 years and Plateau will have the option to renew the off take arrangement for 5 year periods thereafter.

                  Exploration and Development History

                  Platinum was first discovered in the Eastern Limb of the Bushveld Complex in 1924 and traced to the now famous dunite pipes (tube or pipe shaped igneous rock comprised largely of the mineral olivine) at Maandagshoek. This led, to the discovery of the platiniferous horizon, subsequently named the Merensky Reef, on the farm Maandagshoek 254KT, approximately 20 kilometres southeast of Paschaskraal. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration program on both the platiniferous dunite pipes and the Merensky Reef in the Dwars and Olifants River areas; some 700,000 tonnes of platinum-bearing ore were mined during early operations in these areas.

                  During 1969 the ATOK Platinum Mine was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to RPM in 1977. Although commercial mining activities by RPM were limited to the ATOK mine over the past 25 years, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld area. Throughout this later period various exploration and metallurgical test programs were completed, focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for PGM in 1999/2000, and by Anglo Platinum's strategy to increase platinum output to 3.5 millio n refined ounces by 2006. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

                  There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal, and Anglo Platinum. A total of 327 drill holes have been completed to date, of which 108 intersected the Merensky Reef, and 176 intersected the UG2 Reef.

                  Initial metallurgical test work by Anglo Platinum indicates a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

                  Anglo Platinum prepared a pre-feasibility study on the former Paschaskraal Project in late 2002, based on mineral resources in the UG2 Reef, including measured resources of 7.6 million tonnes grading 5.99 g/t 4PGM, indicated resources of 33.1 million tonnes grading 5.8 g/t 4PGM and inferred resources of 178.1 million tonnes grading 5.93 g/t 4PGM. The mineral resources were estimated using the South African Code for Reporting Mineral Resources and Mineral Reserves. The estimate integrates a 40% factor for geological losses for resources on the Paschaskraal and Klipfontein farms and 25% geological losses for resources on Avoca and De Kamp farms, a mining width of 0.9 m. Since the study is based on measured, indicated and inferred resources, it would be called a Preliminary Assessment under NI 43-101. As the Preliminary Assessment is based, in part, on Inferred Resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

                  The Anglo Platinum study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham farm, namely down dip semi-mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, the key findings of this study were: Total capital costs were estimated to be in the order of ZAR2.5 billion; average all-in operating costs were estimated in the order of ZAR210 per tonne milled; the project yielded an internal rate of return (IRR) of 17 percent net present value (NPV) at a 12% discount rate of ZAR860 million; and a ramp-up period of 50 months would be required for development of the mine and infrastructure. Based on the above findings, Anglo Platinum concluded the project was an attractive investment.

                  In October 2003, Khulani GeoEnvironmental Consultants (Pty) Ltd. of Randburg, South Africa completed resource estimation for the Ga -Phasha Project. For the UG2 Reef, the in-situ (undiluted at a 4 g/t cut-off) measured and indicated resources were estimated at 109 million tonnes grading 6.97 g/t 4PGM for 23 million contained ounces of PGM. In the Merensky Reef, the measured and indicated resources (undiluted at a 3 g/t cut-off) were estimated at 70 million tonnes grading 4.43 g/t 4PGM for 9.4 million contained ounces of PGM. Additional resources were outlined in the inferred category for both reef horizons.

                  Geology, Mineral Deposits and Resources

                  Geology and Mineralization

                  The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex and is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks), which occupy most of the central and southeastern parts of the Lulu mountain range.

                  The two platinum-bearing horizons are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. This zone comprises successions of anorthosites (comprised mostly of feldspar), norites and pyroxenites (comprised mostly of pyroxene). These rocks form the range of hills along the northeastern boundary of the project area, through which the undulating outcrop of the UG2 Reef can be traced. The Merensky Reef sub-outcrops beneath a thick layer of overburden on the flat-lying valley floor at the center of the project area.

                  The sequence strikes northwest-southeast and dips in a westerly direction towards the center of the Bushveld. The dip decreases on a regional scale from north to south, ranging from approximately 30 degrees near the Olifants River in the north, to approximately 10 degrees near the Steelpoort Fault to the south. The project area is located some 45 kilometres north of the Steelpoort Fault and 25 kilometres south of the Olifant River Fault. The Schwerin Fault lies approximately 10 kilometres to the east but does not appear to have had any influence on the local Bushveld stratigraphy.

                  The two most important stratigraphic successions within the Upper Critical Zone are the Upper Group chromitite successions and the Merensky Reef. In general, the Merensky Reef is separated from the UG2 chromitite horizon (also called the UG2 Reef) by a package of norites and anorthosites, averaging some 390 metres in thickness.

                  Locally, the UG2 chromitite layer averages 61 centimetres in width. The UG2 is overlain by medium grained feldspathic pyroxenite. Chromitite-stringers of variable thickness occur in the immediate hangingwall of the reef horizon and are commonly referred to as the Leader seams of the UG2.

                  The Merensky Pyroxenite unit is mainly composed of poikilitic (texture comprised of containing scattered mineral grains) pyroxenite and is generally more than 5 metres in thickness. The upper portion of the lowermost, usually barren unit is often demarcated by a coarse to very coarse-grained pyroxenite, sometimes together with a chromitite stringer, which contains visible sulphides. This unit occurs at the base of the Merensky Reef "value zone" and varies between 20 centimetres and one metre in thickness. The Merensky Reef is composed of a poikilitic pyroxenite up to one metre in thic kness. Visible sulphides occur in variable amounts. A top chromitite seam usually marks the top of the Merensky Reef and is less than one centimetre thick.

                  Mineral Resources

                  A total of 327 diamond drill holes have been drilled to date on the farms Paschaskraal and Klipfontein, including 108 drill holes intersected the Merensky Reef; 176 drill holes intersected the UG2 Layer; and 83 drill holes were drilled for geotechnical purposes mainly in connection with the originally planned shaft in the southern farm portion of Paschaskraal. Figure 7 is a drill hole plan and Figure 8 is a representative cross section showing the UG2 and Merensky Reefs.

Figure 7. Drill Hole Plan

Figure 8. Cross Section
Red (upper) is Merensky Reef and Green (lower) is UG2 Reef

                  All drill holes used for the resource estimation are vertical and most boreholes are drilled BQ core size (36.4 millimetres diameter), as well as deflections if drilled. In some instances, where ground conditions were poor or core recoveries in the reef zones are not representative, a NQ core size (47.6 millimetres diameter) hole was drilled nearby. The average vertical thickness for the UG2 reef is 0.79 metre and is 1.22 metres for the Merensky Reef.

                  The January 2004 resource estimate for the Ga -Phasha Project utilized drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. Of these 299 drill holes, 41 and 42 holes were used to classify measured and indicated resources respectively within the UG2 horizon. Of the 299 holes, 40 and 21 holes were used to classify measured and indicated resources respectively within the Merensky horizon. This resource estimation procedure is followed by all the major mining and exploration companies in South Africa, including Anglo Platinum, Impala, Gold Fields Limited, Harmony Gold Mining Company and others.

                  The resource estimate was completed by Global GeoServices (Pty) Ltd. of South Africa. Eugene H Siepker, M Sc., Pr.Sci.Nat., of Global Geo Services (Pty) Ltd., is the independent Qualified Person for the mineral resource estimate and the February 2004 technical report.

                  A 40% geological loss has been applied to the resource estimate figures, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dykes swarms affect the area more than the adjoining properties, the figures are regarded as conservative, since the industry average due to these features is around 20 - 30%.

                  In-situ resource figures for the farms Paschaskraal and Klipfontein for the UG2 and Merensky Reefs are summarized in the table below. The resource estimation excludes the first 40 metres below surface, which is considered as an oxidized zone. The Specific Gravity utilized for the Merensky Re ef was 3.1 and for the UG2 Reef was 4.25.

Summary of Resources on Farms Paschaskraal and Klipfontein UG2 and Merensky Reefs at base case cut-off grades

Category	tonnes	Grade 4PGM	Pt	Pd	A u	R h	Contained oz PGM
UG2 (4.0 g/t COG)		g/t	g/t	g/t	g/t	g/t

Measured	10,193,981	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55,498,048	7.05	3.10	3.31	0.18	0.44	12,579,000
Subtotal	65,692,029	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33,866,132	7.20	3.17	3.38	0.19	0.45	7,839,000
Merensky (2.0 g/t COG)
Measured	10,397,739	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32,891,327	4.37	1.92	2.05	0.11	0.28	4,621,000
Subtotal	43,289,065	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39,807,187	4.28	1.88	2.01	0.11	0.27	5,478,000

Total Measured & Indicated	108,981,094	5.95	2.62	2.79	0.15	0.37	20,834,000

                   Notes to Table:
                   COG is cut-off grade
                   4PGM is Pt+Pd+Au+Rh

                  The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs, and would be situated at depth. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and De Kamp. An Inferred Resource has been estimated for Avoca and De Kamp based on similar grades and thickness as those for Paschaskraal and Klipfontein. Using an area of 39.5 hectares and a reef dip of 15 degrees, with a 40% geological loss, the estimated Inferred Resource at a 2 g/t cut-off for the Merensky Reef is 97.6 Mt at a grade of 4.34 g/t 4PGM and at 4 g/t cut-off for the UG2 Reef is 77.6 Mt at a grade of 7.05 g/t 4PGM.

                  Sampling and Assay Procedures and Security for Drill Core

                  The following is a summary of the core logging and sampling procedures used by Anglo Platinum. Core logging is undertaken by qualified geologists on site at the Driekop Exploration Base, where all boreholes and their deflections are accurately logged in terms of lithology, mineralization, alteration and structure. Logging details are entered directly into laptop computers, making use of the proprietary Sable software package designed for this purpose. Specialized geotechnical and structural logging is also carried out by rock engineering and structural geologists.

                  During the logging process the sampling interval through the reef succession is determined, and individual samples measured off, marked and numbered according to standard. Sampling is continuous through the sample section. The marked core is then submitted to the technical staff, which firstly cut the core in half longitudinally through the complete sampling interval. One half of this core is then cleanly broken with a sharp chisel at individual sample boundary markings, and each in turn then immediately labelled, bagged and sealed (diamond saw cutting is not used to split individual samples because of the loss of material associated with it). Precautions are taken to avoid any cross contamination between samples. The remaining half of the core remains in the core trays with the flat cut side facing upwards. The sample intervals and numbers are replicated onto this surface for reference, and future re-sampling if necessary. The sampling process is fully documented on site, and records of all sampling maintained.

                  After the bagging of samples on site at the Driekop core yard, the samples were transported to Anglo Platinum Research Centre ("ARC") in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre -2000 drilling. Post-2000 samples are processed by Anglo American Research Laboratory ("AARL"). When transported to AARL, the samples were delivered by ARC staff and vehicles.

                  Generally the recovered borehole core (reef intersections of Merensky Reef and UG2) is assayed for Pt, Pd, Rh and Au as well as Cu and Ni contents. Individual Pt, Pd, Rh and Au contents of each sample were determined.

                  ARC Procedures

                  All samples are duplicated and run on an A and B stream at different times. Internal Quality control occurs with every batch. ARC does not use blanks, and integrates an internal Quality Control sampling once a week. Comparative results from A and B streams are available.

                  All samples are pulverized to 80% +/-5%<75 micron. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often require a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods have not been corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au.

                  For Fire Assay-ICP at ARC, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM and a more precise analysis is achieved as well as a lower detection limit.

                  AARL Procedures

                  Samples are crushed in a jaw crusher to 2 millimetres. The entire sample is then milled to 85 per cent – 75 microns or finer. An 8-minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.

                  Prior to X-ray fluorescence analyses, pulped samples are mixed with a styrene – wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X-Ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes – hence separate ‘type' calibrations are critical for UG2 and Merensky type samples. Approximately 5 per cent on the samples are replicated. Two reference materials are analyzed with every batch (max 100).

                  For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma ("ICP") spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet (max 35).

                  For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples axe weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analyzed with every worksheet (max 35).

                  Data Verification and Quality Control

                  AARL has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming / replicate analyses. AARL is an ISO 17025 registered company and operates according to international quality standards.

                  Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt at the AARL. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analyzed with the batch and these data reported to the ARC during progress meetings.

                  For each tray (worksheet) of Pt, Pd and Au and Rh analysis, reagent blanks, standard re ference material and duplicate samples will be included for control purposes. Internationally certified standards as well as internal standards of matched matrices are used. Fire assay pots are used only once to avoid the possibility of cross-contamination of samples.

                  A full calibration of the ICP and AAS is performed prior to sample analysis, and a synthetic check solution is included after every 15 samples. Where the check solution data falls outside the acceptable control limits, the instrument is re-calibrated.

                  Worksheets will be accepted or rejected based on the quality control data of the standards replicates and blanks. A complete audit trail is maintained in the laboratory to ensure trace-ability, transparency and ISO compliance.

                  Quartz blanks are designed to monitor the entire process from sample preparation to instrumentation. Reagent blanks are introduced during secondary preparation. These are essentially reagents without the sample introduced. For example in fire assay the reagents would be assayed. Reagent blanks reflect contamination introduced during the analysis phase but not the primary preparation phase. Specific density and XRF data don't have reagent blanks, but do have quartz blanks.

                  With each method certified (CRM) and in-house (IHRM) reference materials are run. For each method samples are replicated, if not twin streamed. The Pt, Pd and Au and Rh are twin streamed, ie a 100% replication. For XRF and Specific density analyses 10% replicates are run. Replicates are essentially used for measuring the precision of the analyses, and appropriate action is taken if such results are not considered satisfactory. A comprehensive quality control system ensures that the data reported is within the quality control criteria and all ISO standards are met.

                  Proposed Exploration and Development Program

                  Anglo Platinum has continued drilling at Ga -Phasha in conjunction with its work on its adjoining Twickenham-Hackney property. Anooraq technical staff have carried out a due diligence assessment of the Ga -Phasha Project with the assistance of South African consultants, including Global Geo Services (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd ("Geologix").

                  Anooraq and Geologix are currently updating the resource database based on information on the 2003 and 2004 drilling programs, recently acquired from Anglo Platinum. Initial results are confirming the estimates reported in the February technical report.

                  The recommended work program would be finalized once the Acquisition is completed. It includes the following:

  updating the resource model integrating the additional drilling that has been carried out in 2003/2004. This is currently underway.

  additional drilling in those areas that are currently outlined as inferred, and to upgrade the indicated resources to a measured category.

  additional exploration and analysis to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

  data compilation, metallurgical and geo -technical testing, and environmental planning, to prepare for feasibility studies.
Proposed Budget - Exploration and Pre-feasibility studies
Diamond drilling – including all assays (20,000 m)	$2,005,000
Supervisory, technical and support staff	300,000
Engineering - mine, metallurgy, geo -technical	380,000
Environment	60,000
Total	$2,645,000

                  Additional costs are expected in 2006, associated with completion of the feasibility study (see "Business of Anooraq After Closing – Principal Purposes").

                  The Thusong Platinum Mine Joint Venture

                  Location, Description and Acquisition

                  The Thusong Joint Venture property is located about 74 kilometres north of Rustenburg, South Africa (see Figure 1). The property consists of the Wachteenbietjieslaagte 4 JQ, Vogelstruiskraal 400 KQ and Cyferkuil 1 JQ farms, covering an area of approximately 7,713 hecares.

                  In May 2004, Anooraq and its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. entered into Thusong Platinum Mine Joint Venture Agreement with Rustenburg Platinum Mines Ltd. ("RPM"), a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold and nickel mineralization on the property.

                  Pursuant to the terms of the Joint Venture Agreement, Anooraq and RPM will form an initial 50/50 Joint Venture ("the JV") to explore the three farms for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR11.9 million (about C$2.3 million) on behalf of the JV. Anooraq will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should RPM decide not to contribute to exploitation, it remains entitled to dilute to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 20%. Should Anooraq decide not to proceed, RPM has the right to buy out Anooraq's interest.

                  Geology, Mineral Deposits and Resources

                  The property is located on the Western Limb of the Bushveld Complex. There is no known mineral deposit. The property is located northwest of and adjacent to the Anglo Platinum's Union operations. The Union mine currently produces over 500,000 ounces each year from 67 million tonnes of proven and probable reserves, containing an estimated 10.2 million ounces of platinum, palladium, rhodium and gold, within the UG2 and Merensky Reefs (Anglo Platinum 2003 Annual Report).

                  Proposed Exploration and Development Program

                  The following budget proposal is part of a preliminary outline of a multi-stage (five-year) exploration program. The initial program consists mainly of geophysical, geological and geochemical surveys.

Proposed Exploration Budget - Year 1 (2005)

Geological Data Compilation	$25,000
Airborne Magnetic Survey (100 m spaced lines)	60,000
Surface Geological Mapping (90 crew days)	66,000
Rock Sample Analyses	17,000
Soil Geochemical survey (1500 samples)	72,000

Total	$240,000

                  Continuation to the next stage of exploration would be success contingent upon successful completion of the prior stage(s) of exploration. The Phase 2 program would include target definition and about 2,500 m of diamond drilling, at a cost of about $360,000.

                  Dispositions

                  There are no dispositions.

                  Administration

                  Anooraq has opened an office in Johannesburg in order to maintain a strong presence in the country, develop good working relationships with government and local communities, and facilitate the advancement of its projects. The staff is mainly comprised of technical and legal professionals. The operational budget for the office is estimated to be $1.5 million in 2005 and C$1.7 million in 2006.

Consolidated Capital

                  The following table sets forth (i) the unaudited consolidated capitalization of Anooraq as at April 30, 2004, and (ii) the unaudited pro forma combined capitalization of Anooraq as at April 30, 2004, after giving effect to the Acquisition.

                  This table should be read in conjunction with (i) the audited consolidated financial statements of Anooraq for the year ended October 31, 2003 and the pro forma combined financial statements of Anooraq and the respective notes thereto included elsewhere in this Circular, (ii) the historical consolidated financial statements of Pelawan and the notes thereto included elsewhere in this Circular, and (iii) "General Information Concerning Anooraq –Management's Discussion and Analysis of Financial Condition and Results of Operations".

				Pro forma
	Anooraq			Combined Anooraq
	Amount	Amount		Outstanding as at
	Authorized	Outstanding	Estimated amount	April 30, 2004, after
	or to be	as at	outstanding as at	giving effect to the
Designation of Security	Authorized	April 30, 2004	July 29, 2004	Acquisition

Bank Indebtedness		-	-	-

Share Capital	Unlimited	47,662,805	54,514,407	54,514,407

Retained Earnings (Deficit)		(20,951,802)	(24,210,000)	(24,210,000)

Total Shareholders' Equity		28,690,771	25,748,000	25,748,000

Selected Pro Forma Combined Financial Information for Anooraq

                  The following table presents selected unaudited pro forma combined financial information for Anooraq in respect of the periods indicated, after giving effect to the Acquisition. This table should be read in conjunction with the pro forma combined financial statements of Anooraq, the notes thereto, the compilation report of KPMG LLP, Chartered Accountants, with respect thereto set forth in Schedule E to this Circular, and "General Information Concerning Anooraq – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP. The pro forma financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Anooraq following completion of the Acquisition as of any future date or for any future period.

	Six months ended
	April 30, 2004	Year ended October 31, 2003
	(in thousands of dollars, except per share amounts)
Pro Forma Combined Statement of Operations
Information

Investment and Other Income	309	46

General and Administrative Expenses	931	1,443

Exploration Expenditures	2,918	2,598

Stock based compensation	1,493	486

Net loss	5,033	4,481

Loss from continuing operations per common share	$(0.04)	$(0.04)

	As at April 30, 2004	As at October 31, 2003
	(in thousands of dollars, except per share amounts)
Pro Forma Balance Sheet Information

Total assets	29,897	9,857

Total liabilities	1,206	528

Shareholders' Equity	28,691	9,328

Deficit	(20,952)	(16,244)

Selected Consolidated Financial Information for Anooraq

                  The following table presents selected consolidated financial information for Anooraq for the periods indicated. This table should be read in conjunction with the audited consolidated financial statements of Anooraq for the years ended October 31, 2003, 2002 and 2001, and the unaudited interim financial statements of Anooraq for the six months ended April 30, 2004 and 2003 and the respective notes thereto set forth in Schedule E to this Circular and "General Information Concerning Anooraq – Management's Discussion and Analysis of Financial Condition and Results of Operations". This table contains financial in formation derived from financial statements that have been prepared in accordance with Canadian GAAP.

	Six months ended
	April 30		Year ended October 31
	(unaudited)
	2004	2003	2003	2002	2001
	(in thousands of dollars, except per share amounts)
S tatement of Operations Information

Investment and Other Income	309	19	46	38	41

General and Administrative Expenses (excluding	919	453	1,424	1,426	434
stock based -compensation)

Exploration Expenditures (excluding stock based	2,603	754	1,964	976	1,445
compensation)

Stock based compensation	1,494	-	486	N/A	N/A

Loss	(4,707)	(1,189)	(3,829)	(2,364)	(1,838)

Loss from continuing operations per common share	(0.09)	(0.04)	(0.11)	(0.08)	(0.11)

	As at April 30
	(unaudited)	As at October 31
	2004	2003	2002
		(in thousands of dollars)
Balance Sheet Information

Total assets	29,897	9,857	7,726

Total liabilities	1,207	528	92

Shareholders' Equity	28,691	9,328	7,633

Deficit	(20,952)	(16,244)	(12,415)

Description of Anooraq Share Capital

                  The authorized share capital of Anooraq consists of an unlimited number of Anooraq Shares.

                  Each Anooraq Share will carry one vote at all meetings of Shareholders, will participate rateably in any dividend declared by the directors and will carry the right to receive a proportionate share of the assets of Anooraq available for distribution to holders of Anooraq Shares in the event of a liquidation, dissolution or winding-up of Anooraq. The holders of Anooraq Shares will have no pre-emptive or conversion rights.

                  Warrants

                  It is anticipated that the following share purchase warrants will be outstanding on the Closing Date. All warrants were issued as part of unit private placements comprising a share and a warrant. All warrants are non-transferable.

Number of Warrants (1)	Exercise Price	Expiry Date

5,333,334	$2.50	June 1, 2005

Notes:

(1)
Each warrant is exercisable into one Anooraq Share, and is subject to an accelerated expiry of 30 days (at the option of Anooraq) if the closing price of Anooraq's shares is at least C$5.00 for ten consecutive trading days.

                  Existing Share Capital and Prior Sales

                  The following table provides information regarding sales of Anooraq Shares within the last twelve (12) months prior to the date of this Circular.

Anooraq Share Capital Table

		Number of Issued	Price per	Total
		Anooraq Shares	Anooraq Share	Consideration

(a)	Prior sales of Anooraq Shares within	22,236,944	$1.24	27,576,581
	the last 12 months
(b)	Issued as of July 29, 2004	54,414,407	$0.88	47,721,045

Fully Diluted Share Capital

                  The following table sets out the fully diluted share capital of Anooraq, immediately after giving effect to the completion of the Acquisition.

	Number of Anooraq	Percentage of
	Shares (1)	Total(1)

Anooraq Shares outstanding as of July 29, 2004	54,514,407	35.0%
Anooraq Shares to be issued to Pelawan	91,200,000	58.4%
Anooraq Shares issuable upon the exercise of warrants	5,333,334	3.4%
Anooraq Shares issuable upon the exercise of options	4,916,000	3.2%
Anooraq Shares potentially issuable to MSA (1)	87,500	0.0%

TOTAL FULLY DILUTED	156,051,241	100.0%
_____________________

Notes:

(1)	Potentially issuable under a Heads of Agreement between MSA Projects (Pty) Limited and Plateau Resources (Pty) Limited.

Summary and Analysis of Financial Operations

	Six Months Ended	Year Ended	Year Ended
	(unaudited) April 30, 2004	October 31, 2003	October 31, 2002
Revenues	$–	$–	$–
Gross profit	–	–	–
Exploration and Development	2,603,556	1,972,659	976,087
General and Administrative Expenses	2,103,850	1,856,755	1,388,009
Net Income (Loss)	(4,707,406)	(3,829,414)	(2,364,096)
Working Capital	24,451,829	5,111,439	3,276,580
Mineral Properties	4,200,000	4,200,000	4,200,000
Other Assets	38,942	16,990	156,912
Long Term Liabilities	–	–	–
Shareholders' Equity
Dollar amount	28,690,771	9,328,429	7,633,492
Number of securities	54,465,607	40,164,172	32,148,463

                  There are 54,514,407 shares in the capital of Anooraq issued and outstanding as of the effective date of this Circular, of which NIL are subject to any escrow agreement.

                  In addition, 91,200,000 shares of Anooraq are to be issued pursuant to the Acquisition, of which all will be required to be escrowed pursuant to the various lockup arrangements required under the Share Exchange Agreement with shares being released from escrow:

•	shares having an aggregate value of $9,875,000 may be sold by Pelawan during the twelve-month period after the Closing Date, subject to a controlled selling program;

•
during the currency of the applicable mining rights, exploration, development and mining permits and licences and mining or mineral leases and sub-leases which are required in order to undertake the Ga - Phasha Project, the Platreef Project and certain other Anooraq projects (as the case may be), Pelawan shall not be entitled, without the prior express written consent of Anooraq, to transfer any Consideration Shares comprising the Statutory Shareholding, unless such transfer is:

(a)
to another HDP approved in writing by the DME, Anooraq (by way of a resolution of a Disinterested Majority) and Anglo Platinum, where such HDP has agreed to be bound by the terms of the Shareholders Agreement, the Pelawan Trust Deed and the shareholding structure of that HDP is governed by agreements upon substantially similar terms to the Grandfather Shareholders Documents that will prevent such person fro m losing its HDP status; and

	(b)	approved by the SARB and the South African, Canadian and European Union competition authorities, to the extent required in each case; and

•
as a separate obligation to its obligation to maintain the Statutory Shareholding, Pelawan shall be obliged to maintain the Lockup Shareholding until the Release Date. This obligation will apply even if the minimum Statutory Shareholding required in order for Anooraq to qualify as HDP isreduced by legislative amendment prior to the Release Date. (See "The Acquisition - Description of Lockup Arrangments for Consideration Shares" above).

Principal Shareholders

                  To the knowledge of the directors and senior officers of Anooraq and assuming completion of the Acquisition, the only persons who will own, beneficially or of record, directly or indirectly, or who will exercise control or direction over, more than 10% of any class of voting securities of Anooraq are as follows:

	Number of Anooraq	Percentage of
	Shares Beneficially Owned	Outstanding Anooraq	Percentage of Outstanding
	or Controlled After	Shares Prior to the	Anooraq Shares After
Name	Acquisition	Acquisition	Acquisition

Pelawan	91.2 million	0%	63%

CDS	47.4 million	87%	33%

Available Funds

                  The estimated minimum working capital (total current assets less total current liabilities) available to Anooraq, and the amounts and sources of other funds that will be available to Anooraq upon completion of the Acquisition is as follows:

(a)
As at October 31, 2003, Anooraq had working capital of approximately $5,111,000 and at April 30, 2004 $24,452,000. See the audited annual financial statements for the year ended October 31, 2003 and the unaudited interim financial statements for the six months ended April 30, 2004 attached as Schedule D to this Circular;

(b)
As at December 31, 2003, Pelawan had a working capital deficiency of approximately ZAR 5,776,864, or $1,132,000. See the audited annual financial statements for the year ended December 31, 2003 attached as Schedule C to this Information Circular;

(c)
As at July 29, 2004, Anooraq had estimated working capital of $21.6 million. This estimated capital is based on working capital of $5.1 million at October 31, 2003 plus equity financings of $18.6 million, plus proceeds from the exercise of warrants and options of $3.9 million, plus interest earned of $0.4, less expenditures of $6.5 million (which consist of $5.1 million in exploration expenditures and $1.4 million in general administrative expenses), less $3.3 million in loan repayments on behalf of Pelawan and Micawber, $1.3 million of transaction related costs, less $1.0 million of Pelawan and Micawber office costs.

(d)
As at July 29, 2004, Pelawan had an estimated working capital deficiency of $2 million. This estimated capital is based on monthly expenditures of $110,000, consisting primarily of general and administrative expenses. A total of approximately seven (7) months have passed since December 31, 2003, at which time Pelawan had a working capital deficiency of $1.1 million (i.e. working capital has depleted by $0.8 million resulting in pro forma working capital deficiency of $2.0 million); and

(e)
Upon completion of the Acquisition as at September 30, 2004, the estimated pro -forma working capital of Anooraq is $14.1 million. This amount of working capital consists of cash on hand, value-added taxes recoverable and routine trade liabilities. This pro forma working capital is based on working capital of approximately $20.6 million as at April 30, 2004 as per the pro -forma balance sheet attached to this Information Circular as Schedule E, plus interest earned of $0.1, less expenditures of $4.9 million (which consist of $4.1 million in exploration expenditures and $0.8 million in general administrative expenses).

Principal Purposes

                  The principal uses of the pro forma working capital of Anooraq will be applied to advanced exploration projects located on the Northern and Eastern Limbs and an early stage exploration project on the Western Limb. On the Northern Limb, the Boikgantsho JV (Drenthe/Overysel projects) is in an advanced stage of exploration. The next stage is pre-feasibility, followed by the feasibility stage. The pre -feasibility study will commence during the later half of 2004 and contingent on results, the feasibility study would start in mid 2005.

                  On the Eastern Limb, the Ga -Phasha Project is also at the advanced exploration stage. It is expected that the project will progress to pre-feasibility in late 2004. Additional drilling will be required prior to a feasibility study, projected for late 2005 to early 2006. The budget reflects the estimated costs through the feasibility studies in 2006.

                  On the Western Limb, the Thusong project is an early stage exploration project located adjacent to the Anglo Platinum's Union operations. The Union mine currently produces over 500,000 ounces each year from 67 million tonnes of proven and probable reserves, containing an estimated 10.2 million ounces of platinum, palladium, rhodium and gold, within the UG2 and Merensky Reefs (Anglo Platinum 2003 Annual Report). Preliminary geological studies are being planned for this project.

                  These expenditures, with the exception of those associated with the Thusong JV, represent Anooraq's (or its subsidiary's) commitment, which is estimated to be 50% of the total annual capital expenses. Anooraq's partner in each of these projects is Anglo Platinum or its subsidiaries. Anglo Platinum is responsible for the remaining 50% of the capital expenditures.

                  The following is a summary of the budgets estimated for each of the principal purposes to which the pro forma working capital of Anooraq will be applied.

Principal Purpose	Budgeted Amount	Budgeted Amount
	($ millions)	($ millions)
	2004/2005	2006
Exploration - Ga- Phasha	2.000	0.875
Pre & Feasibility studies - Ga- Phasha	0.645	0.625
Exploration - Drenthe	2.624
Exploration - Overysel	1.247
Pre & Feasibility studies - Drenthe Overysel	1.020
Exploration – Platreef	1.636	0.250
Exploration - Thusong	0.240	0.350
Johannesburg Office	1.500	1.700
General corporate purposes	3.200	2.140
SUBTOTAL	14.112	5.950
Project Construction – Drenthe Overysel		67.500
TOTAL	14.112	73.450

                  Anooraq will spend the funds available to it on completion of the Acquisition to carry out its proposed exploration and development program set out in "Business of Anooraq After Closing – Mineral Properties ". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The issuer will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer. Anooraq's working capital available to fund ongoing operations will be sufficient to meet its administration costs for twenty-four months.

Management of Anooraq

                  For a description of the management structure of Anooraq post-Acquisition, see "The Acquisition –Description of the Shareholders Agreement".

Directors and Officers

                  The following sets out details respecting the proposed directors and officers of Anooraq after giving effect to the Acquisition.

		Number of	Number of
		Anooraq	Pelawan
		Shares	Shares
		Beneficially	Beneficially	Anooraq Shares Beneficially
Name and Municipality of	Offices To Be	Owned or	Owned or	Owned or Controlled upon
Residence	Held	Controlled	Controlled	Completion of Transaction
				(Number)	(Percentage)
Robert A. Dickinson(1)	Director and Co -	476,315	Nil	476,315	0.3%
BC, Canada	Chairman

Ronald W. Thiessen	Director,	404,923	Nil	404,923	0.3%
BC, Canada	President, and
Chief Executive
Officer

Scott D. Cousens	Director and Vice	1,386,100	Nil	1,386,100	1.0%
BC, Canada	President
Corporate Finance

Tumelo M. Motsisi	Managing	Nil	120	10,944,000(2)	7.0%
Sandhurst, Gauteng, South	Director and
Africa	Deputy Chief
Executive Officer

Harold Motaung	Director and	Nil	278	25,353,600(3)	16.3%
Midrand, Sauteng, South	Chief Operating
Africa	Officer

Rizelle M. Sampson	Director	Nil	Nil	Nil	Nil
Craigavaon, Johannesburg,
South Africa

Walter T . Segsworth	Director	Nil	Nil	Nil	Nil
BC, Canada

Sipho Nkosi	Director	Nil	Nil	Nil	Nil
Gauteng, South Africa

Popo S. Molefe	Director and Co -	Nil	Nil	Nil	Nil
North West Province, South	Chairman
Africa

Jeffrey R. Mason	Director and	852,489	Nil	852,489	0.6%
BC, Canada	Chief Financial
Officer
______________________________
Notes:

(1)	Certain of these shares are held by a private company controlled by Mr. Dickinson.

(2)	Indirect holding, being 120 of the 1,000 Pelawan Shares issued and outstanding, multiplied by the Consideration Shares (91.2 million Anooraq Shares).

(3)	Indirect holding, being 278 of the 1,000 Pelawan Shares issued and outstanding, multiplied by the Consideration Shares (91.2 million Anooraq Shares).

                  For additional details including the principal occupation for the past five years of the above proposed directors see "Election of New Directors", "Information Concerning Pelawan – Directors and Officers" and "General Information Concerning Anooraq – Directors and Officers".

Corporate Cease Trade Orders and Bankruptcies/Penalties and Sanctions/Individual Bankruptcies

                  None.

Executive Compensation

                  Anooraq anticipates that executive compensation for Anooraq for periods subsequent to the Closing Date will be consistent with what has been paid in past fiscal periods. See "General Information Concerning Anooraq – Executive Compensation".

Proposed Option Grants

                  Anooraq proposes to grant stock options in the ordinary course to the directors of Anooraq, including any new directors of Anooraq elected at the Meeting (subject to the closing of the Acquisition). Other than the foregoing, Anooraq has no plans to enter into any new stock option agreements upon the closing of the Acquisition.

Termination of Employment, Change in Responsibilities and Employment Contracts

                  Anooraq has no plans to enter into employment contracts with any executive officers upon the closing of the Acquisition.

                  There will not be any compensatory plan(s) or arrangement(s), with respect to the executive officers of Anooraq resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the executive officer's responsibilities following a change in control.

Compensation of Directors

                  There will be no arrangements under which directors will be compensated by Anooraq and its subsidiaries for their services in their capacity as directors or consultants.

Conflicts of Interest

                  Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

Public and Insider Ownership

                  After giving effect to the proposed Acquisition, the proposed directors and officers of Anooraq, and their respective associates and affiliates, will hold 3,119,827 Anooraq Shares, representing 2.1% of the then-issued and outstanding Anooraq Shares, Pelawan will hold 91,200,000 Anooraq Shares, representing 62.6% of the issued and outstanding Anooraq Shares and the public will hold the balance of 51,394,580 Anooraq Shares, representing 35.3% of the issued and outstanding Anooraq Shares. To the knowledge of Anooraq, no Anooraq Shares will held by the Sponsor.

Dividend Policy

                  It is anticipated that Anooraq will not pay any dividends on the Anooraq Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Anooraq to fund future growth, the financial condition of Anooraq and other factors the Board of Directors may consider appropriate in the circumstances.

Fiscal Year End

                  In the event that the Acquisition is approved by shareholders at the Meeting, it is proposed that the fiscal year end of Anooraq will be changed to December 31, in order to coincide with the fiscal year end of Pelawan, Micawber, and Anglo Platinum.

                  In the event that the Acquisition is not approved by shareholders at the Meeting, the fiscal year end of the Company will continue to be October 31.

Auditor

                  KPMG LLP, Chartered Accountants, will continue to be the auditors of Anooraq.

Registrar and Transfer Agent

                  Computershare Trust Company of Canada will continue to be the transfer agent and registrar for Anooraq.

Foreign Listed Issuers

                  Certain of the directors and officers of Anooraq and certain of the experts named herein reside outside of Canada. Substantially all of the assets, other than cash, of Anooraq are located outside of Canada. Although Anooraq has appointed Lang Michener LLP at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7 (604) 689 9111 as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against Anooraq, certain of its directors and officers and certain of the experts named herein judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Escrow Arrangements

                  The escrow arrangements in respect of the Consideration Shares to be issued to Pelawan pursuant to the Acquisition are described in "The Acquisition - Description of Lockup Arrangements for Consideration Shares" above.

                  There are 54,514,407 shares in the capital of Anooraq issued and outstanding as of the effective date of this Circular, of which NIL are subject to any escrow agreement.

RISK FACTORS

                  Investment in developmental stage ventures such as Anooraq is highly speculative and subject to numerous and substantial risks. The risk factors set forth herein apply at present to Anooraq and following completion of the Acquisition, will continue to apply to Anooraq. Therefore, a Shareholder should carefully consider the risk factors indicated below as well as the other information contained in this Circular.

                  Exploration and Development . The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

                  The commercial viability of a PGM deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future PGM prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Anooraq not receiving an adequate return on invested capital.

                  The figures for mineral res ources incorporated by reference herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of PGMs may render resources uneconomical. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

                  Mining. Mining operations generally involve a high degree of risk. Anooraq's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

                  Government Regulation. The exploration and mining activities of Anooraq are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq's activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq's business, results of operation and financial condition.

                  The mining industry in South Africa is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process and the possibility of constitutional or other legal challenges to the validity of new legislation, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalised, including the Royalty Bill and the legislation dealing with beneficiation. Anooraq cannot predict the outcome or timing of any ame ndments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business (see "Business of Anooraq After Closing – Business Oveview – Mining and Exploration in South Africa Generally" above).

                  In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDPs in the industry.

                  The Government will issue prospecting and mining rights to applicants using a ‘‘scorecard'' approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of certain quantifiable and unquantifiable BEE ownership transformation criteria, such as ownership, employment equity and human resource development. The satisfactory determination of ongoing security of tenure during the transitional period from the old order system of mineral tenure to the new order system under the Mineral Development Act is not assured, partly due to a degree of legal uncertainty concerning the new legislation's application (and proper interpretation in some cases) and an element of discretion vested in the DME in relation to such process. The exercise of such discretion is subject to judicial review in terms of the Promotion of Administrative Justice Act, 2000 (South Africa), read with section 6 of the Mineral Development Act, which provides that an administrative process conducted or decision taken in terms of the Mineral Development Act must be conducted or taken within a reasonable time and in accordance with the principle of lawfulness, reasonableness and procedural fairness.

                  The result of the Acquisition will be that Anooraq will qualify as an HDP under the Mineral Development Act. See "Qualificaition as an HDP" above.

                  In March 2003, the Government released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGMs pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue and will be based on deemed values determined from published tradable figures, rather than actual accruals to the mining company concerned. This may reduce the viability of projects undertaken by Plateau. The Royalty Bill is presently under discussion and comment.

                  Title Matters. Subject to a degree of uncertainty regarding the transition from the old order system of mineral tenure in South Africa to the new order system in accordance with the Mineral Development Act

(see "Government Regulation" above) and while Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Plateau's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by Anooraq.

                  The transitional provisions in accordance with the Mineral Development Act afford the holder of old order mineral rights limited periods of exclusivity within which to obtain new order mineral rights (see "Mining and Explorations in Africa Generally" above). Due to a degree of legal uncertainty as to the correct classification, in some cases, of old order mineral rights for the purpose of making such filings with the DME, filings by or on behalf of Anooraq in relation to its properties may be rejected or may be subject to amendments or challenge at the instance of third parties (see "Business of Anooraq After Closing – Business Overview – Mining and Exploration in South Africa Generally" above).

                  Economic Risk . The profitability of Anooraq's operations may be significantly affected by changes in the market price of PGMs. The prices of PGMs fluctuate, and are affected by numerous factors beyond Anooraq's control. The level of interest rates, the rate of inflation, world supply of PGMs and stability of exchange rates can all cause fluctuations in such prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The prices of PGMs have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and could have a material adverse effect on Anooraq's business results of operations and financial condition.

                  Insurance and Uninsured Risks. Anooraq's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Anooraq's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

                  Although Anooraq maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Anooraq may also be unable to maintain insurance to cover these risks at economically feasible premiums.

                  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Anooraq or to other companies in the mining industry on acceptable terms. Anooraq might also become subject to liability for pollution or other hazards which may not be insured against or which Anooraq may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Anooraq to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

                  Political Risk. A substantial portion of the assets of Anooraq are located in a jurisdiction outside of Canada. As a result, it may be difficult for investors in Canada to enforce judgments obtained against Anooraq in Canada if the damages awarded exceed the realizable value of Anooraq's Canadian assets.

                  Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

                  The political situation in South Africa introduces a certain degree of risk with respect to Anooraq's activities. The Government of South Africa exercises a degree of discretionary control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

                  Joint Venture Risks. Anooraq holds the bulk of its assets in the form of Plateau's participation interests in joint ventures. Plateau's interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

                  Competition. The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties. Anooraq's ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

                  Environmental Risks. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq's operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq's operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

                  Performance of Key Personnel. Anooraq is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on Anooraq. HIV/AIDS is prevalent in Southern Africa. Employees of Anooraq may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man-hours and the emigration of skilled employees could adversely affect Anooraq's ability to retain its employees.

                  Additional Funding Requirements. The further development and exploration of the various mineral properties in which it holds interests is dependent upon Anooraq's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Anooraq will be successful in obtaining the required financing.

                  Exchange Rate Fluctuations. Anooraq conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that Anooraq's operations in South Africa are almost entire ly paid for in South African Rand, which has historically devalued against the United States dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar. The strength in the South African Rand, if it continues, will negatively impact the potential profitability of Anooraq's mining operations.

                  The price of PGMs is denominated in United States dollars and, accordingly, Anooraq's results of operations, if any, will be denomin ated and paid in United States dollars. In order to earn or maintain property interests, certain of Anooraq's payments are to be made in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the United States dollar against the Canadian dollar and each of those currencies against the South African Rand or local currencies in other jurisdictions where properties of Anooraq are located, could have a material adverse effect on Anooraq's financial results which are denominated and reported in United States dollars.

                  Foreign Subsidiary. Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may existing in the future, could have an adverse impact upon Anooraq's valuation and stock price.

                  Anooraq Has No History of Earnings and No Foreseeable Earnings. Anooraq has a long history of losses and there can be no assurance that Anooraq will ever be profitable. Anooraq has paid no dividends on its shares since incorporation. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq's board of directors after taking into account many factors including Anooraq's operating results, financial conditions and anticipated cash needs

                  Going Concern Assumption. Anooraq's consolidated financial statements have been prepared assuming Anooraq will continue on a going-concern basis; however unless additional funding is obtained this assumption will have to change and Anooraq's assets may have to be written-down to asset prices realizable in insolvency or distress circumstances.

                  Anooraq's Share Price is Volatile. The market price of a publicly traded stock, especially a junior resource issuer like Anooraq, is affected by many variables not directly related to the exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSXV suggests Anooraq's shares will continue to be volatile.

                  Anooraq's Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. All of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' duties to Anooraq and their duties to the other companies on whose boards they serve, the directors and officers of Anooraq expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Anooraq and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

                  Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Anooraq expects to be a passive foreign investment company ("PFIC" ) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Anooraq is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so -called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Anooraq. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Anooraq's net capital gain and ordinary earnings for any year in which Anooraq is a PFIC, whether or not Anooraq distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

                  Shares of Anooraq may be Affected Adversely by Penny Stock Rules. Anooraq's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Anooraq's common shares have traded on the TSXV since September 24, 1987. For further details on the market performance of Anooraq's common stock, see "Item 5 Nature of Trading Market." Although Anooraq's common stock trades on the TSXV, Anooraq's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)	the equity security is listed on Nasdaq or a national securities exchange;

(ii)
the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)	the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

                  If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Anooraq's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend Anooraq's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

                  Penny stock regulations will tend to reduce market liquidity of Anooraq's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Anooraq's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Anooraq's common stock also limits Anooraq's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Anooraq's shareholders pay transaction costs that are a higher percentage of their total share value than if Anooraq's share price were substantially higher.

                  The rules described above concerning penny stocks may adversely affect the market liquidity of Anooraq's securities. Anooraq can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272 -7440.

                  Significant Potential Equity Dilution and End of Lock-ups. A summary of Anooraq's diluted share capital is as follows:

                  At July 29, 2004, there were 2,706,000 options and nil warrants in-the-money. However, Anooraq has a considerable number of options (4,916,000) and warrants (5,333,334) which will likely act as an upside damper on the trading range of Anooraq's shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Anooraq remain subject to any hold period restrictions in Canada or the United States as of July 29, 2004. Dilutive securities represent approximately 19% of Anooraq's currently issued shares.

INFORMATION CONCERNING PELAWAN

                  Overview

                  Pelawan Investments (Pty) Ltd ("Pelawan") is a private company established on July 25, 2002 as a private company registered according to the laws of the Republic of South Africa. It was established to house the interests of its broad shareholder base who bid and were successful in their joint application for the PGM mineral properties Avoca and De Kamp, situate on the North Eastern Limb of the Bushveld Complex.

                  Pelawan is controlled 100% by shareholders qualifying as HDPs. Accordingly, Pelawan qualifies as an HDP and will be entitled to all the benefits afforded to such companies under existing and pending BEE legislation in South Africa. See "Business of Anooraq After Closing – Business Overview – New Order Mineral Tenure in South Africa – Qualification as an HDP" above.

                  Pelawan's management team includes a diverse base of black mining professionals including geologists, metallurgists, mining engineers and entrepreneurs.

                  In connection with an agreement concluded between Anglo Platinum and the Government of South Africa, Anglo Platinum and Pelawan have agreed to combine their respective interests and form a joint venture for the development of a PGM mine over the mineral properties Paschaskraal and Klipfontein and Avoca and De Kamp (the "PKAD properties"), contributed by Anglo Platinum and Pelawan to the joint venture respectively. The joint venture has been established under the name and style The Ga-Phasha Platinum Project, and is referred to herein as the Ga -Phasha Project.

                  From its date of incorporation, Pelawan's sole function has been to:

  participate (on a cost sharing arrangement with Anglo Platinum) in a limited drilling program tofurther establish a resource and reserve estimate over the PKAD properties;

  secure funding for its 50% participation interest in the Ga -Phasha Projec
                  Other that the functions stipulated above, Pelawan has not engaged in any other trading, operating or financing activities.

                  On January 21, 2004, Pelawan entered into the Share Exchange Agreement with Anooraq. See "The Acquisition" above.

                  Pelawan's stated objective is to create an HDP controlled and managed South African mining house. Pelawan management believes that following the Anooraq transaction it will be well positioned to meet its objectives.

                  The following table presents selected consolidated financial information for Pelawan for the periods indicated, as well as certain other non-financial information for Pelawan. This table should be read in conjunction with the audited consolidated financial statements of Pelawan for the 18 months ended December 31, 2003 and the notes thereto set forth in Schedule D to this Circular. This table contains financial information derived from financial statements that have been prepared in accordance with South African GAAP.

18 months ended December 31, 2003
(in thousands of Canadian dollars, except per
share amounts)
Statement of Operations Data (1)
Revenue	-
Gross profit	-
Expenses
Salaries and benefits	384
Exploration and Development	-
General and Administrative	627
Total expenses	1,011
Operating income	-
Operating income as a percentage of revenue	-
Earnings (loss) before income taxes	(1,011)
Net earnings (loss)	(1,011)
Net earnings (loss) per share
Basic	(1,040.35)
Diluted	(1,011.22)

As at December 31, 2003
(in thousands of Canadian dollars)
Balance Sheet Information (2)
Total assets	158
Total liabilities	(1,209)
Shareholders' Equity	50
Deficit	1,011
Non - Financial Data
Average number of employees	5
Revenue per employee	-
Remuneration per employee	76,768

_______________

Notes:

(1)	The average exchange rate used for the income statement conversion was Cdn$1.00: R 0.1869.

(2)	The year- end exchange rate used for the balance sheet conversion was Cdn$1.00: R 0.1960.

Description of Share Capital

                  The authorized share capital of Pelawan consists of 10,000 ordinary shares with a par value of ZAR 1.00, of which 1,000 ordinary shares are issued and outstanding.

Fully Diluted Share Capital

                  The following table sets out the fully diluted share capital of Pelawan as at March 1, 2004:

	Number of	Percentage
	Securities	of Total

Pelawan Shares Issued and Outstanding	1,000	10%

Pelawan Shares reserved for issuance	9,000	90%

Capitalization

                  The following table sets forth the unaudited consolidated capitalization of Pelawan as at April 30, 2004. This table should be read in conjunction with the audited consolidated financial statements of Pelawan and the notes thereto included elsewhere in this Circular and Information Concerning Pelawan – "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Estimated
Outstanding as at
	Authorized	April 30, 2004
(in South African Rand, except
number of shares)

Indebtedness		ZAR 8,463,000

Pelawan Shares	10,000	1,000

Retained Earnings (Deficit)	-	ZAR(7,276,730)

Total Shareholders' Equity (Deficiency)	-	ZAR(7,276,630)

Total Capitalization	-	ZAR 1,186,000

Directors and Officers

                  The names, municipalities of residence, number of voting securities of Pelawan beneficially owned, directly or indirectly, or over which each exercises control or direction, and the offices held by each of the directors and officers of Pelawan are as follows:

		Number of Pelawan Shares Beneficially
Name and Municipality of Residence	Offices Held	Owned or Controlled (1)

Tumelo Motsisi	Executive Chairperson	120
Sandhurst, Gauteng, South Africa

Fezekile Mahlati	Non Executive Director	120
Cape Town, Western Cape, South Africa

Harold Motaung	Chief Executive Officer	278
Midrand, Gauteng, South Africa

Lazarus Mahlangu	Non Executive Director	69
Mamelodi Gardens, Gauteng, South Africa

Alice Phatudi	Non Executive Director	100
Polokwame, Limpopo, South Africa

Innocent Khati-Mathonsi	Non Executive Director	100
Brackendowns, Gauteng, South Africa

Sifiso Ngema	Non Executive Director	69
Germiston, Gauteng, South Africa

Moshito Mokgalong	Non Executive Director	40
Polokwame, Limpopo, South Africa

_______________________

Notes:

(1)	The information as to shares beneficially owned or controlled is furnished by the respective directors and officers at March 15, 2004.

                  As at the date hereof, the directors and senior officers of Pelawan, as a group, beneficially own, directly or indirectly, or exercise control over 896 Pelawan Shares or approximately 90% of the issued and outstanding Pelawan Shares and each of them has indicated that they intend to vote their Pelawan Shares in favour of the Acquisition.

                  Additional details including the principal occupation for the past five years of the above directors and officers is as follows:

TUMELO M. MOTSISI, BA, LLM, MBA

                  Tumelo Motsisi is a prominent South African business person with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed, first as a senior manager and then as a director, within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes. In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa's largest trade union federation, Cosatu. He was subsequently appointed as the chief executive officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as executive chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African companies.

A. H. C. HAROLD MOTAUNG, BSc, MBA

                  Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and a production supervisor. Mr. Motaung then moved to the South African Government's department of minerals and energy (DME) as a director within the Mine Inspectorate. As a deputy chief inspector he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed chief director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa. In Mr. Motaung's capacity as a chief director of the Mine Inspectorate, he was appointed on numerous boards of Government associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.

FEZEKILE MAHLATI, B. COMM.

                  Fezekile Mahlati is a South African citizen who holds a Bachelor of Commerce degree from the National University of Lesotho. Mr. Mahlati has recently served as chief executive officer of Lazig (Pty) Ltd. and Syndicate Investments. Mr. Mahlati has also served as a non-executive director of Exxoter LMT and as a director of Alexander Forbes.

LAZARUS MAHLANGU, B. PROL.

                  Lazarus Mahlangu is a South African citizen who holds a Bachelors degree from the University of the North. Before becoming a special advisor to the Premier of the Limpopo provincial government in South Africa, Mr. Mahlangu was a partner in Mahlangu Moabi E. Partners.

ALICE PHATUDI

                  Alice Phatudi is a South African citizen who holds a Certificate from the University of Delaware. Between 1990 and 2001, Ms. Phatudi held the position of manager with Hair Exclusive, before becoming a managing member of True Recaps Manufacturers.

INNOCENT KHATI-MATHONSI

                  Innocent Khati is a South African citizen who is currently working on a Bachelor of Administration degree from the University of South Africa. Between 1983 and 1997, Ms. Khati was employed as the administration officer of Baragwanath Hospital. Ms. Khati is currently the HR Support Officer for Anglo Platinum and the owner of Monyakeng General Dealer.

SIFISO NGEMA, B. ADMIN.

                  Sifiso Ngema is a South African citizen who holds a Bachelor of Administration degree from the University of the North. Mr. Ngema is currently the Deputy Director of the Public Service Commission.

MOSHITO MOKGALONG, B. Ed., MPA

                  Moshito Mokgalong is a South African citizen who holds a Bachelor of Education degree from the University of Durban-Westville and a Masters of Public Administration degree from the University of Western Cape. Ms. Mokgalong previously worked as an educator before serving as a member of the Parliament of South Africa between 1995 and 1999. Ms. Mokgalong is currently the Commissioner of the Public Service Commission, a position she has held since 1999.

Principal Shareholders

                  To the knowledge of the directors and senior officers of Pelawan as of 15 March, 2004, the only persons who own, beneficially or of record, directly or indirectly, or who exercise control or direction over, more than 10% of any class of voting securities of Pelawan, are as follows:

	Number of Pelawan Shares	Percentage of Outstanding
Name	Beneficially Owned or Controlled	Pelawan Shares

Figure Eight Investments (Pty) Ltd	240	24%

African Minerals Professionals (Pty) Ltd.	142	14.2%

_________________________

Prior Sales

                  No Pelawan Shares have been issued over the course of the past twelve months.

Dividend Record and Policy

                  The Pelawan Shares are entitled to dividends as and when declared by the board of directors. No dividends have been paid on any Pelawan Shares since Pelawan's incorporation and it is not contemplated that any dividends will be paid in the immediate or fore seeable future.

Indebtedness of Directors, Executive Officers and Senior Officers

                  No director, executive officer or other senior officer of Pelawan, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of Pelawan, indebted to Pelawan nor is, or at any time since the beginning of the most recently completed financial year of Pelawan has, any indebtedness of any such person being the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pelawan.

Interests of Insiders in Material Transactions

                  During the three year period prior to the date of this Circular, none of the directors, executive officers, any principal shareholder named in this Circular or any associate or affiliate of such directors, officers or principal shareholder had any material interest in any transaction that has materially affected or will materially affect Pelawan.

Related Party Transactions

                  In the five preceding financial years prior to the date hereof, Pelawan has not acquired assets or procured services from any insider, promoter or member of management, or their respective associates or affiliates.

                  No director or senior officer, and no as sociate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Anooraq or its predecessors during the five preceding financial years.

Interest of Certain Persons and Companies in Matters to be Acted Upon

                  Pelawan is not aware of any material interest of any director or senior officer of Pelawan or anyone who has held office as such since the commencement of Pelawan's last completed financial year or of any associates or affiliates of the foregoing or any other insider of Pelawan in the Acquisition other than as disclosed elsewhere herein or as described below.

Relationship Between Pelawan and Professional Persons

                  In this Circular, "professional person" means any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist.

                  To the knowledge of Pelawan, as of the date hereof, no professional person nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of Anooraq or Pelawan or of an associate or affiliate of either of them, and no professional person is expected to be elected, appointed or employed as a director, senior officer or employee of Anooraq or Pelawan or of an associate or affiliate of either of them, or is a promoter of either Anooraq or Pelawan or of an associate or affiliate of either such entity.

Legal Proceedings

                  There are no legal proceedings to which Pelawan is a party or to which its properties or assets are subject nor are any such proceedings known to be contemplated.

GENERAL INFORMATION CONCERNING ANOORAQ

Corporate Information

                  Name and Incorporation

                  The head office of Anooraq is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 (604) 684 6365 and the registered office of Anooraq is located c/o its British Columbia lawyers at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7 (604) 689 9111.

                  Anooraq was incorporated pursuant to the laws of the Province of British Columbia on April 19, 1983.

                  From 1996 to mid 1999 the Anooraq's mineral exploration was focused on metal prospects located in Mexico. In October 1999, Anooraq refocused its exploration on a South African PGM project, the Platreef Project. Anooraq has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations for legitimate Canadian tax planning considerations. The two-subsidiary structure was adopted by Anooraq with a view to minimizing exposure to potential capital gains taxes if the Platreef Project exploration is successful. Anooraq holds 100% of the shares of NIC, which in turn holds 100% of the N2C shares. N2C holds Anooraq's 100% of the shares of Plateau, the private South African mining corporation that holds the legal rights to the mineral interests comprising the Platreef Project.

                  For a description of the business of Anooraq, see"Business of Anooraq After Closing".

Management's Discussion and Analysis of Financial Condition and Results of Operations

                  Overview

                  Anooraq is engaged in mineral exploration for PGM in the Republic of South Africa. Anooraq's property interests are dominantly held though its wholly owned South African subsidiary, Plateau, and located on the Northern Limb of the Bushveld Complex. In fiscal 2003, three areas of the Platreef Project were actively explored. Anooraq carried out drilling and a preliminary economic assessment of the Drenthe deposit in the Central Block, and drilling on the South Block; and African Minerals Ltd. ("AML") continued drilling to earn a 50% interest in the Rietfontein Block.

                  In the first fiscal quarter of 2004 in November 2003, the Company entered into a joint venture to advance exploration and development of the Drenthe deposit in the Central Block of the Platreef Project. In addition, in January 2004, the Company agreed, subject to regulatory and shareholder approval, to terms to undertake the Acquisition with Pelawan by acquiring a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex.

                  Operating Results – Quarter Ended April 30, 2004

                  Current assets decreased from the previous quarter by $1,284,088 and similarly, working capital decreased from the previous quarter by $1,843,595 as a result of the Company funding ongoing exploration. Current liabilities increased over the previous quarter by $559,507 as a result of routine exploration drilling and assaying invoices outstanding at the quarter end.

                  The loss for the quarter ended April 30, 2004 was $2,322,485 compared to a loss of $2,384,921 in the quarter ended January 31, 2004; a decrease of $62,436. The loss for the quarter ended April 30, 2003 was $551,058. The Company recorded a loss of $0.04 per share in the second quarter of 2004, compared to a loss of $0.05 per share in the first quarter of fiscal 2004 and a loss of $0.02 per share in the second quarter of fiscal 2003.

                  Exploration expense increased over the previous quarter by $885,630 as a result of increased activity, particularly at the Boikgantsho project. The Boikgantsho drilling program began near the end of the first quarter, resulting in the significant increases in drilling, assays and analysis, and geological and consulting costs in the second quarter compared to the first quarter of the fiscal year. Drilling costs increased to $936,714 as compared to $62,406 in the previous quarter. Assays and analysis expenditures increased to $314,017 in the second quarter from $21,483 in the first quarter. Geological and consulting costs of $227,860 are an increase from the $115,610 spent on geological wages in the previous quarter.

                  Engineering costs also increased, from $50,860 to $109,227, as preliminary metallurgical testing for Boikgantsho was initiated. The cost of site activities decreased to $63,914 from $123,122 spent in the previous quarter.

                  Site activity costs are principally associated with maintaining the field office, but also supporting the drilling program, in South Africa. A total of 13,368 metres were drilled in 68 holes at Boikgantsho to the end of April 2004. Assay results are outstanding and are schedule to be released upon receipt and compilation.

                  Exploration-related transportation costs decreased from $105,865 to $63,600, as higher travel costs were incurred during the first quarter as a consequence of due diligence work on the Ga -Phasha Project.

                  Legal, accounting and audit increased over the previous quarter by $237,316 primarily as a result of South African and Canadian legal work related to the Acquisition, in addition to the negotiation and legal review of the Thusong joint venture and associated agreements. Consulting decreased from the previous quarter by $62,898 due to the negotiation of the Pelawan agreements primarily done during the first quarter. Interest income increased over the previous quarter by $140,796 as a result of the significantly higher average cash balances on hand. There was a bad debt recovery of $256,000 during the first quarter of the year. Trust and filing increased over the previous quarter by $52,960 as a result of initial fees related to the Company's listing on the American Stock Exchange.

                  Stock-based compensation expense decreased from the previous quarter by

$1,246,148 primarily as a result of (a) the decreased stock price from the previous quarter, and (b) the vesting of the options which were granted in October 2003.

                  Current assets increased over the same quarter last year by $23,335,784 as a result of increased cash balances on hand, primarily from the Comp any's $20 million equity financing in December 2003.

                  As there was a significantly higher level of activity in the second quarter in 2004 compared to 2003, there was an increase in current liabilities over the same quarter last year by $1,100,002. Shareholders' equity and working capital each increased over the same quarter last year by approximately $22 million as a result of the December 2003 financing. Exploration expense increased over the same quarter last year by $1,375,277 as a result of this increased activity.

                  Operating Results – Fiscal 2003 Compared to Fiscal 2002

                  Revenue from interest increased from $38,341 in fiscal 2002 to $46,060 in fiscal 2003. Expenses for the 2003 fiscal year are $3.9 million as compared to $2.4 million in fiscal 2002.

                  Most administrative costs overall increased in fiscal 2003. In particular, accounting for stock based compensation (2003 - $477,087; 2002 - $nil) increased overall costs. Other areas of increased costs include conference and travel (2003 - $180,613; 2002 - $119,392), and office and administration (2003 - $125,128; 2002 -$73,039) whereas shareholder communications, salaries and benefits, and consulting fees decreased. The largest change was in shareholder communication costs (2003 - $193,835; 2002 - $500,039), which decreased from 2002 when a large distribution of new investor materials was made. Salaries and benefits and consulting fees both decreased slightly in fiscal 2003.

                  The most significant expenditures continue to be on exploration. These costs totalled $1,972,659 in fiscal 2003 quarter compared to $976,087 in the previous year. The increase was due to additional drilling that was done during the year in two areas of the Platreef Project. As drilling was still underway on the Central Block at year-end, some of these expenditures will be recorded in fiscal 2004.

                  The highest exploration expenditures in fiscal 2003 were on geological and consulting, and drilling. Geological and consulting costs (2003 - $611,875, 2002 - $425,225) are related to planning and carrying out drilling programs. Drilling costs (2003 - $308,552, 2002 - $55,446) are associated with 15 drill holes, totalling 2,465 metres, drilled at South Block; eight holes, totalling 1,809 metres completed to year-end on the Drenthe farm in the Central Block; and one diamond drill hole, totalling 178.9 metres, drilled on the Noord-Holland farm in the Central Block. Assay costs (2003 - $207,939, 2002 - $33,768) also increased due to the drilling programs. Site activities expenditures (2003 - $218,116, 2002 - $100,914) are related to maintaining the field office in South Africa and other costs related to the drilling program. Property fees also increased in fiscal 2003 (2003 - $286,073; 2002 - $39,143) due to option payments made during the y ear on Platreef properties.

                  Overall expenses in the fourth quarter of fiscal 2003 were $2,036,517, compared to $631,082 in the prior quarter. The most significant administrative cost in the fourth quarter was $112,577 on salaries and benefits, a slight decrease from $119,920 in the previous quarter.

                  Exploration costs were the largest single expenditure in the fourth quarter, increasing to $790,563 from $427,985 in the prior period. Many of the exploration costs including drilling, geological, and engineering fees were incurred or processed during the quarter. The main exploration expenditure in the fourth quarter was on drilling ($202,902), an increase from $105,650 spent in the third quarter. Geological and consulting fees decreased slightly from $168,322 in the third quarter to $157,097 in the fourth quarter. Engineering fees in the fourth quarter increased to $67,885 from $18,797 in the third quarter due to costs related to the compilation of new information on the Platreef property. Costs for site activities (Q4 – $75,621) increased slightly from that spent in the third quarter (Q3 -$64,706), due to the drilling program.

                  Operating Results – Fiscal 2002 Compared to Fiscal 2001

                  Revenue from interest decreased from $40,982 in fiscal 2001 to $38,341 in fiscal 2002 due to lower interest rates. Expenses for the 2002 fiscal year are $2.4 million as compared to $1.9 million in fiscal 2001.

                  Most administrative costs increased in fiscal 2002 - in particular, in the areas of shareholder communications, salaries and benefits, consulting fees and travel and promotion. Salaries and benefits increased from $135,244 to $459,249 and conference and travel increased from $75,990 to $119,392, in part attributable due to management and support activities, and travel associated with completion of the agreements with Rustenburg Platinum Mines ("RPM") to acquire significant new land holdings. The increase in shareholder communication costs (2002 - $500,039; 2001 - $42,055) is related to the development and distribution of new investor materials in the third quarter ($428,298) describing the new properties, as well as to comply with new regulations and to deal with shareholder issues at large. Consulting fees of $193,902 were also paid in 2002 for activities related to the agreements with RPM.

                  The highest expenditure, $976,087, in fiscal 2002 was on exploration but this cost decreased from the $1,444,583 spent in the previous year. The main areas in which expenditures decreased from the prior year were site activities (2002 - $100,914; 2001 - $681,102), property fees and assessments (2002 - $39,143; 2001 - $347,038), and transportation (2002 – $54,182; 2001 $103,550). Exploration costs increased in most other areas. The largest expenditure was on geological and consulting (2002 - $425,225; 2001 - $128,935); of these costs, $193,728 constitute consulting fees, most of which were paid for an airborne geophysical survey and for a soil sampling program on the South Block. The geological costs are associated with planning and carrying out the exploration activities on the Central and South Blocks, and monitoring drilling activities at Rietfontein by AML. Engineering fees also increased to $159,584 from $83,332 in fiscal 2001; the 2002 costs are mainly related to acquisition, compilation and evaluation of geological and engineering information on new property acquisitions. Drilling (2002 - $55,446; 2001 – $nil) and assays costs (2002 - $33,768; 2001 - $18,404) also increased accordingly. Anooraq drilled 769 metres in three holes in the Central Block in fiscal 2002, whereas Anooraq did no drilling in fiscal 2001. Assays costs in 2002 are for analyses of drill samples from the Central Block and soil samples from the South Block.

                  HDI is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third-party costs on behalf of, Anooraq on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During fiscal 2002, Anooraq incurred costs for services from HDI of $1,143,295, compared to $896,550 in the same period in fiscal 2001.

                  Operating Results – Fiscal 2001 Compared with Fiscal 2000

                  Both income and expenses have decreased in 2001 from the previous year. As a result, Anooraq's operating loss in fiscal 2001 is $1.8 million as compared to a loss of $3.8 million in fiscal 2000.

                  Interest income decreased slightly, to $40,982 from $48,783 over the same period in the previous year, reflecting lower interest rates and cash balances in fiscal 2001. Costs have also decreased in 2001 due to a lower level of activity. Expenses in fiscal 2001 were $1.9 million, compared to $3.9 million during the same period in 2000. The main expenditure in both years was on exploration, which decreased to $1.4 million in 2001 from $3.5 million in 2000 when drilling was undertaken on the Platreef properties.

                  Other significant expenditures were on salaries and benefits, which show an increase in 2001 ($135,224) when compared to 2000 ($99,443); and legal, accounting and audit costs which decreased from $74,447 in 2000, to $68,922 in 2001. Both of these reflect the reduction in administrative activity concurrent with the reduced site activities. Investor relation activities are conducted by staff and contractors from Hunter Dickinson Inc. (see below and Related Party Transactions) and reported as shareholder communication expenses and conference and travel costs. Shareholder communications (2001 - $42,055; 2000 - $48,085) and conference and travel (2001 - $75,990; 2000 - $62,943) costs reflect a cumulative increase in fiscal 2001 than in the comparable period of 2000. The expenses are mainly related to communication with shareholders and property vendors associated with restructuring the agreement with Pinnacle Resources, acquisition of additional properties in South Africa, and arrangements for the financing.

                  Exploration expenditures in all categories, except for site activities, have decreased in 2001 from 2000 when an extensive exploration program was undertaken at site. Site activities costs (2001 - $681,102; 2000 –$607,202) are mainly related to support of the field office in South Africa. Property fees, assessments and other costs decreased slightly (2001 - $347,038; 2000 - $384,409), even though Anooraq increased its land holdings from 7,433 hectares in 2000 to 12,176 hectares in 2001.

                  Exploration advances have decreased from $87,674 in 2000 compared to $nil in 2001, and from the amount shown in the second quarter of 2001, when a lump sum of $340,892 had been advanced to South Africa. These funds have now been utilized, and allocated to various exploration costs and expenses of Anooraq.

                  HDI provides investor relations, geological, corporate development, administrative and management services and incurs third party costs on behalf of Anooraq, on a full cost recovery basis pursuant to an agreement dated December 31, 1996. In fiscal 2001, Anooraq incurred costs for services from HDI of $896,550 (2000 – $1,225,659).

Liquidity and Capital Resources

                  Overview and Recent Events

                  Historically Anooraq's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Anooraq also issued common share capital in each of these three years pursuant to private placement financings. Anooraq has no assurance of continued access to significant equity funding.

                  Liquidity – April 30, 2004

                  At April 30, 2004, the Company had working capital of approximately $24,452,000, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

                  At April 30, 2004, the Company had no long term debt, capital lease obligations, operating leases or any other long term obligations.

                  Fiscal 2003 Compared with Fiscal 2002

                  In May 2003, Anooraq completed a private placement consisting of 1.4 million common shares of the Company at a price of $0.52 per share for net proceeds of $728,000. In late July, Anooraq received gross proceeds of $3.15 million from the exercise of 4.5 million share purchase warrants.

                  At October 31, 2003, Anooraq had a positive working capital position of $5.1 million as compared to $5.2 million at the end of the previous quarter, and $3.3 million at the end of the fiscal 2002. The Company had 40,164,172 common shares outstanding.

                  On December 24, 2003 and subsequent to year-end, the Company announced completio n of a private placement financing to qualified investors, lead by Desjardins Securities Inc and including Loewen, Ondaatje, McCutcheon Limited, as agents, for gross proceeds of $20,000,000. Proceeds will be used for working capital purposes and to facilitate the rapid advancement of Anooraq's large-scale PGM -nickel projects in South Africa.

                  Fiscal 2002 Compared with Fiscal 2001

                  At October 31, 2002, Anooraq had a working capital position of $3.3 million, as compared to $2.3 million at the end of the fiscal 2001. Anooraq also had 32,148,463 common shares issued and outstanding.

                  On August 27, 2002, Anooraq completed a private placement financing of 259,283 units at a price of $0. 70 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if Anooraq's shares trade on the TSXV for ten consecutive trading days at or above $1.32. Also in August, 4,482,800 warrants from an August 2001 financing were exercised at a price of $0.70 for proceeds or $3.1 million. For further details see note 7 of the consolidated financial statements.

                  Expenses increased due to the active exploration programs and increased management and support activities related to the development of new property agreements in fiscal 2002. As a result, Anooraq's operating loss in fiscal 2002 was $2.4 million ($0.08 per share), as compared to $1.8 million ($0.11 per share) in fiscal 2001.

                  Fiscal 2001 Compared with Fiscal 2000

                  During fiscal 2001, Anooraq changed its policy with respect to accounting for exploration costs. In 2000 and prior periods, acquisition and exploration costs were capitalized to mineral property interests. Under the new policy, exploration costs are to be expensed. The financial statements for the years ended December 31, 2000 and 1999 have been restated and reflect the changes. Costs of a periodic or administrative nature are written off annually and determine the amount of the net loss per share.

                  At October 31, 2001, Anooraq has a working capital position of $2.3 million compared to $0.6 million at the end of the 2000 fiscal year, and 27,384,880 issued and outstanding shares.

                  Both income and expenses have decreas ed in 2001 from the previous year. As a result, Anooraq's operating loss in fiscal 2001 is $1.6 million ($0.11 per share) as compared to a loss of $3.9 million ($0.29 per share) in fiscal 2000.

                  On June 13, 2001 Anooraq announced that it has reached agreements to privately place 4,797,800 units in its capital stock at a price of $0.65 each, each unit comprising a common share plus a share purchase warrant exercisable for one year at $0.70. Management members have subscribed for 24% of the units with the balance being purchased by Canadian, European and other overseas investors as well as three US accredited investors (aggregating 650,000 units). Management members participating are David Copeland 118,000; Scott Cousens 247,000; Robert Dickinson 247,000; Robert Hunter 247,000; Jeffrey Mason 247,000; and David Jennings 67,800.

                  The private placement financing was completed in August 2001 with proceeds of $3.0 million. Also in August 2001, Anooraq received TSXV approval to purchase all remaining interest in Plateau. In September, Anooraq purchased the remaining 50% interest in Plateau from Pinnacle for consideration consisting of 7.5 million Anooraq shares. Obligations under the original Loan Facility and Share Purchase Agreement between Anooraq and Pinnacle were eliminated in consideration of the 4.5 million Anooraq warrants, exercisable for $0.70 for two years. These transactions unify Anooraq's 100% interest in Plateau and its underlying PGM prospects without the additional expenditure of $6.4 million over the next three years, as well as additional dilution that such financings would necessitate. It also resulted in the cancellation of Pinnacle 's put of its interest in Plateau to Anooraq and avoided the dilution that would have resulted from that transaction.

                  Anooraq incurred acquisition costs of $4.2 million in 2001 related to the acquisition of Plateau, as compared to $nil in 2000. These costs make up the major portion of the amount shown as mineral property interest in the balance sheet.

                  On September 4, 2001, Anooraq received approval to trade on the NASDAQ Over-the-Counter Bulletin Board. On March 6, 2004, Anooraq received approval to trade on the American Stock Exchange ("AMEX"), and trading of the Company's shares on the Amex commenced on March 15, 2004.

Financial Instruments

                  Anooraq keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Anooraq's current needs are invested in short term near-cash investments pending the need for the funds.

                  Anooraq does not have any significant commitments for exploration expenditures other than approximately $261,000 in 2004 and $2,033,000 in 2005 for fees and work commitments on its Platreef properties, and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end Anooraq estimates that the cost of maintaining its corporate administrative activities at approximately $45,000 per month. Accordingly Anooraq's management estimate that a minimum of $1.1 million will be needed to maintain its corporate status and assets over the ensuing two-year period. Anooraq has a current working capital of $24.5 million, which is sufficient to fund the next two years administration cost and exploration programs.

Research Expenditures

                  Anooraq is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

                  As a natural resource exploration company Anooraq's activities reflect the traditional are more cyclical nature of metals prices.

                  Platinum prices were strong in 2003, averaging about US$693/oz; platinum has continued to rise in 2004, averaging US$839/oz over the first six months. Palladium prices averaged about US$202/oz in 2003, and have also increased in 2004, averaging US$243/oz over the first six months. Gold prices improved significantly in 2003, averaging about $364/oz for the year. Gold prices are expected to average US$400/oz or more for the next two years, and have averaged US$399/oz in the first six months of 2004.

                  Improving global economic conditions resulted in significant increases in base metal prices in 2003, and this trend has accelerated in early 2004. Nickel prices averaged US$4.38/lb in 2003 and US$6.27/lb in the first half of 2004. Copper prices averaged US$0.81/lb in 2003 and US$1.25/lb so far in 2004.

Description of Share Capital

                  The authorized share capital of Anooraq consists of an unlimited number of Anooraq Shares.

                  Each Anooraq Share carries one vote at all meetings of Shareholders, participates rateably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of Anooraq available for distribution to holders of Anooraq Shares in the event of a liquidation, dissolution or winding-up of Anooraq. The holders of Anooraq Shares have no pre-emptive or conversion rights.

                  For additional details concerning Anooraq's share capital see "Business of Anooraq After Closing – Description of Anooraq Share Capital".

Directors and Officers

                  The following table states names of all directors as of the date hereof, positions in the Company held by them, the principal occupation, business or employment presently held by them, the period or periods during which each person has served as a director of the Company and the number of shares in the capital of the Company beneficially owned, directly or indirectly, or controlled or directed by them:

Name, position in the Company and		Number of Anooraq Shares
province or State, and country of		Beneficially Owned, Controlled or
residence	Director Since (1)	Directed (2)

Robert A. Dickinson (3)	November 1990	476,315 shares
Co - Chairman of the Board and Director		466,000 options
British Columbia, Canada		54,500 warrants

Ronald W. Thiessen	April 1996	404,923 shares
President, Chief Executive Officer and		466,000 options
Director		12,500 warrants
British Columbia, Canada

Jeffrey R. Mason	April 1996	852,489 shares
Chief Financial Officer, Corporate		466,000 options
Secretary and Director		Nil warrants
British Columbia, Canada

David J. Copeland	September 1996	506,831 shares
Director		466,000 options
British Columbia, Canada		Nil warrants

Scott D. Cousens	September 1996	1,386,100 shares
Director		466,000 options
British Columbia, Canada		132,000 warrants

Name, position in the Company and		Number of Anooraq Shares
province or State, and country of		Beneficially Owned, Controlled or
residence	Director Since (1)	Directed (2)

Glen R. Gamble	May 2004	Nil
Director
Colorado, USA

Robert A. Hildebrand	May 2004	Nil
Director
Colorado, USA

David S. Jennings	September 1996	328,219 shares
Director		466,000 options
British Columbia, Canada		Nil warrants

Walter T. Segsworth	March 2004	Nil shares
Director		200,000 options
British Columbia, Canada		Nil warrants

_______________________

Notes:

(1)	For the present, principal occupation, business or employment of these directors, see their biographies below.

(2)	The information as to shares beneficially owned or controlled has been furnished by the respective directors and officers at July 29, 2004.

(3)	Certain of these shares are held in the name of a private company controlled by Robert A. Dickinson.

(4)	All directors have a term of office expiring at the next annual general meeting of Anooraq. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

                  As at the date hereof, the directors and senior officers of Anooraq, as a group, beneficially own, directly or indirectly, or exercise control or direction over 3,954,877 Anooraq Shares or approximately 7.3% of the issued and outstanding Anooraq Shares. After giving effect to the Acquisition, the directors and senior officers will beneficially own, directly or indirectly, approximately 3,119,827 Anooraq Shares, representing approximately 2.1% of the issued and outstanding Anooraq Shares.

                  Additional details including the principal occupation for the past five years of the above directors are as follows:

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

                  Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

                  Mr. Dickinson is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Co -Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995

to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

                  Ronald W. Thiessen is a Chartered Accountant in Canada and for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly -traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

                  Mr. Thiessen is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd. , Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great Basin Gold Ltd. , Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

                  Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

                  Mr. Mason is, or has been within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd. , Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID J. COPELAND, P.Eng. – Director

                  David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co -ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

                  Mr. Copeland is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd. , Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

SCOTT D. COUSENS – Director

                  Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

                  Mr. Cousens is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994 ) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

GLEN R. GAMBLE, B.Sc. – Director

                  Glen R. Gamble has been a director of the Company since September 2001 and since June 26, 1997 has served as President, Chief Executive Officer and a Director of Pinnacle Resources Inc.

                  Mr. Gamble has served as an officer and director of variety of companies engaged in the fields of mining, oil and gas, cattle, real estate and resource financing. Currently, Mr. Gamble is the Manager of Viatica Fund, LLC; a Director of Natural Buttes Gas Corp.; Manager of Desert Flower Mining, LLC; and President and Chairman of Victory Minerals Corp. and Pinnacle. Offshore, Mr. Gamble also serves as a Director on the Board of Directors of Plateau Resources (Pty) Limited. He helped to fund, via private sources, Plateau's start-up and operating capital. Mr. Gamble also served on the Board of Vanmag Exploration and Development (Pty) Limited, also a South African corporation. Currently he is a Director with Zebediela Platinum (Pty) Limited, another South African corporation. Mr. Gamble has been involved in packaging, financing and selling producing oil and gas properties. The flagship company for Mr. Gamble's mineral interest both in the United States and in Africa is Victory Minerals. Mr. Gamble attended the University of Colorado and graduated with a Bachelor of Science degree in Accounting and Finance in 1970.

ROBERT A. HILDEBRAND, P.Eng. – Director

                  Robert A. Hildebrand has been a director of the Company since September 2001. He has been Vice-President, Secretary-Treasurer and a director of Pinnacle Resources Inc. since inception.

                  Since 1991, Mr. Hildebrand has been Vice President of Environmental Assurance Corporation, a company offering financial solutions to owners of contaminated real estate. Mr. Hildebrand served as the President and a director of Resource Finance Group, Ltd., a public Colorado corporation engaged in the business of acquiring revenue interest in producing mines in selected developing countries in exchange for mining and processing equipment and training provided by Resource Finance Group, Ltd., from August 1991 until that company merged, in April 1993, with Onyx Systems, Ltd. In November 1996 Mr. Hildebrand served as a consultant to Mr. Glen Gamble and Victory Minerals S.A. (Pty) Limited to assist Plateau Resources (Pty) Limited. and Vanmag Exploration (Pty) Limited. He has accepted a directorship with Zebediela Platinum (Pty) Limited, another South African mineral exploration corporation. Mr. Hildebrand received his Geological Engineering Degree from the Colorado School of Mines in 1954. He has been a registered Colorado Professional Engineer since 1958.

DAVID S. JENNINGS – PhD - Director

                  Dr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University.

                  Dr. Jennings is, or has been within the past years, an officer and/or director of the following public companies: Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); Great Basin Gold Ltd., Director (June 2001 to present); Quartz Mountain Resources Ltd., President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); B.A.S.M. Resources Corp., Director (June 1994 to January 16, 1998); Cornucopia Resources Ltd., Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1998 to February 2001); Taseko Mines Limited, Director (November 4, 1998 to February 2001); and Zim-Gold Resources Ltd., Director (April 1995 to January 16, 1998).

WALTER T. SEGSWORTH, P.Eng. – Director

                  Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth's tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

                  Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies: Cumberland Resources, Director (May 2002-present); Expatriate Resources Ltd., Director (February 2001-present); Great Basin Gold Ltd., Director (January 2003-present); Homestake Mining Company, President, COO (April 1999 - February 2002), Director (February 2001-December 2001); Homestake Canada, Inc., President, CEO, and Director (April 1998-April 1999); Newhawk Gold Mines Ltd., Director (April 1998-September 1999); Novagold Resources Inc., Director (May 2002-November 2002); Prime Resources Group Inc., President, CEO and Director (April 1998-December 1998); UEX Corporation, Director (March 2002-Present); Westmin Resources Ltd., President, CEO and Director (May 1990-January 1998).

                  Anooraq does not have an executive committee of its directors. Anooraq does have an audit committee, the members of which at the date hereof are Messrs. Segsworth, Gamble and Hildebrand, all of whom are considered "independent".

Executive Compensation

                  As used in this Circular, "Named Executive Officers" or "NEOs" means (i) each individual who served as chief executive officer or chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year of the Company, and (ii) each of the Company's three (3) most highly compensated executive officers, other than the chief executive officer and chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus for the year exceeded $150,000. In addition, disclosure is also required for any other individuals whose total salary and bonus during the most recently completed financial year exceeded $150,000 whether or not they were an officer of the Company at the end of the most recently completed financial year.

                  Anooraq's Named Executive Officers do not serve Anooraq on a full time basis given that the nature of Anooraq's resource property exploration and development business is such that most of its requirements for management services are satisfied by Anooraq engaging third-party mineral exploration and development contractors.

                  During Anooraq's financial year ended October 31, 2003, the aggregate cash compensation paid or payable by Anooraq to its directors and senior officers by Anooraq and its subsidiaries, all of whose financial statements are consolidated with those of Anooraq, was $251,737.

                  The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years.

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long- Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2003 2002 2001	62,336 62,663 18,432	Nil 120,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2003 2002 2001	51,258 43,768 18,432	Nil 60,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David J. Copeland Director	2003 2002 2001	56,548 103,175 53,703	Nil 60,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

                  The following table provides a summary of compensation earned by Named Executive Officers during the period November 1, 2003 to July 29, 2004.

NEO Name and Principal Position	Annual Compensation			Long- Term Compensation			All Other Compensation ($)
				Awards		Payouts
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($ )	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)
Ronald W. Thiessen Jeffrey R. Mason David J. Copeland	46,048 34,225 70,171	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

                  Long-Term Incentive Plans Awards

                  As used in this Circular, "long term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right or plans for compensation through shares or units that are subject to restrictions on resale. The

Company did not award any LTIPs to any Named Executive Officer during the financial year ended October 31, 2003.

                  Options and SARs

                  As used in this Circular, "stock appreciation rights" or "SARs" means a right granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities. The Company did not issue any SARs to any Named Executive Officer during the most recently completed financial year.

                  As used in this Circular, "options" includes all options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to a NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

                  The Company's Stock Option Plan provides that options may be granted to certain persons providing services to the Company, ncluding directors, officers and employees. For additional details concerning the Company's Stock Option Plan see "General Information Concerning Anooraq – Stock Option Plan".

                  The following table provides information relating to options granted to Named Executive Officers during the financial year ended October 31, 2003.

Option Grants During the Financial Year Ended October 31, 2003

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Thiessen	96,000	3.4%	$0.48	$0.48	Dec 20, 2004
R. Thiessen	120,000	4.2%	$2.00	$2.00	Oct 29, 2005
J. Mason	96,000	3.4%	$0.48	$0.48	Dec 20, 2004
J. Mason	120,000	4.2%	$2.00	$2.00	Oct 29, 2005
D. Copeland	96,000	3.4%	$0.48	$0.48	Dec 20, 2004
D. Copeland	120,000	4.2%	$2.00	$2.00	Oct 29, 2005

                  The following table provides information relating to options granted to Named Executive Officers during the period November 1, 2003 to July 29, 2004

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Thiessen	Nil	Nil	N/A	N/A	N/A
J. Mason	Nil	Nil	N/A	N/A	N/A
D. Copeland	Nil	Nil	N/A	N/A	N/A

                  The following table provides information relating to options exercised by Named Executive Officers during the financial year ended October 31, 2003 and the value of unexercised options of Named Executive Officers as at October 31, 2003.

Aggregate Option Exercises During the Financial Year
Ended October 31, 2003 and Financial Year-End Option Values

				Value of Unexercised
			Unexercised	in-the-Money
			Options/SARs at FY-	Options/SARs at FY-
	Securities Acquired on	Aggregate Value	End (#)	End ($)
	Exercise	Realized	Exercisable /	Exercisable /
Name	(#)	($)	Unexercisable	Unexercisable
R. Thiessen	100,000	47,000	466,000 / 0	$435,920 / $0
J. Mason	100,000	47,000	466,000 / 0	$435,920 / $0
D. Copeland	100,000	47,000	466,000 / 0	$435,920 / $0

                  The following table provides information relating to options exercised by Named Executive Officers during the period November 1, 2003 to July 29, 2004 and the value of unexercised options of Named Executive Officers as at July 29, 2004.

Value of Unexercised
			Unexercised	in-the-Money
			Options/SARs at FY-	Options/SARs at FY-
	Securities Acquired on	Aggregate Value	End (#)	End ($)
	Exercise	Realized	Exercisable /	Exercisable /
Name	(#)	($)	Unexercisable	Unexercisable
R. Thiessen	Nil	Nil	466,000 / 0	$345,960 / $0
J. Mason	Nil	Nil	466,000 / 0	$345,960 / $0
D. Copeland	Nil	Nil	466,000 / 0	$345,960 / $0

                  There were no downward repricings of any options held by any NEO during the financial year ended October 31, 2003.

                  Defined Benefit or Actuarial Plans

                  The Company does not have any defined benefit or actuarial plans in place.

                  Termination of Employment or Change in Control

                  As at October 31, 2003, neither the Company nor any subsidiary of the Company had any employment contracts with any Named Executive Officer, and neither the Company nor any subsidiary of the Company had any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company or any subsidiary of the Company, including periodic payment or instalments, in the event of resignation, retirement or any other termination of the Named Executive Officer's employment with the Company or any of its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control.

                  Composition of the Compensation Committee

                  The Board of Directors does not have a Compensation Committee and this role remains with the full Board of Directors.

                  Report on Executive Compensation

                  This report on executive compensation has been prepared by the Board of Directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

                  The Company's Human Resource Director tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company's executives.

                  As the Officers of the Company do not serve the Company solely on a full-time basis, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

                  Philosophy and Objectives

                  The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

                  In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its Stock Option Plan.

                  Base Salary

                  In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparable revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

                  Cash Incentive Compensation

                  The Company's primary objective is to aim to achieve certain strategic objectives and milestones. The Board approves executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. In the financial year ended October 31, 2003, no bonuses were paid to senior executives of the Company.

                  Equity Participation

                  The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's Stock Option Plan. For additional details concerning the Company's Stock Option Plan see "General Information Concerning Anooraq – Stock Option Plan". Stock options are granted to senior executives taking into account a number of factors, including the amount and term of outstanding options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest immediately.

                  Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

                  Compensation of the Chief Executive Officer

                  The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

                  Annually, the Board reviews the grants of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders. During the financial year ended October 31, 2003, stock options to purchase an additional 216,000 Anooraq Shares were granted to the Chief Executive Officer.

                  Performance Graph

(1)	On November 26, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the Canadian Venture Exchange and the VSE Composite Index was discontinued.

(2)	On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

(3)	On December 7, 2001 the CDNS Main index was discontinued and the TSC Venture Composite Index was established on December 10, 2001.

                  Compensation of Directors

                  Except as set out herein, neither the Company nor any of its subsidiaries has any arrangements under which directors of the Company are or have been compensated for their services as directors of the Company or its subsidiaries or as consultants or experts during the financial year ended October 31, 2003.

                  On December 11, 2002, an aggregate of 672,000 (96,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $0.48 per share. The options expire on December 20, 2004. The shares traded at a high of $0.56 per share and a low of $0.43 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Stock Option Plan. For additional details concerning the Company's Stock Option Plan see "General Information Concerning Anooraq – Stock Option Plan".

                  On October 29, 2003, an aggregate of 840,000 (120,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $2.00 per share. The options expire on October 21, 2005. The shares traded at a high of $1.86 per share and a low of $0.85 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Stock Option Plan.

                  Commencing October 1, 2003, each director of the Company is paid an annual director's fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee receives $2,400 ($600 paid quarterly) for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended.

                  Others

                  Other than the foregoing, the aggregate value of other compensation (including benefits) paid by Anooraq and its subsidiaries to executive officers of Anooraq did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial period ended October 31, 2003.

Stock Option Plan

                  In order to provide incentive to directors, officers, employees, management and others who provide services to Anooraq to act in the best interests of Anooraq, Anooraq has adopted a Share Incentive Plan (the "Stock

Option Plan"). The Stock Option Plan was originally approved by shareholders at Anooraq's annual general meeting held on April 21, 1998, a resolution increasing the number of shares available for issuance under the Plan was approved by Shareholders on April 23, 2003 and a further resolution authorizing the number of shares available for issuance under the Plan was approved by the Shareholders on May 21, 2004. Under the Stock Option Plan, which is dated for reference May 21, 2004, a total of 10,800,000 Anooraq Shares are reserved for share incentive options to be granted at the discretion of Anooraq's Board of Directors to eligible optionees (the "Optionees"). As of July 29, 2004, an aggregate of 10,800,000 share incentive options are available under the Plan of which 4,916,000 options were outstanding, 2,340,800 options had been exercised, and 3,543,200 share incentive options remain available for issuance to future Optionees.

                  Material Terms of the Stock Option Plan

                  Eligible Optionees

                  Under the policies of the TSXV, to be eligible for the issuance of a stock option under the Stock Option Plan an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to Anooraq or its subsidiary at the time the option is granted.

                  Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSXV.

                  Material Terms of the Plan

                  The following is a summary of the material terms of the Stock Option Plan

(a)	all options granted under the Stock Option Plan are non -assignable and non -transferable and are up to a period of 5 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), Anooraq is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Anooraq or of any of its subsidiaries;

(c)
Anooraq has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non -employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSXV on the day prior to the date of the grant of the option less the applicable discount according to TSXV policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and

(d)
the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for Anooraq Shares as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV of up to 25% (depending on the price at the time of grant).

                  Disinterested Shareholder Approval

                  As used in this Circular, "Disinterested shareholder approval" or "DSA" means the approval by a majority of the votes cast by all shareholders of Anooraq at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Anooraq (generally officers and directors) to whom the DSA Options have been granted under the Stock Option Plan and Associates of those Insiders.

                  Anooraq obtained disinterested shareholders approval of the Stock Option Plan at the Company's annual general meeting held on April 23, 2002 and therefore under TSXV Policy: (i) the number of options granted to Insiders of Anooraq may exceed 10% of Anooraq's outstanding listed shares; (ii) the aggregate number of options granted to Insiders of Anooraq within a one year period may exceed 10% of Anooraq's outstanding listed shares; and (iii) the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of Anooraq's outstanding listed shares, but always subject to the aggregate limit of10,800,000 shares.

                  As at July 29, 2004, an aggregate of 4,916,000 Anooraq Shares have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

			Exercise	Number of
OptionholderStatus	Date of Grant	Expiry Date	Price	Shares

Directors and Officers of the Company	October 29,2003	October 21, 2005	$2.00	840,000
and its Subsidiaries	July 31, 2002	October 29, 2004	$0.84	1,550,000
	December 11, 2002	December 20, 2004	$0.48	576,000
				2,966,000

Employees and Consultants	July 31, 2002	October 29, 2004	$0.84	150,000
	December 11, 2002	December 20, 2004	$0.48	30,000
	July 9, 2003	July 29, 2005	$0.60	50,000
	September 5, 2003	September 8, 2005	$0.85	100,000
	September 30, 2003	September 30, 2005	$0.85	50,000
	October 29, 2003	October 21, 2005	$2.00	672,000
	November 25, 2003	October 21, 2005	$2.00	73,000
	May 26, 2004	October 26, 2006	$1.95	590,000
	June 10, 2004	October 26, 2006	$2.00	35,000
	July 27, 2004	October 26, 2006	$1.64	200,000
				1,950,000
				4,916,000

                  In fiscal 2003, 1,206,000 options were exercised with proceeds of $720,090 at an average price of $0.60 per share.

Equity Compensation Plan Information

                  The following table provides additional information regarding the Company's Stock Option Plan as of July 29, 2004.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,916,000 Anooraq Shares	$1.34	3,543,200 Anooraq Shares
Equity compensation plans not approved by securityholders	Nil	$Nil	Nil
Total	4,916,000 Anooraq Shares (1)	$1.34	3,543,200 Anooraq Shares

Directors' and Officers ' Liability Insurance

                  Under the existing policy of insurance, the Company is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers. The directors and officers of the Company as individuals are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides a maximum coverage in any one policy year of $10 million (which was $2 million in the policy year expiring August 1, 2004, but was renewed with a maximum coverage of $10 million for the policy year commencing August 2, 2004) in annual claims (subject to a deductible of $250,000 or $150,000 per claim depending on the nature of the claim) payable by the Company. The premiums for the policy are not allocated between directors and officers as separate groups.

Employees

                  As at July 29, 2004, Anooraq had no employees, and contracted staff on an as -need ed basis. Anooraq's functions are primarily administered through HDI.

Prior Sales

                  For information concerning prior sales of Anooraq Shares within the last twelve (12) months prior to the date of this Circular see "Business of Anooraq After Closing – Description of Anooraq Share Capital".

Price Range and Trading Volume of Anooraq Shares

                  The Anooraq Shares are listed and posted for trading in Canada on the TSXV (symbol-A RQ). In the United States, Anooraq Shares traded on the OTCBB, until March 12, 2004 under the symbol ARQRF. Commencing March 15, 2004, Anooraq Shares commenced trading in the United States on the American Stock Exchange (the "AMEX" ) under the symbol ANO. The following table sets out the historical high and low prices for trades and the volume of trading of the Anooraq Shares as reported by such exchanges for the periods indicated.

					OTCBB, to March 12, 2004
		TSXV			AMEX, from March 15, 2004
		High	Low		High	Low
		($)	($)	Volume	($)	($)	Volume
2003
	January	0.66	0.54	757,331	0.43	0.17	707,700
	February	0.75	0.54	1,809,485	0.50	0.36	933,500
	March	0.68	0.54	604,808	0.47	0.35	844,400
	April	0.60	0.53	423,300	0.43	0.36	192,200
	May	0.55	0.46	1,492,407	0.37	0.32	407,000
	June	0.63	0.40	1,448,200	0.47	0.29	953,400
	July	0.74	0.57	2,091,088	0.53	0.41	718,800
	August	0.90	0.66	2,607,228	0.65	0.46	926,300
	September	0.98	0.78	2,401,726	0.73	0.57	2,094,300
	October	2.20	0.85	10,072,350	1.65	0.62	3,638,600
	November	2.75	1.60	7,917,777	2.13	1.23	5,424,706
	December	2.47	1.98	6,316,379	1.91	1.45	3,292,463

2004
	January (to January 21) (1)	4.18	2.18	7,281,758	3.18	1.67	5,168,439
	February	3.30	2.41	3,203,029	2.51	1.83	1,974,125
	March	3.50	3.61	5,199,927	2.68	2.11	2,350,590
	April	3.30	1.63	5,717,248	2.68	1.19	3,138,234
	May	2.48	1.55	3,149,227	1.75	1.11	1,571,900
	June	2.70	1.85	3,650,136	2.00	1.44	1,978,200

_____________

Notes:

(1)	Trading in the Anooraq Shares was halted by TSXV before the opening of business on January 21, 2004 following the announcement by Anooraq of the entering into of the Share Exchange Agreement.

Indebtedness of Directors and Executive Officers

                  No executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries, proposed nominee for election as a director, nor any associate of any such person is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries or has or had any indebtedness to another entity which is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

                  As used in this Circular, "Informed Person" means a director of executive officer of the Company, a director or executive officer of a person or company that is itself an Informed Person or subsidiary of the Company, any person or company who beneficially owns, directly or indirectly, more than 10% of the outstanding common shares of the Company (other than common shares held by the person or company as underwriter in the course of a distribution), and, if the Company purchases, redeems or otherwise acquires any of its securities, the Company for so long as it holds any of its securities that it has purchased.

                  Except as discussed elsewhere in this Circular, to the knowledge of management no Informed Persons of the Company, no proposed director of the Company nor any associate or affiliate of any such person has or had any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

                  Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

                  During the financial year ended October 31, 2003, the Company paid $56,548 to a private company controlled by a director, David J. Copeland, for engineering and project management services provided to the Company at market rates.

Interest of Certain Persons or Companies in Matters to be Acted Upon

                  Except as discussed elsewhere in this Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company nor any associate or affiliate of any of the foregoing persons has any material interest, director or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Dividend Record and Policy

                  Anooraq has not paid any dividends on its outstanding Anooraq Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its Projects.

Non Arm's Length Party Transactions

                  In the five preceding financial years prior to the date hereof, Anooraq has not acquired assets or procured services from any insider, promoter or member of management, or their respective associates or affiliates.

                  Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine publicly traded exploration companies (one of which is Anooraq) and is managed by persons, the majority of whom are also directors of the

Company. HDI is one of the largest independent mining exploration groups in North America and as of July 29, 2004, employs or retains on a substantially full-time basis, twenty-seven geoscientists (of which nine are professional geologists/PGeo, and seven are geological engineers/PEng and two are PhD's), six licensed professional mining, mechanical or civil engineers (PEng), three environmental specialists (one is a P.Ag and one is a P.Eng.) seven accountants (including four CA's, one CGA, and one CMA) and twenty-three adminis trative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, and Yukon) and internationally in Brazil, Chile, the United States, Mexico, China and South Africa. HDI allocates the cost of staff input into projects, such as the Platreef Project and the Drenthe-Overysel Project, based on the time records of the personnel involved. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company's management to be competitive with arm's -length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI's services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled upon 30 days' notice.

                  Geological Management and Administration Services Agreement dated for reference the 31st day of December, 1996 pursuant to which HDI provides geological, corporate development management and administrative services to, and incurs third-party costs on behalf of, Anooraq on a full cost recovery basis believed by Anooraq's management to be at a cost that is competitive with arm's length suppliers. During the financial year ended October 31, 2003 Anooraq and its subsidiaries and affiliates were invoiced $1,310,480 for services pursuant to this Agreement and reimbursement of third party costs by HDI. In the second quarter of fiscal 2004, the Company incurred costs of $326,792 from HDI, as compared to $59,285 in the previous quarter.

                  During the year ended October 31, 2003, the Company paid $56,548 CEC Engineering Ltd, a private company owned by a director, David Copeland, for engineering and project management services rendered during the year at market rates. During the six month period ended April 30, 2004, the Company paid $48,080 to a private company owned by David Copeland, a director, for engineering and project management services at market rates.

Material Contracts

                  Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Anooraq in the last two years which can reasonably be regarded as presently material to Anooraq are the following:

1.	the Share Exchange Agreement, as described under the heading "The Acquisition - Description of the Share Exchange Agreement";

2.	the Shareholders Agreement, as described under the heading "The Acquisition - Description of the Shareholders Agreement";

3.	the Stock Option Plan, as described under the heading "General Information Concerning Anooraq – Stock Option Plan";

4.	Sale and Assignment Agreement dated for reference the 18th day of October, 1999 related to the Platreef Project. See "Business of Anooraq After Closing – The Platreef Project";

5.	Geological Management and Administration Services Agreeme nt dated for reference December 31, 1996. See "General Information Concerning Anooraq – Non Arm's Length Party Transactions";

6.	Earn -in Agreement dated June 29, 2001 with African Minerals Ltd. related to the Reitfontein 2KS property;

7.	Joint Venture Agreement dated November 26, 2003 with Potgietersrust Platinums Limited (a subsidiary of Anglo Platinum) related to exploration and development of the Drenthe -Overysel properties; and

8.
Joint Venture Agreement dated April 19, 2004 with Rustenburg Platinum Mines Limited (a subsidiary of Anglo Platinum) related to the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms ("Thusong"), which are located on the western limb of the Bushveld Complex.

                  Copies of these agreements will be available for inspection at the registered office of Anooraq during ordinary business hours prior to the date of the Meeting and for a period of thirty (30) days thereafter.

Auditors

                  The auditors of the Company are currently KPMG LLP ("KPMG"), Chartered Accountants. KPMG were first appointed auditors of the Company on May 21, 2004. Prior to May 21, 2004, De Visser Gray Chartered Accountants were the auditors of the Company. De Visser Gray were the auditors of the Company since February 1997.

Registrar and Transfer Agent

                  Computershare Trust Company of Canada is the transfer agent and registrar for Anooraq.

Legal Proceedings

                  Anooraq is not involved in any outstanding litigation or legal proceedings and to the knowledge of the management of Anooraq, no material legal proceedings involving Anooraq or its subsidiaries are contemplated.

Relationship Between Anooraq and Professional Persons

                  In this Circular, "professional person" means any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist.

                  Except for Dr. Keith Roberts (see "Mineral Properties – The Platreef Project – Purchase of South African Subsidiary"), to the knowledge of management of Anooraq, as of the date hereof, no professional person nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of Anooraq or Pelawan or of an associate or affiliate of either of them, and no professional person is expected to be elected, appointed or employed as a director, senior officer or employee of Anooraq or Pelawan or of an associate or affiliate of either of them, or is a promoter of either Anooraq or Pelawan or of an associate or affiliate of either such entity.

Additional Information

                  Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may contact the Company at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Telephone: 604-684-6365, Fax: 604-684-8092, Attention: Investor Relations, to request copies of the Company's financial statements and MD&A. As used in this Circular, "MD&A" means a completed Form 51-102F1 Management's Discussion & Analysis.

FEES AND EXPENSES

                  Costs of the Transaction, including expenses incurred by Anooraq and Pelawan in respect of legal, accounting, professional advisory fees, valuator fees, transfer agent, printing and stock exchange listing fees are estimated to be $400,000 in the aggregate.

INVESTOR RELATIONS ARRANGEMENTS

                  Neither Anooraq nor Pelawan has entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Anooraq or Pelawan or their securities.

APPROVAL AND CERTIFICATE OF ANOORAQ RESOURCES CORPORATION

                  The contents and sending of this Circular have been approved by the directors of Anooraq.

                  Where information contained in this Circular rests particularly within the knowledge of a person other than Anooraq, Anooraq has relied upon information furnished by such person.

                  The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Anooraq assuming completion of the Acquisition.

                  DATED this 11th day of August, 2004.

(signed)	"Ronald W. Thiessen"	(signed)	"Jeffrey R. Mason"
	Chief Executive Officer		Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS
OF ANOORAQ RESOURCES CORPORATION

(signed)	"David J. Copeland	(signed)	"David S. Jennings
	Director		Director

CERTIFICATE OF PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

                  The foregoing as it relates to Pelawan constitutes full, true and plain disclosure of all material facts relating to the securities of Pelawan.

                  DATED this 11th day of August, 2004.

(signed)	"A.H.C. Harold Motaung" Chief Executive Officer

ON BEHALF OF THE BOARD OF DIRECTORS
OF PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

(signed)	"Innocent Khati-Mathonsi"	(signed)	"Sifiso Ngema"
	Director		Director

CERTIFICATE OF SPONSOR

                  To the best of our knowledge and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Anooraq Resources Corporation assuming completion of the Acquisition as described in the foregoing.

                  DATED at Vancouver, British Columbia, Canada this 11th day of August, 2004.

(Signed) "BMO Nesbitt Burns Inc."

CERTIFICATE OF CONSENT (M. SPERINCK)

We refer to the technical report (the "Report") dated December 24, 2003 which we prepared for Anooraq Resources Corporation ("Anooraq") for the purpose of the proposed acquisition referenced in the management information circular (the "Circular") of Anooraq dated August 11, 2004. We have read the Circular and have no reason to believe that there are any misrepresentations contained in the Circular which are derived from our Report, or of which we are otherwise aware.

We consent to the filing of the Report with all provincial regulatory authorities and the inclusion of a summary of the Report in the Circular.

DATED at Perth, this 10th day of August, 2004.

(Signed) "M. Sperinck"
Manager, Technical Services

CONSENT OF DEON VAN DER HEEVER

We refer to the technical report (the "Report") dated July 15, 2003 which we prepared for Anooraq Resources Corporation ("Anooraq") for the purpose of the proposed acquisition referenced in the management information circular (the "Circular") of Anooraq dated August 11, 2004. We have read the Circular and have no reason to believe that there are any misrepresentations contained in the Circular which are derived from our Report, or of which we are otherwise aware.

We consent to the filing of the Report with all provincial regulatory authorities and the inclusion of a summary of the Report in the Circular.

DATED at Potchefstroom, RSA, this 11th day of August, 2004.

(Signed) "Deon van der Heever"

CERTIFICATE OF AUTHOR (K. ROBERTS)

I refer to the technical report (the "Report") dated March, 2004 which I prepared for Anooraq Resources Corporation ("Anooraq") for the purpose of the proposed acquisition referenced in the management information circular (the "Circular") of Anooraq dated August 11, 2004. I have read the Circular and have no reas on to believe that there are any misrepresentations contained in the Circular which are derived from my Report, or of which I am otherwise aware.

I consent to the filing of the Report with all provincial regulatory authorities and the inclusion of a summary of the Report in the Circular.

DATED at Courtenay, BC, this 11th day of August, 2004.

(Signed) "Keith Roberts"

CERTIFICATE OF EUGENE H SIEPKER

We refer to the Technical Report on the Ga -Phasha Platinum Metals Project, Eastern Limb, Bushveld, Limpopo Province (the "Report") dated February 23, 2004 (the "Report") which we prepared for Anooraq Resources Corporation ("Anooraq") for the purpose of the proposed acquisition referenced in the management information circular (the "Circular") of Anooraq dated August 11, 2004. We have read the Circular and have no reason to believe that there are any misrepresentations contained in the Circular which are derived from our Report, or of which we are otherwise aware.

We consent to the filing of the Report with all provincial regulatory authorities and the inclusion of a summary of the Report in the Circular.

DATED at Johannesburg, this 11th day of August, 2004.

(Signed) "Eugene H Siepker"

CONSENT OF VALUATOR

                  TO: The Directors of Anooraq Resources Corporation ("Anooraq")

                  I refer to the fairness opinion (the "Fairness Opinion") dated July 31, 2004, which I prepared for Anooraq for the purpose of the proposed acquisition referenced in the management information circular (the "Circular") of Anooraq dated August 11, 2004. I have read the Circular and have no reason to believe that there are any misrepresentations contained in the Circular which are derived from my Fairness Opinion, or of which I am otherwise aware. I consent to the filing of the Fairness Opinion with all provincial regulatory authorities and the inclusion of a summary of the Fairness Opinion in the Circular.

                  DATED at Christina Lake, British Columbia, Canada this 11th day of August, 2004.

(Signed) "Ross Glanville"
Ross Glanville, B.A. Sc., P.Eng. MBA, CAMV
Ross Glanville & Associates Ltd.

A-1

SCHEDULE A RESOLUTIONS

ACQUISITION RESOLUTION

WHEREAS:

A.
The Company has entered into a share exchange agreement with Pelawan Investments (Proprietary) Limited ("Pelawan") made as of January 21, 2004 pursuant to which the Company has agreed to acquire (the "Acquisition") from Pelawan a 50% participation interest in the Ga -Phasha Platinum Group Metals Project located on the Eastern Limb of the Bushveld Complex in South Africa, together with 50% of the issued and outstanding common shares of Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa.

B.	The Acquisition is more fully described in the Company's Information Circular dated as of August 11, 2004.

BE IT RESOLVED AS ORDINARY RESOLUTIONS THAT:

1.	The Acquisition is hereby approved and authorized.

2.
Two directors of the Comp any, acting together, or the Secretary of the Company, acting alone, are authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such directors' or officer's opinion may be necessary or desirable to complete the Acquisition hereby approved and authorized.

ELECTION OF NEW DIRECTORS

WHEREAS:

A.
Following the closing of the Acquisition the board of directors of the Company will be comprised of an equal number of persons who are officers or directors of Pelawan and persons who are officers or directors of Hunter Dickinson Inc.

B.
Five new directors will replace five current directors on the board of directors of the Company for the period beginning on the closing date of the Acquisition and ending at the conclusion of the next annual general meeting of the Company.

C.	The intended composition of the board of directors of the Company following the closing of the Acquisition is more fully described in the Company's Information Circular dated as of August 11, 2004.

D.
Tumelo M. Motsisi, A.H.C. Harold Motaung, Rizelle M. Sampson, Popo S. Molefe and Sipho Nkosi have consented in writing to act as directors of the Company for the period beginning on the closing date of the Acquisition and ending at the conclusion of the next annual general meeting of the Company.

BE IT RESOLVED AS ORDINARY RESOLUTIONS THAT:

9.	that Tumelo M. Motsisi, A.H.C. Harold Motaung, Rizelle M. Sampson, Popo S. Molefe and Sipho Nkosi are elected directors to hold office for the period beginning on the closing date of the Acquisition and ending at the conclusion of the next annual general meeting of the Company or until such person or persons otherwise cease to be a director in accordance with the Business Corporations Act (British Columbia).

SCHEDULE B
FAIRNESS OPINION

A FAIRNESS OPINION

REGARDING THE PROPOSED ISSUANCE

OF 91.2 MILLION SHARES OF

ANOORAQ RESOURCES CORPORATION

IN EXCHANGE FOR A 50% INTEREST IN

MICAWBER 277 (PROPRIETARY) LIMITED

July 31, 2004

PREPARED BY:	ROSS GLANVILLE & ASSOCIATES LTD.
7513 PANDORA DRIVE, BURNABY, B.C.
CANADA, V5A 3W1 604- 291 -6731
glanville@telus.net

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY

2.0	INTRODUCTION AND TERMS OF REFERENCE

	2.1	ENGAGEMENT TERMS

	2.2	CREDENTIALS OF GLANVILLE

	2.3	SCOPE OF REVIEW

	2.4	KEY ASSUMPTIONS AND LIMITATIONS

	2.5	COMPLIANCE WITH CIMVAL STANDARDS

3.0	AGREEMENT BETWEEN ANOORAQ AND PELAWAN

4.0	MINING ENVIRONMENT IN SOUTH AFRICA

	4.1	MINERAL DEVELOPMENT ACT

	4.2	CHARTER AND SCORECARD

	4.3	MINERAL AND PETROLEUM BILL

	4.4	IMPACT OF THE NEW MINING REGIME

5.0	THE BUSHVELD COMPLEX

6.0	GAPHASHA PROJECT

	6.1	OVERVIEW

	6.2	OWNERSHIP

	6.3	LOCATION/ACCESS/INFRASTRUCTURE

	6.4	HISTORY

	6.5	PROJECT AREA / REEFS

	6.6	GEOLOGY/MINERALIZATION

	6.7	DRILLING

	6.8	RESOURCE CALCULATIONS / METHODOLOGY

	6.9	RESOURCES

	6.10	METALLURGICAL TESTING

	6.11	ANGLO PLATINUM PRE- FEASIBILITY STUDY

	6.12	ADJACENT PROPERTIES

7.0	DEMAND FOR PGMs

8.0	PGM PRICES

9.0	VALUATION OF MINERAL PROPERTIES

	9.1	OVERVIEW OF VALUATION CONSIDERATIONS

	9.2	GENERAL METHODS OF VALUATION

10.0	VALUATION METHODS APPLICABLE TO GAPHASHA

	10.1	COMPARABLE PGM TRANSACTIONS

	10.2	RELATIVE VALUES OF ANOORAQ AND MICAWBER

	10.3	COMPARABLE GOLD TRANSACTIONS

11.0	VALUATION SUMMARY

12.0	DEFINITION OF FAIRNESS

13.0	FAIRNESS CONSIDERATIONS

14.0	FAIRNESS OPINION

15.0	CERTIFICATE OF GLANVILLE

1.0 EXECUTIVE SUMMARY

Ross Glanville & Associates Ltd. (" Glanville") has been retained by the Board of Directors of Anooraq Resources Corporation ("Anooraq") to determine the fairness to the shareholders of Anooraq of the proposed issuance of shares of Anooraq in exchange for the 50% interest held by Pelawan Investments (Proprietary) Limited ("Pelawan") in the GaPhasha Project. In order to provide the Fairness Opinion, Glanville estimated the net asset values of each of the Anooraq and Micawber and determined relative net asset values per share, among other things. The net asset values were calculated utilizing the Fair Market Values of the individual assets and liabilities of each company. For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

Under an agreement between Anooraq and Pelawan, dated January 21, 2004 (the "Pelawan Agreement"), Anooraq will acquire Pelawan's 50% interest in Micawber (Pty) Limited ("Micawber") in return for 91.2 million common shares of Anooraq (the "Consideration Shares") and cash of about Cdn$2.0 million. Micawber, which owns 100% of the GaPhasha Project, is a private company presently owned 50% by a trust on behalf of Pelawan and 50% by Rustenburg Platinum Mines Limited ("Rustenburg"). Rustenburg is owned 100% by Anglo American Platinum Corporation (listed on the JSE Securities Exchange), which in turn is partly owned by Anglo American plc (listed on the London Stock Exchange).

Anooraq is a natural resources company engaged in the investigation, acquisition, evaluation, exploration and development of mineral properties. Its common shares are listed for trading (the trading symbol is ARQ) on the TSX Venture Exchange, and they also trade on AMEX (symbol ANO) and formerly traded via the OTC.BB (symbol ARQRF). As at July 31, 2004, there were just over 54.5 million shares issued (and almost 64.9 million fully diluted), with the 2004 trading price in the range of C$1.55 to $4.18 per share. The closing price immediately prior to the announcement of the proposed acquisition of a 50% interest in Micawber was $2.70 per share. The major mineral property interests of Anooraq consist of its 100%-owned Drenthe PGM deposit and its 50% interest in the Reitfontein PGM Project (both located on the North Limb of the Bushveld Complex in South Africa). Other assets include working capital, a TSX Venture Exchange Listing, and income tax pools. Additional cash would be generated upon the exercise of options and/or warrants.

The GaPhasha Project consists of a large PGM deposit on the Eastern Limb of the Bushveld Complex in South Africa. GaPhasha is immediately adjacent to Anglo Platinum's Twickenham-Hackney property, where a feasibility study has been approved, and site infrastructure is being developed for a PGM operation. Anglo American Platinum Corporation ("Anglo Platinum") and other operators have conducted extensive drilling at GaPhasha, where mineralization is outlined in both the UG2 and Merensky Reefs, the two main PGM -bearing horizons in the Bushveld Complex. The diluted measured plus indicated resources (based on 81 drill holes) were stated to be 65.7 million tonnes grading 6.97 g/t 4PGM (14.73 million contained ounces) in the UG2 Reef and 43.3 million tonnes grading 4.39 g/t 4PGM (6.10 million contained ounces) in the Merensky Reef. An additional 33.9 million tonnes of inferred resources grading 7.20 g/t 4PGM (7.84 million contained ounces) were estimated for the UG2 Reef, and an additional 39.8 million tonnes of inferred resources grading 4.28 g/t 4PGM (5.48 million contained ounces) were estimated for the Merensky Reef. The foregoing resources were only those calculated on the Paschaskraal and Klipfontein farms. Inferred resources were calculated for the two other farms (Avoca and De Kamp), and were estimated to be 77.6 million tonnes grading 7.05 g/t 4PGM (17.60 million contained ounces) for the UG2 Reef and 97.6 million tonnes grading 4.34 g/t 4PGM (13.64 million contained ounces) for the Merensky Reef.

Anglo Platinum prepared a detailed pre -feasibility study on the former Paschaskraal Platinum Project (as the GaPhasha Project was then known) in October 2002 (note that the study utilized measured, indicated and inferred resources and so would be considered a preliminary assessment under CSA National Insturment 43-101). That study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham farm, namely down dip semi-mechanized reef mining and access by twin shaft declines. Ore from Paschaskraal was to be treated at the neighbouring Twickenham concentrator. The project yielded an internal rate of return (IRR) of 17 percent (at lower weighted average metal prices than present prices). Anglo Platinum concluded the project was an attractive investment

In order to determine a reasonable value for 50% of GaPhasha, Glanville considered several different valuation methods, but determined that those set out in the following table were the most appropriate in the circumstances.

The resulting valuations (rounded to the nearest million dollars due to the lack of precision of any one valuation method for non-producing mineral projects) are also set out in the table:

VALUATION METHOD	INDICATED VALUES FOR 50%

COMPARABLE PGM TRANSACTIONS:	$287 million

RELATIVE VALUES:	$336 million

COMPARABLE GOLD TRANSACTIONS:	$323 million

Based on the foregoing, it is Glanville 's opinion that the Fair Market Value of 50% of GaPhasha is at least $300 million. Since Pelawan holds (or will, at the closing of the transaction, hold) a 50% interest in Micawber (which in turn owns 100% of the mineral tenure in relation to GaPhasha) and a 50% participation interest in the GaPhasha Project, and Glanville has been informed that there are no other material net assets/liabilities of Micawber, the 50% interest in Micawber and the GaPhasha Project would be worth a minimum of $300 million.

As a result of the foregoing analysis, the difficulty in determining precise values for exploration projects, and other considerations as set out in the following paragraph, it is Glanville's opinion that the proposed issuance of 91.2 million shares of Anooraq (which would have a deemed value of $246 million based on the closing price of $2.70 per share immediately prior to the announcement of the proposed acquisition ) for Pelawan's 50% shareholding in Micawber is fair and reasonable, from a financial point of view, to the shareholders of Anooraq. However, Glanville expresses no opinion as to the expected trading price of the shares of Anooraq if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Anooraq.

In addition to the valuation calculations, Glanville considered a number of other factors, some of which are summarized below:

-
the fact that most of the shares of Anooraq to be issued to Pelawan will be escrowed (restricted) for a number of years (As a result, these shares would have a lower value than the free trading shares )

-	the ownership dilution implications of the transaction
-	the diversification of Anooraq by having an open pit project and an underground project
-	the fact that there are a limited number of PGM opportunities on the Bushveld Complex that are available for development
-	the opportunity for the combination of South African expertise and contacts with North American expertise and financial resources
-	the fact that GaPhasha is beneficially owned 50% by Anglo Platinum, thereby enabling Anooraq to benefit from Anglo's technical and financial expertise
-	the dilution due to additional financing by Anooraq to provide the equity funding for GaPhasha and Drenthe
-	the fact that Anooraq will have PGM projects on both the Eastern Limb and Northern Limbs of the Bushveld Complex
-
the fact that HDSA will hold 52% of the shares of Anooraq, and thereby ensure that Anooraq will qualify as a BEE company, since the HDSA shareholding will meet the test of a 26% beneficial interest (52% shareholding multiplied by the 50% interest in GaPhasha)

-	the number and exercise prices of the options and warrants of Anooraq
-	the technical and financial expertise of the proposed management and board of
-	directors of the combined company
-	the size and financial strength of the combined company
-	the potential for Anooraq to become a significant PGM producer
-	the potential synergies with the development of Drenthe
-	the large size of the resource, which could enable mining to continue for many decades

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 ENGAGEMENT TERMS

Glanville was retained by the Board of Directors of Anooraq to provide a Fairness Opinion to the shareholders of Anooraq regarding the proposed issuance of 91.2 million shares in exchange for a 50% beneficial interest in Micawber and a 50% participation interest in the GaPhasha Project. Under the terms of the engagement, Glanville will be paid a fee and will be reimbursed for his out-of-pocket expenses. The payment of the fee in connection with the engagement is not dependent upon the Fairness Opinion rendered. Glanville is an independent arm's length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in Anooraq, Pelawan, Micawber, or associated companies, nor does he expect any consideration other than the fee and expenses for the preparation of this report.

2.2 CREDENTIALS OF GLANVILLE

Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private mineral exploration and development companies, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He is also a member of the Canadian Association of Mineral Valuators.

Glanville has valued more than five hundred mining and exploration properties and/or companies in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.

2.3 SCOPE OF REVIEW

In order to prepare this valuation, Glanville carried out the following, among other things:

-	reviewed the Technical Report on the GaPhasha Platinum Group Metals Project, Eastern Limb, Bushveld Complex, by Eugene H. Siepker, M.Sc., Pr. Sci. Nat., and dated February 24, 2004
-	reviewed the Paschaskraal Platinum Mine (now called GaPhasha) Pre -Feasibility study, prepared by Anglo Platinum, dated October 25, 2003
-	studied the Share Exchange Agreement between Pelawan Investments (Proprietary) Limited and Anooraq Resources Corporation, including attached schedules
-	studied the draft (as of July 5, 2004) of the Joint Venture Agreement between Rustenburg and Pelawan relating to the GaPhasha Project, including attached schedule
-	read the GaPhasha (Paschaskraal) Platinum Project Resource Evaluation, October 2003, by Khulani GeoEnviro Consultants (Pty) Ltd.
-	reviewed the existing and proposed corporate structure related to Anooraq and Pelawan
-	reviewed the share structure of Anooraq, including options and warrants
-	obtained the current working capital of Anooraq

-	read the Anooraq Form 20- F (for the fiscal year ended October 31, 2002, with other information to March 1, 2003)
-	read reports on Anooraq by independent analysts
-	read a number of reports on the PGM industry in South Africa
-	reviewed the website of Anooraq
-	reviewed the Sedar filings of Anooraq
-	reviewed preliminary cash flow projections for GaPhasha and Drenthe
-	reviewed share trading and volume history of Anooraq
-	reviewed the NI 43-101 report on Drenthe, dated December 24, 2003
-	read the NI 43- 101 report on the Platreef PGM Project, dated June 19, 2003
-	read the Joint Venture Agreement between Plateau Resources and Potgietersrust Platinums (dated November, 2003) regarding the Drenthe/Overysel Project
-	read the Joint Venture Agreement between Anooraq and AML Reitfontein Holding Ltd., dated August 14, 2003
-	reviewed capital and operating costs for PGM mines operating on the Bushveld Complex
-	read a number of marketing reports related to the supply/demand balance and price outlooks for platinum, palladium, gold, and rhodium
-	read prior valuations that I completed on precious metal projects in various parts of the world
-	reviewed press releases by Anooraq
-	had discussions with management and members of the Board of Directors of Anooraq
-	reviewed a large number of transactions related to the purchase/sale of mining exploration and development projects
-	determined market capitalizations of companies with similar or comparable properties
-	had conversations with some of the consultants to Anooraq
-	had conversations with legal counsel for Anooraq
-	had discussions with the auditors of Anooraq
-	read technical and financial reports prepared by Anooraq
-	reviewed websites related to metal prices of PGMs
-	carried out such other reviews, calculations, analysis, research and investigations deemed appropriate

2.4 KEY ASSUMPTIONS AND LIMITATIONS

In providing this valuation opinion, Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to him by Anooraq and their consultants and representatives. He has not undertaken any specific independent verification of such information (although data was reviewed to determine its "reasonableness "), nor has he undertaken any physical inspections or appraisals of the GaPhasha, although he has visited several other platinum properties in the Bushveld area of South Africa. However, Glanville has no reason to believe that the information provided to him is not accurate or complete, and has not been denied access to any information that he requested from the management of Anooraq.

Glanville decided upon the methodologies to be utilized in this fairness opinion, and did not request or receive suggestions as to the methodologies that might have been utilized by management. Glanville has relied upon independent reports and information provided by the management of Anooraq. It should be emphasized that this is a valuation report, not a technical report; consequently, the technical aspects of the project have only been summarized in this valuation report. Please refer to the technical reports (including the NI 43-101 Report dated February 23, 2004) set out in the "Scope of Review" section of this report (as well as a number of other reports) for detailed information on geology, mining, processing, environmental compliance, and infrastructure, among other things.

Glanville reserves the right to amend or withdraw this valuation in certain circumstances, including in the event that there occurs a material change in any of the facts or representations upon which Glanville relied, or in the event that Glanville reasonably concludes that the information provided or any representation he relied upon contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this valuation untrue or inaccurate in any material respect. However, Glanville has no obligation to inform anyone of such information he becomes aware of.

2.5 COMPLIANCE WITH CIMVAL STANDARDS

Glanville has complied with the standards set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuation of Mineral Properties (" CIMVal") published in February, 2003, although such compliance is not required. According to Section 2.1 of the CIMVal Standards:

"The standards are limited to Valuation of Mineral Properties (including any interests therein), and do not cover valuation of corporations or other entities that hold Mineral Properties as assets. However, it is recommended that the Standards govern the Valuation of Mineral Properties which are included as assets in the valuation of corporations and as assets in valuations related to fairness opinions."

Glanville is a Qualified Valuator and Qualified Person as defined in S1.0 (Definitions) of the CIMVal Standards. Glanville has also relied on information provided by Mr. Eugene H. Siepker, a Qualified Person as defined in NP 43-101. Glanville is Independent, as defined in S1.0. Glanville was engaged by Anooraq to provide a Fairness Opinion, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the valuation report.

Since the Technical Report (prepared by Mr. Siepker, and dated February 23, 2004) is to be filed with this Valuation Report, much of the technical information has not been repeated in this Valuation Report (according to CIMVal, "Where a Technical Report is appended to or supports the Valuation Report, the technical information can be incorporated by reference to the Technical Report and need not be repeated in the Valuation Report."). This Fairness Opinion is dated July 31, 2004. Glanville is not aware of any previous valuations of GaPhasha within the past 24 months. This Fairness Opinion is consistent with the CIMVal Guidelines. No site visit was undertaken by Glanville (although he has been on several other PGM properties on the Bushveld Complex of South Africa) due to the fact that there is an extensive data base of technical and financial reports by independent consultants and Anglo Platinum (including a pre-feasibility study prepared less than a year and one half ago).

Glanville has set out the assumptions and input parameters in this Fairness Opinion, and believes that they are reasonable and appropriate based on industry standards. A major risk is the variability of metal prices, while other risks include diluted ore grade, metallurgical recoveries, capital and operating costs, political considerations, among others.

3.0 AGREEMENT BETWEEN ANOORAQ AND PELAWAN

Under the agreement between Anooraq and Pelawan, dated January 21, 2004 (the "Pelawan Agreement"), Anooraq will acquire Pelawan's 50% interest in Micawber 277 (Proprietary) Limited ("Mica wber") in return for 91.2 million common shares of Anooraq (the "Consideration Shares") and a ca sh contribution of about Cdn$3.4 million. Micawber, which owns 100% of the mineral tenure in relation to the GaPhasha Project, is a private company presently owned 50% by a trust on behalf of Pelawan and 50% by Rustenburg Platinum Mines Limited ("Rustenburg"). Rustenburg is owned 100% by Anglo American Platinum Corporation Limited (listed on the Johannesburg Stock Exchange), which in turn is partly owned by Anglo American plc (listed on the London Stock Exchange).

The number of Consideration Shares issued takes into account the dilutive effect of financings to be undertaken in the future to develop PGM mines at GaPhasha and Drenthe. Of the Consideration Shares, approximately 89 million shares (the "Lock-up Shareholding") will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the GaPhasha and Drenthe Projects. As part of the overall agreements in respect of the GaPhasha Project related to the terms of BEE requirements, Pelawan will (at all future times) be required to hold a certain minimum number of the Consideration Shares. Consideration Shares having an aggregate value of Cdn$9.875 million may be sold by Pelawan during the twelvemonth period subsequent to the closing, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of shares held by Pelawan at that time should represent 52% of the then fully diluted shares of Anooraq, thereby ensuring that (post-merger) Anooraq is well positioned to be a wholly constituted entity qualifying as a BEE (Black Economic Empowerment) Company. To the extent that, due to dilutive financings undertaken by Anooraq, Pelawan's shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis, Anooraq will issue such number of shares as is required to make up the deficiency. If, at the end of such twelve-month period, Pelawan holds any surplus shares, 48% of the surplus shares will be returned to the Anooraq treasury and cancelled.

The Pelawan Agreement is expected to close on or before September 30, 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

4.0 MINING ENVIRONMENT IN SOUTH AFRICA

Over the past two years, the South African mining industry (which was previously tightly controlled by the large mining houses) has undergone a series of significant changes, including the introduction of:

- the Mineral and Petroleum Resources Development Act, 2002 (the "Mineral Development Act"),

- the Broad-Based Socio-Economic Empowerment Charter (the "Charter") for the South African Mining Industry, published in draft form in October 2002, and the related check-list document released in February 2003 (the "Scorecard"), and

- the Mineral and Petroleum Bill, placed before parliament as a money bill by the Minister of Finance on March 10, 2003 (the "Money Bill") in respect of royalties to be levied by the State.

4.1 MINERAL DEVELO PMENT ACT

The Mineral Development Act was assented to by the President of South Africa on October 3, 2002, and came into effect on May 1, 2004. The principal objectives of the Mineral Development Act are set out below:

-	the country's mineral resources s hould be developed for the benefit of all South Africans,
-	the State is the custodian of the nation's mineral resources, and should have the right to exercise full and permanent sovereignty over these mineral resources,
-	the impact of past racial discrimination should be redressed
-	mining companies will contribute to the socio -economic development and social upliftment in the regions where its mining activities are located,
-	the environment must be protected
-	the "use it and keep it" principle will apply, with no expropriation

Since the development of deep underground mines commenced in the late 1800s, the South African mining industry has been dominated by large mining enterprises. The Mineral Development Act legislates the abolition of private minera l rights and replaces them with a system of state licensing based on the understanding that minerals are vested in the nation, as is the case in other established jurisdictions, such as Canada and Australia. The "use it or lose it" principles will now apply in respect of mineral rights. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights; and holders of old order mineral rights will have limited exc lusive time periods for the conversion. A period of two years will be allowed after promulgation of the Mineral Development Act to convert these "old order prospecting rights " to "new order" prospecting or mining rights. Security of tenure will thereafter by guaranteed for a period of five years with respect to prospecting rights, and 30 years with respect to mining rights. The conversion also involves giving effect to the BEE (" Black Economic Empowerment") and socio-economic objectives. In respect of established operations, security of tenure will be for 30 years, renewable for 30 years thereafter, subject to the fulfillment of various requirements.

4.2 CHARTER AND SCORECARD

The Charter sets out the major areas in which change is required, such as own ership, human resource development, employment equity, procurement, community and rural development, and the beneficiation of minerals. It is a document published under section 100(2)(a) of the Mineral Development Act, which sets the framework, targets, and timetable for effecting the entry of HDSAs ("historically disadvantaged South Africans") into the mining industry. Each mining company must achieve the following BEE ownership targets ("the HDSA Ownership Targets") for the purposes of qualifying for the grant of new order rights:

-	15% ownership by HDSAs in that company or in its attributable units of production within 5 years of the coming into force of the Mineral Development Act; and

-	26% HDSA ownership within 10 years of the Mineral Development Act coming into effect.

On July 14, 2004 the DME released a document titled "Clarification on the application of the BBSEE Charter and the MPRDA". In it the DME stated that applicants for new order rights in respect of old order mineral rights which were stake owned and in relation to which prospecting or mining activities were not being conducted on May 1, 2004 (that is, "unused" old order rights), will need to demonstrate ownership participation by HDPs of at least 51%.

4.3 MINERAL AND PETROLEUM BILL ("MONEY BILL" )

The royalties set out in the Money Bill would be payable on gross revenue and are to be based on deemed values determined from published figures, rather than actual accruals to the mining company concerned. The Money Bill is being re-examined by the Ministry of Finance, and current expectations are that certain of its more onerous aspects will be ameliorated. However, it is expected that the royalty rate for a PGM operation could be as high as 4%.

4.4 IMPACT OF THE NEW MINING REGIME

South Africa is, for the first time in its history, seeing a significant freeing up of access to mineral title and the development of a junior mining sector. As a result, there has been an increase in exploration, the formation of joint ventures, and the divestiture of rights. Established mining houses are positioning themselves to safeguard their existing rights, by rationalizing unused old order rights and meeting the HDSA Ownership Targets. This rationalization process will result in other participants in the industry gaining access to a number of mineral rights which were held in private hands as old order rights. These are those rights that the established companies were not mining or exploring when the Mineral Development Act came into effect, or that fall outside the area that will be exploited within a 30-year time horizon (being the maximum time period of a grant for a new order mining right) and that are not included in the current mining license area. By virtue of the imperatives of the Charter, a number of other opportunities are also available to new entrants and service providers. These can be broadly categorized as opportunities created by HDSA ownership participation in fulfillment of the HDSA Ownership Targets, and the need for management services. Various HDSA groupings, be they entrepreneurial or community based groups, will require funding to enable them to acquire an interest in existing operations or explore/development other projects.

5.0 THE BUSHVELD COMPLEX

The Bushveld Complex is a 2 billion year old layered igneous intrusion. Although it shares characteristics with other layered complexes around the world, the Bushveld is unique both in its size (covering an aerial extent of some 66,000 square kilometres) and in the economic importance of its mineral deposits. Geologically, the complex comprises an array of diverse igneous rocks ranging in composition from ultramafic to felsic. Contained within a well-layered ultramafic to mafic succession, termed the Rustenburg Layered Suite, are two horizons which contain economically exploitable quantities of PGMs, namely the Merensky Reef and the underlying UG2 Chromitite Layer

The geological source of current PGM production is the Bushveld Complex, which extends some 350 kilometres from east to west and some 250 kilometres from north to south in a roughly saucer shape. At the rim of the "saucer", pyroxenites, norites, gabbros and chromitites are found inter-layered in a variety of combinations that follow a cyclical pattern characteristic of layered igneous intrusions across the globe. Unique to the Bushveld, however, is the presence of two strata (that can be traced for hundreds of kilometres along the saucer's rim) containing economically exploitable quantities of PGMs. Since mining first began in the 1920s, the uppermost of the two layers, known as the Merensky Reef, has been the most important PGM source; it is especially rich in platinum, and makes up some 60% of the 4E grades quoted. At a vertical distance of between 16 and 400 meters below the Merensky Reef, depending on where in the Bushveld one is, the second PGM -bearing layer, known as UG2 chromitite can be found (platinum and palladium occur in more equal proportions in UG2 than in the platinum-rich Merensky Reef). The UG2 has been an important source of PGMs is recent years. Although narrow (the Merensky and UG2 reefs are generally mined at a width of less than a meter), these tabular ore bodies extend laterally over hundreds of square kilometres, resulting in extensive mineral resources. On the Northern Limb of the Bushveld, the mineralized layer is known as the Platreef, which is substantially thicker than the Merensky and UG2 reefs. This can support open pit operations to depths in excess of 200 meters. Like UG2, the Platreef has a lower ratio of platinum to palladium. Both Merensky and Platreef yield meaningful quantities of nickel and copper as by-products of the PGMs.

6.0 GAPHASHA DEPOSIT

6.1 OVERVIEW

Anglo Platinum's GaPhasha Project, previously named the Paschaskraal Platinum Mine Project, is situated on the north-eastern limb of the Bushveld Complex in Limpopo Province of the Republic of South Africa. The project has been explored and evaluated by several companies over the past 36 years, and the work confirmed the presence of two main platinum horizons, the UG2 Chromitite and Merensky Reef. These underlie four farms, covering an area of 9,700 square hectares. In October 2002, Anglo Platinum prepared a pre-feasibility study to define the viability of the project and encourage Black Economic Empowerment (" BEE") group participation.

6.2 OWNERSHIP

Mineral rights for the Platinum Group Metals ("PGM " ) within the UG2 and Merensky Reefs on the four farms (Klipfontein, a portion of Paschaskraal, Avoca, and De Kamp) are held by Micawber under stake mineral leases.

6.3 LOCATION/ACCESS/INFRASTRUCTURE

The GaPhasha Platinum Project is located on the north-eastern limb of the Bushveld Complex, some 45 km north-northwest of the Limpopo Province town of Steelpoort, approximately 250 kilometres northeast of Johannesburg. The access to the site is by means of a gravel road extending between the Lebowa Platinum Mine (ATOK) and Maandagshoek (Modikwa Project). Although there is no direct access to the main paved road between Polokowane (Pietersburg) and Burgersfort, there are railroad connections at Burgersfort (50 km), Steelpoort (45 km) and Polokowane (80 km).

With the partial completion of the adjacent Twickenham platinum project by Anglo Platinum, infrastructure at the site has improved considerably. The Anglo Platinum pre-development work includes powerlines, telecommunications, water and sewer projects, establishment of paved roads and a partially completed mill complex. Within the immediate GaPhasha Project area, however, the infrastructure remains very basic, with only gravel roads, limited power, and shared community water supply and telecommunication resources. The adjacent Twickenham-Hackney Project includes a mine-training centre, aimed at teaching mining skills to the local people. It is anticipated that the GaPhasha Project would benefit from the training centre.

6.4 HISTORY

Platinum was first discovered in the Eastern Limb of the Bushveld Complex during 1924, and traced to the now famous dunite pipes at Maandagshoek. This led, to the discovery of the platiniferous horizon, subsequently named the Merensky Reef, on the farm Maandagshoek, some 20 km south-east of Paschaskraal. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration programme on both the platiniferous dunite pipes and the Merensky Reef in the Dwars and Olifants River areas; some 700,000 tonnes of platinum-bearing ore were mined during early operations in these areas.

During 1969 the ATOK Platinum Mine (Pty) Ltd was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to Rustenberg Platinum Mines Limited (" RPM") in 1977. Although commercial mining activities by RPM were limited to the ATOK mine over the past 25 years, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld area. Throughout this later period, various exploration and metallurgical test programmes were completed, focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for platinum group metals in 1999/2000, and by Anglo Platinum's strategy to increase platinum output to 3.5 million refined ounces by 2006. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal, and Anglo Platinum. A total of 327 drill holes have been completed to date, of which 108 intersected the Merensky Reef, and 176 intersected the UG2 Reef.

6.5 PROJECT AREA / REEFS

The project area is located some 45 km north of the Steelpoort Fault and 25 km south of the Olifant River Fault. The Schwerin Fault lies approximately 10 km to the east but does not appear to have had any influence on the local Bushveld stratigraphy. PGM mineralization at these areas is hosted within the UG2 Chromitite and the Merensky Reef located within the Upper Critical zone of the Rustenburg layered suite of the Bushveld Complex. The property is located between the ATOK mine and the Twickenham Project. The UG2 and Merensky, both potentially economic reefs, outcrop (but predominantly suboutcrop) on the properties for approximately 10 km along strike, striking roughly north-northeast to south-southwest on GaPhasha, and extending towards the Twickenham Project. The strike changes slightly towards the Klipfontein farm to a northeast-southwest direction. The layers are separated by approximately 400 m of mafic cumulate rocks, and dip at an average dip of about 16º to the west-southwest (southwest). It is noteworthy that the dip steepens towards the north. The broad tectonic setting is characterized by north-northeast and east-west trending dykes and faults/fractures.

The UG2 Reef consists of a chromitite layer with an average thickness of 0.83 meters in the project area. The mineralization is mainly within the chromitite layer, but is also found in the immediate footwall and hangingwall units. The Merensky Reef consists, in most cases, of two thin chromitite stringers separated by pyroxenites/pegmatoids and is on average 1.17 meters thick. Mineralization is also found in het immediate hangingwall and footwall units.

6.6 GEOLOGY AND MINERALIZATION

The GaPhasha Project area is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros, which occupy most of the central and south -eastern parts of the Lulu mountain range. As stated above, the two platinum-bearing horizons are the UG2 Chromitite and the Merensky Reefs, both of which occur within the Upper Critical Zone. This zone comprises successions of anorthosites, norites and pyroxenites. These rocks form the range of hills along the north-eastern boundary of the project area, through which the undulating outcrop of the UG2 Reef can be traced. The Merensky Reef sub-outcrops beneath a thick layer of overburden on the flat-lying valley floor at the center of the project area.

The sequence strikes northwest-southeast, and dips in a westerly direction towards the center of the Bushveld. The dip decreases on a regional scale from north to south, ranging from approximately30 degrees near the Olifants River in the north, to approximately 10 degrees near the Steelpoort Fault to the south. In general, the Merensky Reef is separated from the UG2 Reef by a package of norites and anorthosites, averaging some 390 m in thickness.

In the southern portion of Paschaskraal, UG2 suboutcrop has been exposed by means of trenching. Normal UG2 was encountered in most instances with dips being slightly steeper that expected. Although oxidation is a progressive weathering process, it has been singled out for geological purposes in order to describe the oxidized rock as an early stage of weathering, involving the action of oxygen (from air and water) and results in a slight alteration of the rock, typically in the near surface environment. Rock that shows this state of alteration occurs is relatively intact, but has suffered some mineral alteration as a result of these oxidants. It is commonly seen as discolourations of the rock, and commonly marked by alteration and discolouration of the base metal sulphides, where they are present. Locally, the UG2 chromitite layer is underlain by a feldspathic pegmatoidal pyroxenite, which is in turn underlain by pyroxenite/norite and a marker horizon, poikilitic anorthosite, which is referred to as the FW3 Marker. The UG2 is overlain by medium grained feldspathic pyroxenite. Chromitite-stringers of variable thickness occur in the immediate hangingwall of the reef horizon, and are commonly referred to as the Leader seams of the UG2.

The Merensky Reef, sub-outcrops underneath a relatively thick layer of black turf overburden on the flatter central portion of the property, and is typically exposed in deeply eroded gullies. The Merensky Pyroxenite unit is mainly composed of poikilitic pyroxenite and is generally more than 5 meters in thickness. The upper portion of the lowermost, usually barren pyroxenite is often demarcated by a coarse to pegmatoidal pyroxenite (sometimes together with a chromitite stringer), which contains visible sulphides. This pegmatoidal pyroxenite occurs at the base of the Merensky Reef "value zone" and varies between 20 centimetres and one meter in thickness. The Merensky Reef (above the pegmatoidal pyroxenite) is composed of a poikilitic pyroxenite up to one meter in thickness. Visible sulphides occur in variable amounts. A top chromitite seam usually marks the top of the Merensky Reef, and is less than one centimetre thick. The occurrence of this chromitite stringer associated with the main "value zone" of the Merensky reef is highly variable, and in some cases, the chromitite stringers may be completely absent. The poikilitic pyroxenite continues above the top chromitite for between 40 and 70 centimetres before grading into a norite. This norite grades into a poikilitic anorthosite. A second pyroxenite unit occurs above this anorthosite.

6.7 DRILLING

All drill holes used for the resource estimation are vertical and most boreholes were drilled BQ core size (36.40 mm diameter), as well as deflections, if drilled. In some instances, where ground conditions were poor, or core recoveries in the reef zones are not representative, an NQ core size (47.6 mm diameter) hole was drilled nearby. A 2004 drilling programme has commenced. It consists of 46 planned boreholes in total, targeting mainly shallow UG2 5-year planned resource areas as well as the 20 -year resource areas of the Merensky Reef (and also includes continuity drilling for the deeper resources of both reefs).

6.8 RESOURCE CALCULATIONS / METHODOLOGY

Anglo Platinum, the largest platinum producer in the world, has developed the Project to its present status with 327 boreholes drilled to date. A total of 108 Merensky Reef and 176 UG2 Reef intersections were sampled and assayed.

In 2004, resource estimates for the GaPhasha Project ware completed, utilizing drill hole information made available by Anglo Platinum from 299 dill holes drilled between 1966 and 2002. Of these 299 drill holes, 41 and 42 holes were used to classify measured and indicated resources, respectively, within the UG2 horizon. Of the 299 holes, 40 and 21 holes were used to classify measured and indicated resources, respectively, within the Merensky horizon. The resource estimation procedure utilized for GaPhasha is followed by all the major mining and exploration companies in South Africa, including Anglo Platinum, Impala, Gold Fields Limited, Harmony Gold Mining Company, and others.

A 40% geological loss has been applied to the resource estimate figures, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dyke swarms effect the area more than the adjoining properties, the figure is regarded as conservative by Anglo Platinum's geological personnel, since the industry average is around 20% - 30%.

Ordinary kriging was selected as the estimation method of interpolating PGE grades (mg/t) into a two-dimensional block model. The inverse-distance-squared method was used to interpolate thickness. The PGE grade (g/t) value was calculated from the interpolated PGE (mg/t) and thickness values. The block size chosen was 100 m x 100 m (Northing x Easting). A minimum of two and a maximum of 20 samples were utilized for an estimate. Block kriging was performed with a discretisation of 5 x 5 x 1 (x,y,z). The search radii used approximately equalled the variogram ranges in the plane of the deposit.

6.9 RESOURCES

Based on a cut-off grade of 4 g/t and a 40% geological loss, a measured resource, of 10.2 million tonnes at a grade of 6.56 g/t 4PGM (2.15 million contained ounces) and an indicated resource of 55.5 million tonnes at a grade of 7.05 g/t 4PGM (12.58 million contained ounces) have been estimated for the UG2 Reef. The measured resource for the Merensky Reef, based on a cut-off grade of 2 g/t and a 40% geological loss, is 10.4 million tonnes at a grade of 4.44 g/t 4PGM (1.48 million contained ounces) and the indicated resource is 32.9 million tonnes at a grade of 4.37 g/t 4PGM (4.62 million contained ounces). An additional 33.9 million tonnes of inferred resources grading 7.20 g/t 4PGM (7.84 million contained ounces) were estimated for the UG2 Reef, and an additional 39.8 million tonnes of inferred resources grading 4.28 g/t 4PGM (5.48 million contained ounces) 4PGMs were estimated for the Merensky Reef. The foregoing resources were only those calculated on the Paschaskraal and Klipfontein farms. Inferred resources were calculated for the two other farms (Avoca and De Kamp), and were estimated to be 77.6 million tonnes grading 7.05 g/t 4PGM (17.60 million contained ounces) for the UG2 Reef and 97.6 million tonnes grading 4.34 g/t 4PGM (13.64 million contained ounces) for the Merensky Reef. No boreholes were drilled on the Avoca and De Kamp farms, and therefore grade and reef thickness were inferred from Paschaskraal and Klipfontein, since Avoca/De Kamp adjoins Paschaskraal and Klipfontein on the down dip side, and would be situated at depth.

According to Mr. Eugene H. Siepker, the author of the February 23, 2004, Technical Report, "The measured and indicated resources on Paschaskraal and Klipfontein are very conservative, even with the present borehole spacing. A significant amount of the mineral resources could be moved to a higher category further drilling".

In October 2003, Khulani GeoEnvironmental Consultants Pty Ltd. of Randburg, South Africa completed a resource evaluation for the GaPhasha Project. For the UG2 Reef, the in situ (undiluted at a 4 g/t cut-off) measured+indicated resources were estimated at 109 million tonnes grading 7.0 g/t 4PGE's, or 23 million contained ounces of PGE's. In the Merensky Reef the measured+indicated resource (undiluted at a 3 g/t cut-off) was estimated at 70 million tonnes grading 4.43 g/t 4PGE, or 9.4 million contained ounces of PGE's. Additional resources were outlined in the inferred category for both reef horizons. The January 2004 estimates for measured and indicated resources prior to the application of 40% geological losses (UG2 - totalling 109.5 million tonnes at 6.97 g/t 4PGM; Merensky - totalling 70.3 million tonnes at 4.43 g/t 4PGM) compare well with the undiluted estimates by Khulani.

6.10 METALLURGICAL TESTING

The Anglo Platinum Research Center in Johannesburg undertook platenoid mineralogy and metallurgical testing on core samples of UG2 Reef ma terial from the Paschaskraal farm in May 1999. That testwork indicated a very good flotation response, with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of platinum group metals with base metal sulphides which are coarser than those present in UG2 in the western Bushveld.

6.11 ANGLO PLATINUM PRE-FEASIBILITY STUDY

Anglo Platinum prepared a detailed pre-feasibility study on the former Paschaskraal Platinum Project in late 2002. This study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham farm, namely down dip semi-mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: namely, a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving men. Ore from Paschaskraal was to be treated at the neighbouring Twickenham concentrator. Based on twin declines, each producing approximately 100,000 tonnes per month from the UG2 Reef only, the project yielded an internal rate of return of seventeen percent (at combined platinum and palladium prices lower than those in effect today ). Anglo Platinum concluded the project was an attractive investment, and stated, "The results of the Paschaskraal Platinum Mine (now Gaa-Phasha) pre-feasibility study, as documented in this report, clearly illustrates that sufficient reserves of UG2 are available within the designated mining area to support a profitable mining operation for more than 60 years."

6.12 ADJACENT PROPERTIES

The GaPhasha property is located adjacent to, and in close proximity, to a number of platinum operations owned by Anglo Platinum and others. These include the following:

(i) The GaPhasha property was originally targeted for development by Anglo Platinum as part of their Twickenham-Hackney-Paschaskraal venture. Following Anglo Platinum's decision to separate out the Paschaskraal and Klipfontein farms for joint venture, they undertook to develop the Twickenham-Hackney farms themselves. To date, Anglo Platinum has invested over Rand1 billion in pre-mining development of the Twickenham-Hackney project, including construction of a number of on-reef ramps and declines, underground ore conveyances, initial stope development, and site preparation for the flotation concentrator. At full production, the Twickenham-Hackney project is scheduled to mine 150,000 tonnes per month per decline, and produce 60,000 ounces of PGM 's per month.

(ii) Impala Platinum is currently developing the Murala Platinum mine, located immediately south of Twickenham. The mill was commissioned in September 2003, and full mine production is expected in 2005. Implats reports a Probable UG2 reserve of 50.7 million tonnes at 3.55 g/t, and an Inferred resource of 27.6 million tonnes at 7.77 g/t. An additional resource of 49.4 million tonnes at 5.55 g/t is reported for the Merensky Reef. Mining is planned to start initially on the UG2 reef. Future plans include expanding the project on the UG2 and exploiting the Merensky reef. At full production the mine is expected to produce 200,000 tonnes of run-of-mine ore per month, equating to 100,000 ounces of PGM 's a year. A second phase would expand production to 200,000 ounces of PGM 's per year.

(iii) Anglo Platinum operates the Modikwa platinum mine, located to the south of Implats in a 50:50 joint venture with African Rainbow Minerals. In 2002, the last year for which Anglo Platinum has reported figures, the mine produced 53,700 ounces of PGM 's from 460,000 tonnes of ore. Anglo Platinum reported a Proven and Probable Reserve of 6.6 million tonnes grading 4.6 g/t 4PGM from the UG2 reef.

(iv) Anglo Platinum also operates the Lebowa platinum mine, located immediately to the north of GaPhasha. This mine produced 192,600 ounces of PGM 's in 2002 from 1.9 million tonnes of ore. Anglo Platinum reported a 2002 proven and probable reserve of 135 million tonnes grading 4.91 g/t on the Merensky reef and 342 million tonnes grading 5.0 g/t on the UG2.

7.0 DEMAND FOR PLATINUM GROUP METALS

The best known and the largest individual use of the platinum group metals (PGMs) is in automobile catalytic converters, or autocats, a device found in the exhaust systems of most cars. Catalytic converters combine carbon monoxide and unburned fuel from a car's exhaust with oxygen from the air, forming carbon dioxide and water vapor. Platinum is also used to coat the tips of spark plugs in most automobiles manufactured in North America, and this application is becoming more prevalent in other countries. Other uses for platinum in the automobile include its application in various sensors, especially in the engine. Platinum is also a key component in computer hard disk storage capacity (being utilized in the coatings on disks), in thermocouples and other sensing and measuring devices used in many industrial applications, in glassmaking (platinum expands at nearly the same rate as soda-lime-silica glass, so it is used to make sealed electrodes in glass systems), for coatings applied to turbine blades in some high-performance jet engines (and to coat missile nose cones and jet engine fuel nozzles), for biomedical applications (such as platinum electrodes used in pacemakers, for a variety of components used in surgical procedures), for high temperature electrode furnaces, and for cathodic protection systems to prevent ships, pipelines, and steel piers from corroding in salt water. Platinum and palladium are also important ingredients in dental alloys. Aside from jewellery, which is a major consumer of platinum, the value of the platinum group metal involved in the manufacture of consumer products is generally insignificant in relation to the value of the finished product, even thought in many cases the product would not exist without platinum group metals.

Platinum group metal catalysts are essential in petroleum refining, and their role as catalysts extends downstream, right through the plastics industry. PGM catalysts are also important in many other chemical processes, such as the manufacture of silicone and nitrogen based fertilizers. The minor platinum group metals (rhodium, ruthenium, iridium, and osmium) have much smaller markets than platinum and palladium, but they also fill vital roles in numerous highly specialized applications.

Over the past decade, manufacturers have improved the design of autocats, and that has enabled them to lower the amount of metal used to achieve a particular emission standard. At the same time, the standards have been stead ily increasing. As more countries have mandated the use of autocats, and as standards around the world continue to become more stringent, the use of platinum group metals by the automobile industry continues to grow. Growth in the use of platinum in autocats may be somewhat muted by rebalancing of PGM loadings in favour of less expensive palladium. However, the fact that GaPhasha produces roughly equal amounts of platinum and palladium should partially cushion the project from dramatic price swings in either platinum or palladium. It should also be noted that only a very small amount of palladium trades on the spot market, with nearly all dealing in the metal being done under long-term contracts (these contracts typically include a fixed price or a price set between a maximum and minimum).

Strong growth in the jewellery market in China is expected to continue, with a rapidly growing middle class. Before their economic slowdown, Japan was the largest consumer of platinum jewellery; and demand is expected to increase with renewed economic growth in that country. Although platinum represents only a tiny portion of the North American and European jewellery markets, increased levels of marketing (linking the prestige of platinum with jewellery) could result in increased demand.

In the longer-term, fuel cell technologies (a platinum coating on the electrodes acts as a catalyst to make the process work) could provide a significant increase in platinum demand as that technology becomes commercialized. Toward the end of this decade, fuel cells are expected to become an important component in the auto industry campaign to meet their quota for zero emission vehicles.

Despite the price volatility (see the next section of this report), it is expected that the PGMs will re main in strong demand due to growth in existing markets and an expanding range of uses. There are few other metals that can claim such a wide-ranging combination of uses, including environmentally driven demand through ever more stringent catalytic converter consumption, life-enhancing advances in the field of cancer treatment, and use as the metal of choice on the membrane of the emerging fuel cells.

8.0 PGM PRICES

The 4PGM prices have been relatively volatile over the past few years. For example, the average monthly palladium reached a high of US$1,041 per ounce in January 2001, but dramatically declined to an average of $162 per ounce in April 2003. It has since recovered to over $250 per ounce. Platinum averaged $621 per ounce in January 2001, and subsequently declined to $430 per ounce in November 2001. It has since recovered to almost US$900 per ounce. The rhodium price has been even more volatile, with average monthly prices over $5000 per ounce for several months in 1990 and 1991, before declining to $183 per ounce in February 1997. It subsequently increased to over $2000 per ounce in several months of 2000 and early 2001, before declining again to a low of $455 in September 2003. The current prices per ounce (in US dollars) for platinum, palladium, rhodium, and gold are approximately $900, $250, $700, and $400, respectively.

It should be noted that the combined platinum and palladium grades account for almost 90% of the total PGM grade. Since the grades of platinum and palladium are almost equal (and the recoveries and treatment charges for each are expected to be about the same), any decrease in the price of platinum might be partly offset by an increase in the price of palladium, due to the fact that these two metals are substitutes for each other in certain applications, such as catalytic converters in vehicles.

9.0 VALUATIONS OF MINERAL PROPERTIES

9.1 OVERVIEW OF VALUATION CONSIDERATIONS

A definition of Fair Market Value is provided below:

"The highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in termsof cash"

The fair market value of a mineral property is dependent upon its perceived potential to host one or more mineral deposits that can be economically mined at present or at some time in the future. The more important aspects of valuation theory and practice have been outlined by Parish and Mullen (1998), Tingley (1996), Kilburn (1990), Thompson (1992), Glanville (1984 and 1990), and others.

Although transactions involving non-producing mineral properties and undeveloped mineral resources are commonplace (but seldom involve all-cash purchases), such properties and resources are often difficult to value by objective means. However, a reasonable valuation can be determined when the valuator:

*	has a thorough understanding of the property
*	is cognizant of the strategic importance of the property
*	verifies that potential buyers exist
*	selects the most reasonable approaches to measuring the value of the property
*	justifies the valuation approaches selected
*	uses different valuation methods to check or corroborate results
*	presents a value that can be substantiated by business logic

The prices paid for mineral properties (which may vary considerably) are related to a number of factors, some of which are set out below:

*	resource or discovery tenor (grade/tonnes)
*	type of deposit (precious metal/base metal/industrial mineral/etc.)
*	deposit size (or potential size), depth, attitude
*	present and perceived future commodity prices

*	degree of optimism
*	property potential
*	database quality
*	location, access, and infrastructure
*	stage of exploration or development
*	potential mineability and metallurgy
*	political risks
*	environmental factors
*	tax and regulatory factors
*	availability of nearby processing facilities
*	stock market factors
*	general business conditions
*	activity (past or present) in the general area
*	investment climate

9.2 GENERAL METHODS OF VALUATION

Many different methods of placing a value on a mineral property have been utilized in the past, inclu ding the following (some of which are appropriate for very limited applications):

  premium or discount on prior expenditures
  adjusted discounted cash flow / net present value
  value per ounce of contained precious metals (comparable PGM transactions)
  projected price/earnings multiple
  estimated payback period
  purchase cost for a percentage interest in a property
  option or joint venture terms
  relative values (for fairness opinions)
  adjusted market capitalizations of exploration/mining companies values of comparable or similar properties
  retained value of prior exploration work
  budgeted expenditures for a subsequent exploration program dollars per ounce of gold (comparable gold transactions)
  percentage of gross contained metal value
  replacement value of mine/mill and other infrastructure
  dollars per ounce of projected annual gold production
  book values from financial statements
  statistical or probabilistic methods
  options pricing models
  geoscience method
  staking cost

10.0 VALUATION METHODS APPLICABLE TO GAPHASHA

Glanville considered a number of methods for determining the value of GaPhasha, with the following four approaches deemed the most appropriate:

  comparable PGM transactions
  relative values
  comparable gold transactions

The foregoing methods, and the calculations of the values resulting from the application of the methods, are discussed in the following sections of this valuation report.

10.1 COMPARABLE PGM TRANSACTIONS

Glanville reviewed a numb er of transactions (over the past five years) related to the purchase/sale of PGM properties in Africa, and determined adjusted market capitalizations for publicly listed companies with PGM resources. Based on the stated resources at the time of acquisition, and the Rand/US$ exchange rate when the agreements were made, the transaction terms were converted to US dollars per ounce of PGMs. As would be expected, there is a reasonably wide range in dollars per ounce since these numbers depend upon a variety of factors, including the stage of advancement (early stage inferred resources, drill-indicated resources, or measured resources, for example), the depth and attitude of the deposit (underground or open pit), the likely quality or grade of the resource, the expected size of the deposit, the likely metallurgical recoveries, the location (type of infrastructure available, including other processing plants in the area), the income tax and royalty structure, third party interests in the property, the level of technical study (scoping study, pre-feasibility study, feasibility study, etc), the long term price outlook for PGMs, the exploration potential, etc. In spite of a relatively wide range of dollars-per-ounce numbers, one can determine a much narrower range for properties with similar attributes. As a result, this method is often utilized as an indicator of value.

The general range of dollars-per-ounce numbers for comparable PGM properties was from about US$5 to US$25, with the numbers for the properties most closely comparable to Ga -Phashsa being between US$5 and US$15 per ounce (including all categories of resources). Utilizing the mid-point of US$10.00 per ounce would establish a value for 100% of GaPhasha of US$654 million, with the 50% interest to be acquired being valued at US$327 million. However, since over two thirds of the resource is in the inferred category, Glanville believes that it may be more appropriate to apply a figure of US$5 per ounce of PGMs to the inferred resource (one half of the US$10), and a figure of US$10 per ounce to the measured and indicated resources. On that basis the value of a 100% interest in GaPhasha would be as set out below:

20,830,000 measured plus indicated ounces X US$10	=	US$208.3 million
44,537,000 inferred resources ounces X US$5	=	US$222.7 million
65,367,000 total ounces		US$431.0 million

Based on the foregoing, a 50% interest in the GaPhasha deposit would be worth US$215.5 million (50% of US$431 million), or approximately Cdn$287 million (at an exchange rate o f Cdn$1.00 equal to US$0.75) .

10.2 RELATIVE VALUES (OF ANOORAQ AND MICAWBER)

Glanville determined the adjusted market capitalization of Anooraq in order to arrive at an indicated value for Anooraq's interest in its Drenthe deposit . A dollars-per-ounce (of PGMs) figure was then calculated for Drenthe, and this figure was then applied to the GaPhasha deposit, in order to determine relative values (which are important for the determination of a Fairness Opinion). The summary calculations are set out below:

63,955,996 shares @ $2.70 per share	=	$172.7 million
Working Capital:		($25.0) million
Cash From Exercise of Options:		($5.5) million
Cash From Exercise of Warrants:		($13.3) million
Other Assets		($1.0) million
Value of Mineral Properties		$127.9 million

Glanville is of the opinion that over 75% of the foregoing $127.9 million value of the mineral properties should be allocated to Drenthe, with the balance being allocated to Anooraq's 50% interest in Reitfontein (the other 50% is held by African Minerals Ltd.) and its other exploration properties. Utilizing the 75% figure, the implied value of Anooraq's interest in Drenthe would be about $96 million (75% of $127.9 million), and the value of 100% of Drenthe would be about $110 million ($96 million divided by 0.875 ). Based on the total resources of 4.2 million 4PGM ounces (measured, indicated, and inferred), the $110 million is equivalent to about Cdn$26 per ounce (US$19.50 per ounce). However, Glanville has reduced the foregoing by 40% to account for the contribution of nickel and copper at Drenthe. As a result, the effective dollars-per-ounce figure for Drenthe would be about Cdn$15.60 (US$11.70) per ounce of PGMs. If one applies this dollars-per-ounce figure to the resources at GaPhasha, the implied value of a 50% interest in GaPhasha would be about Cdn$510 million. However, due to the large portion of inferred resources at GaPhasha, Glanville believes it may be more appropriate to apply the US$11.70 per ounce figure to the measured and indicated resources and US$5.85 (one half of US$11.70) to the inferred resources. The resulting indicated value of a 100% interest in GaPhasha would be calculated as set out below:

20,830,000 ounces X US$11.70	=	US$243.7 million
44,537,000 ounces X US$ 5.85	=	US$260.5 million
65,367,000 ounces	=	US$504.2 million

Based on the foregoing, a 50% interest in the GaPhasha deposit would be worth about US$252 million, or approximately Cdn$336 million (at an exchange rate of Cdn$1.00 equal to US$0.75) .

10.3 COMPARABLE GOLD TRANSACTIONS

Glanville has examined the terms of a large number of comparable transactions (purchases/sales) of undeveloped gold deposits in various parts of the world, and converted the purchase prices into equivalent percentages of contained metal value. As would be expected, the range in percentages of contained value is relatively wide, since the percentages depend upon a variety of factors, including the stage of advancement (early stage inferred resources, drill-indicated resources, or proven reserves, for example), the depth and attitude of the deposit (underground or open pit), the likely quality or grade of the resource, the expected size of the deposit, the likely metallurgical recoveries, the location (type of infrastructure available, including other processing plants in the area), the income tax and royalty structure, third party interests in the property, the level of technical study (scoping study, pre-feasibility study, feasibility study, etc), the long term price outlook for gold, the exploration potential, etc. In spite of the relatively wide range of percentages, one can determine a much narrower range for properties with similar attributes. As a result, this method is often utilized as an indicator of value.

The December 15, 2000, issue of the Mining Journal (London) summarized a report on property acquisition costs by companies over the decade prior to 2000, expressed in terms of percentages of the gold prices. For exploration-stage gold property acquisition costs, the yearly averages of the percentages of the gold prices were between 2.5% and 3.5%; for development-stage gold property acquisition costs the yearly averages of the percentages of the gold prices were about 8% to 10%; for producing gold properties the yearly averages of the percentages of the gold prices were about 15% to 20%. Glanville has reviewed a large number of transactions related to gold projects over the past 10 years (and calculated percentages very similar to those shown in the Mining Journal report). Based on a gold price of US$375 per ounce, and a percentage of 3% of the contained gold value (the mid-point of the range of 2.5% to 3.5%) this is equivalent to US$11.25 per ounce of contained gold.

Based on the current prices for platinum, palladium, gold, and rhodium, the price per ounce of "4PGM " (weighting the relative grades of each of platinum, palladium, gold and rhodium by the respective prices per ounce) at GaPhasha is approximately 25% higher than the price per ounce of gold. Although the foregoing might imply a dollars-per-ounce figure of just over US$14 per ounce (25% higher than US$11.25 per ounce), due to the higher refining charges for PGMs than for gold, Glanville is of the opinion that the foregoing US$11.25 per ounce figure would be applicable (with no upward adjustment) to the GaPhasha resources. However, Glanville has applied this US$11.25 per ounce to only the measured and indicated resources, and has utilized US$5.62 per ounce (one half of the US$11.25 per ounce) for the inferred resources. The resulting indicated value of 100% of GaPhasha would be calculated as set out below:

20,830,000 ounces X US$11.25	=	US$234.3 million
44,537,000 ounces X US$ 5.62	=	US$250.3 million
65,367,000 ounces	=	US$484.6 million

Based on the foregoing, a 50% interest in the GaPhasha deposit would be worth US$242.3 million, or approximately Cdn$323 million (at an exchange rate of Cdn$1.00 equal to US$0.75) .

10.4 PUBLICATIONS BY MINING ANALYSTS

Glanville has reviewed some reports on South African PGM deposits by analysts for brokerage/investment firms. These analysts have been utilizing figures in the range of US$10 to US$20 per ounce to value deposits such as GaPhasha and Drenthe. If one were to utilize a figure of US$10 per ounce for all of the GaPhasha ounces, the indicated value of a 50% interest would be Cdn$435 million.

11.0 VALUATION SUMMARY

A summary of the indicated values (rounded to the nearest $1.0 million due to the lack of precision of any one valuation method for non-producing mineral properties) determined in the prior sections of this report is provided in the following table:

VALUATION METHOD	INDICATED VALUES FOR 50%
COMPARABLE PGM TRANSACTIONS:	$287 million
RELATIVE VALUES	$336 million
COMPARABLE GOLD TRANSACTIONS	$323 million

Based on the foregoing, it is Glanville 's opinion that the Fair Market Value of 50% of GaPhasha is at least $300 million. Since Pelawan holds a 50% interest in Micawber (which in turn owns 100% of GaPhasha), and there are no other material assets/liabilities of Micawber, the 50% interest in Micawber would be worth at least $300 million.

12.0 DEFINITION OF FAIRNESS

For purposes of this Fairness Opinion, the proposed transaction would be fair to the shareholders of Anooraq (from a financial point of view) if the financial value of the rights and interests attributable to Anooraq shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of Anooraq.

13.0 FAIRNESS CONSIDERATIONS

In addition to the valuation calculations, Glanville considered a number of other factors, some of which are summarized below:

-
the fact that most of the shares of Anooraq to be issued to Pelawan will be escrowed (restricted) for a number of years (As a result, these shares would have a lower value than the free trading shares )

-	the ownership dilution implications of the transaction
-	the diversification of Anooraq by having an open pit project and an underground project
-	the fact that there are a limited number of PGM opportunities on the Bushveld Complex that are available for development
-	the opportunity for the combination of South African expertise and contacts with North American expertise and financial resources
-	the fact that GaPhasha is beneficially owned 50% by Anglo Platinum, thereby enabling Anooraq to benefit from Anglo's technical and financial expertise
-	the dilution due to additional financing by Anooraq to provide the equity funding for GaPhasha and Drenthe
-	the fact that Anooraq will have PGM projects on both the Eastern Limb and Northern Limbs of the Bushveld Complex
-	the fact that Pelawan will hold 52% of the shares of Anooraq, and thereby ensure that Anooraq will qualify as an HDP company
-	the number and exercise prices of the options and warrants of Anooraq
-	the technical and financial expertise of the proposed management and board of directors of the combined company
-	size and financial strength of the combined company
-	the potential for Anooraq to become a significant PGM producer
-	the potential synergies with the development of Drenthe
-	the large size of the resource, which could enable mining to continue for many decades

14.0 FAIRNESS OPINION

As a result of the foregoing analysis, the difficulty in determining precise values for exploration projects, and other considerations as set out in the following paragraph, it is Glanville's opinion that the proposed issuance of 91.2 million shares of Anooraq (which would have a deemed value of $246 million based on the closing price of $2.70 per share immediately prior to the announcement of the proposed acquisition ) for Pelawan'st 50% shareholding in Micawber is fair and reasonable, from a financial point of view, to the shareholders of Anooraq. However, Glanville expresses no opinion as to the expected trading price of the shares of Anooraq if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Anooraq.

This fairness opinion may be relied upon by the Board of Directors of Anooraq, regulatory authorities, and shareholders of Anooraq, but may not be used or relied upon by any other person without express prior written consent. However, Glanville consents to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

15.0 CERTIFICATE OF QUALIFICATION OF ROSS GLANVILLE

I, Ross Glanville, of 7513 Pandora Drive, Burnaby, British Columbia, Canada, hereby certify that:

1.	I graduated with a B.A.Sc. Degree (Mining Engineering) from the University of British Columbia in 1970.

2.	I obtained a Masters Degree in Business Administration (MBA) from the University of British Columbia in 1974.

3.	I am a registered member of the Association of Professional Engineers of British Columbia, and have been since 1972.

4.	I became a member o f the Certified General Accountants Association of B.C. in 1980.

5.	I am a member of the Canadian Association of Mineral Valuators.

6.	I am the president of Ross Glanville & Associates Ltd., a company specializing in the valuations of companies and mineral properties, and the provision of fairness opinions.

7.	I have been practicing my profession since 1970, and have valued companies in over fifty countries.

8.
I was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (now Fluor Daniel Wright), an international engineering and consulting company. Prior to that, I was an engineer and project manager with Placer Dome Ltd., and a mining and investment analyst with two major investment and holding companies.

9.
I have not reviewed the title to Anooraq's or Micawber's mineral properties, since this is best done by legal counsel. In addition, I have not visited the property, but instead have relied on technical reports on the properties.

10.
The attached Valuation has been prepared for Anooraq, and is based partly on information provided to Glanville. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained herein, and while information has been checked as to its reasonableness, Ross Glanville & Associates Ltd. cannot guarantee the accuracy thereof.

11.	I have no interest, nor do I expect to receive any interest, either directly or indirectly, in Anooraq, Micawber, and Pelawan, or their subsidiary or associated companies.

12.	I herewith grant my permission for Anooraq to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Fairness Opinion.

Signed in Vancouver, British Columbia, on the 6th day of August, 2004

Ross Glanville, B.A.Sc., P.Eng., MBA, CAMV

SCHEDULE C
CONSOLIDATED FINANCIAL STATEMENTS OF PELAWAN

AND

FINANCIAL STATEMENTS OF MICAWBER

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED
(REGISTRATION NUMBER: 2002/017920/07)

FINANCIAL STATEMENTS
for the 18 months ended 31 December 2003

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED
(Registration number: 2002/017929/07)

FINANCIAL STATEMENTS
for the 18 months ended 31 December 2003

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
for the 18 months ended 31 December 2003

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Pelawan Investments (Proprietary) Limited. The financial statements presented on pages 4 to 15 have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and include amounts based on judgements and estimates made by management.

The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the company will not be a going concern in the foreseeable future base on forecasts and available cash resources. These financial statements support the viability of the company.

The directors are also responsible for the company's system of internal financial control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and system has during the period under review.

The financial statements have been audited by the independent auditors, PricewaterhouseCoopers Incorporated, who were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders and the board of directors. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of PricewaterhouseCoopers Incorporated is presented on page 3.

The annual financial statements set out on pages 4 to 15 have been approved by the Board of Directors on 16 March 2004 and are signed on their behalf by:

____________________________	____________________________
DIRECTOR	DIRECTOR

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

We have audited the financial statements of Pelawan Investments (Proprietary) Limited set out on pages 4 to 15 for the 18 months ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 31 December 2003 and the results of its operations and cash flows for the 18 months then ended in accordance with South African Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Secretarial duties

With the written consent of all members, we have performed certain secretarial duties.

PRICEWATERHOUSECOOPERS INC.
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg

16 March 2004

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

DIRECTORS' REPORT
for the 18 months ended 31 December 2003

The directors present their report, which forms part of the audited financial statements of the company for the 18 months ended 31 December 2003.

10.

Nature of business

Pelawan Investments (Pty) Ltd ("Pelawan") is a Special Purpose Vehicle established on 25 July 2002 as a private company. It was established to house the interests of its broad shareholder base who bid and were successful in their joint application for the PGM mineral properties Avoca and De Kamp, situate on the North Eastern Limb of the Bushveld Complex.

In terms of a prior agreement concluded between Anglo American Platinum Corporation Limited ("Angloplat") and the Government of the Republic of South Africa ("The State"), Angloplat and The State agreed to facilitate the establishment of a 50/50 BEE joint venture for the development of a PGM mine over the the Paschaskraal, Klipfontein, Avoca and De Kamp properties ("the PKAD properties"). Angloplat, contributed through Rustenberg Platinum Mines Ltd, Klipfontein and Paschaskraal and The State contributed Avoca and De Kamp to the joint venture respectively.

Accordingly, Pelawan was the The State's nominated beneficiary as the 50% BEE participant in the joint venture, which has been established between Pelawan and Angloplat under the name and style The GaPhasha Platinum Project ("The GaPhasha joint venture"). Pelawan received this participation interest from the State for no consideration. The participation interest, in its current form, is represented by the 50% shareholding in Micawber 277 (the incorporated joint venture vehicle), which is currently held in trust for the benefit of Pelawan.

Pelawan is controlled 100% by shareholders qualifying as Historically Disadvantaged Persons ("HDPs") (as defined in the Minerals and Petroleum Resources Development Act of 2002). Accordingly, Pelawan qualifies as an HDP and will be entitled to all the benefits afforded to such companies under existing and pending Black Economic Empowerment legislation in South Africa.

From its date of incorporation to date hereof Pelawan's sole function has been to:

  participate (on a cost sharing arrangement with Angloplat) in a limited drilling programme to further establish a resource and reserve estimate over the PKAD properties;
  secure funding for its 50% participation interest in the GaPhasha joint venture.

11.	Financial results and dividends

The financial results of the company are set out in the attached financial statements. No dividends were declared and none are recommended.

12.	Share capital

Authorised:

10 000 ordinary shares of R1 each Issued: 972 ordinary shares of R1 each

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

DIRECTORS' REPORT
for the 18 months ended 31 December 2003

13 .	Directors and secretary

The present directors of the company are:

	TM Motsisi	(Executive Chairperson)
	AHCH Motaung	(Chief Executive Officer)
	LF Mahlati	(Non Executive Director)
	MRV Mokgalong	(Non Executive Director)
	MA Phatudi	(Non Executive Director)
	LM Mahlangu	(Non Executive Director)
	I Khathi-Mathonsi	(Non Executive Director)
	SW Ngema	(Non Executive Director)

All of the above directors were appointed on 17 October 2002. GH Traub, who was appointed on 25 July 2002 resigned on 17 October 2002.

The secretary of the company is PricewaterhouseCoopers Inc. whose business and postal address is:

	Business address:	Postal address:

	2 Eglin Road	Private Bag X36
	Sunninghill	Sunninghill
	2157	2157

14 .	Interest of directors in share capital

The direct interest of the directors at the date of this report is as follows:

Beneficially owned or
controlled
Executive directors

TM Motsisi	160
AHCH Motaung	272
432
Non - executive directors

LF Mahlati	160
MRV Mokgalong	40
MA Phatudi	100
LM Mahlangu	70
I Khathi -Mathonsi	100
SW Ngema	70
540
972

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

DIRECTORS' REPORT
for the 18 months ended 31 December 2003

15.	Material events after balance sheet date

On 21 January 2004 Pelawan entered into a Share Exchange agreement with Anooraq Resources Corporation ("Anooraq"), in terms of which Pelawan will effect a reverse takeover of Anooraq through a share exchange in terms of which Pelawan will sell to Anooraq's wholly owned South African registered sub -subsidiary, Plateau Resources (Pty) Ltd ("Plateau") its entire participation interest in The GaPhasha joint venture, represented by its 50% shareholding in Micawber 277. On implementation of the reverse takeover Plateau will acquire the right to participate in the GaPhasha joint venture as Pelawan's nominated contracting party for that purpose. On implementation of the reverse takeover Anooraq (and Plateau) will qualify as Historically Disadvantaged Persons and be afforded the same rights and benefits as afforded to Pelawan.

16.	Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with section 270(2) of the Companies Act.

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

BALANCE SHEET
at 31 December 2003

	Notes	2003
		R
ASSETS
Non -current assets
Equipment and furniture	2	367 798

Current assets
Accounts receivable		257 513
Cash and cash equivalents	3	181 316
		438 829
Total assets		806 627

EQUITY AND LIABILITIES
Capital and reserves
Share capital	4	972
Accumulated loss		(5 410 038)
		(5 409 066)
Current liabilities
Bridging loan	5	5 661 866
Accounts payable		553 827
		6 215 693
Total equity & liabilities		806 627

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

INCOME STATEMENT
for the 18 months ended 31 December 2003

	Notes	2003
		R

REVENUE		-
OPERATING LOSS	6	(5 086 601)
FINANCE COST	8	(323 437)
NET LOSS BEFORE TAX		(5 410 038)
TAXATION	9	-
NET LOSS FOR THE YEAR		(5 410 038)

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

STATEMENT OF CHANGES IN EQUITY
for the 18 months ended 31 December 2003

2003
R

SHARE CAPITAL
Balance beginning of the year	-
Shares issued	972
Balance end of the year	972

ACCUMULATED LOSS
Balance beginning of the year	-
Net loss for the year	(5 410 038)
Balance end of the year	(5 410 038)

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

CASH FLOW STATEMENT
for the 18 months ended 31 December 2003

2003
R

Cash flow from operating activities
Loss before taxation	(5 410 038)
Adjusted for:
- depreciation	54 512
- interest received	(810)
- interest paid	324 247

Operating loss before working capital changes	(5 032 089)
Working capital changes:
Increase in accounts receivable	(257 513)
Increase in accounts payable	553 827
Increase in interest accrued on bridging loan	323 872
620 186
Operating loss before taxation	(4 411 903)
Interest received	810
Interest paid	(324 247)

Net cash outflow from operating activities	(4 735 340)

Cash flow from investing activities
Equipment and furniture purchased	(422 310)

Cash flow from financing activities
Shares issued	972
Increase in capital portion of bridging loan	5 337 994

Net cash inflow from financing activities	5 338 966

Net increase in cash and cash equivalents	181 316
Cash and cash equivalents at the beginning of the year	-

Cash and cash equivalents at the end of the year	181 316

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the 18 months ended 31 December 2003

1.	Basis of preparation

The following principal accounting policies adopted by the company in the preparation of these financial statements, are in accordance with South African Statements of Generally Accepted Accounting Practice.

1.2	Equipment and furniture

Equipment and furniture are stated at cost less depreciation. Depreciation is calculated on a straight-line basis over the deemed useful lives of the assets. The following annual rates are used for depreciating assets:

Furniture and fittings	20%
Office equipment	20%
Computer equipment	33,33%

Where the carrying value of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal are denominated by comparing proceeds with the carrying amount are included in operating profit.

Repairs and maintenance are charges to the income statement during the financial period in which they are incurred.

1.3	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalent comprise cash in hand and deposits held with banks.

1.4	Retirement benefits

The company's contributions to the defined contribution are charged to the income statement in the year in which they are incurred.

1.5	Medical aid benefits

The company's contributions to medical funds are charged to the income statement in the year in which they are incurred.

1.6	Revenue recognition

Revenues earned by the company are recognised on the following bases:

Interest income – as it is accrued unless collectability is in doubt.

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the 18 months ended 31 December 2003

Furniture
		Computer	and
		equipment	fittings	Total
		R	R	R
2.	Equipment and furniture

Period ended 31 December 2003

	Carrying value at the beginning of the period	-	-	-
	Additions	99 676	322 634	422 310
	Depreciation	(21 421)	(33 091)	(54 512)
	Carrying value at the end of the period	78 255	289 543	367 798

At 31 December 2003

	Cost	99 676	322 634	422 310
	Accumulated depreciation	(21 421)	(33 091)	(54 512)
		78 255	289 543	367 798

2003
R
3.	Cash and cash equivalents

	Bank balances			176 888
	Cash on hand			4 428
181 316

4.	Share capital

Authorised:
	10 000 ordinary shares of R1 each			10 000

Issued:
	972 ordinary shares of R1 each			972

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the 18 months ended 31 December 2003

2003
5.	Bridging loan		R

	Balance beginning of the period		-
	Capital advanced during the period		5 337 994
	Interest accrued during the period		323 872

	Balance end of the period		5 661 866

With effect from March 2003 Rustenberg Platinum Mines Limited ("RPM ") advanced a bridging loan facility to Pelawan for a limited capital amount and for a limited period. The terms and conditions of the loan are contained in a written agreement entered into between RPM and Pelawan for this purpose.

The loan was secured through limited recourse suretyships and pledges granted by the Pelawan shareholders over their shares in Pelawan.

The capital amounts advanced under the loan were affected on a monthly drawdown basis against invoices presented for this purpose.

The loan bears interest at a rate equal to the RPM WACC, calculated according to a predetermined formula between the parties. The loan is repayable on 30 June 2004.

6.	Operating loss

Net operating loss is stated after taking into account the following:

Operating lease

	-	offices	295 135

	Consultation fees		1 535 000

Directors remuneration
	-	Salaries	1 195 209
	-	Fringe benefits	218 590
	-	Pension fund contributions	210 000

Depreciation
	-	Computer equipment	21 421
	-	furniture and fittings	33 091

	Staff costs (see note 7)		479 313

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the 18 months ended 31 December 2003

2003
R

7.	Staff costs

	Salaries and wages	439 863
	Retirement benefit cost	28 875
	Medical aid contributions	7 575
	Other	3 000
479 313
	Average number of persons employed:	5

8.	Finance costs

	Interest paid	(324 247)
	Interest received	810

	Net finance costs	(323 437)

9.	Taxation

No taxation has been charged to the income statement, as the company has not earned any taxable income during the period.

No deferred tax asset has been raised for unused tax losses due to the fact that the company has not made any taxable profit to date.

10.	Financial instruments

Credit risk

Financial assets, which potentially subject the company to concentrations of credit risk, consist of cash. The company's cash equivalents are placed with high credit quality financial institutions. Accordingly the company has no significant concentration of credit risk.

Fair value

At year end the carrying amounts of cash, accounts payable approximated their fair values due to the short -term maturities of these assets and liabilities.

PELAWAN INVESTMENTS (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the 18 months ended 31 December 2003

11.	Commitments

Operating lease commitments

The future minimum lease payments under non- cancellable operating leases are as follows:
2003
R
	Not later than 1 year	394 320
	Later than 1 year and not later than 5 years	163 680
558 000

12.	Comparative figures

Comparative figures are not presented as it the company's first financial year - end since its inception.

MICAWBER 277 (PROPRIETARY) LIMITED

(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
COMPANY REGISTRATION NO. 2002/015481/07

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
31 DECEMBER 2003

MICAWBER 277
(PROPRIETARY) LIMITED

COMPANY REGISTRATION NO. 2002/016481/07

ADMINISTRATION

DIRECTORS	R.H.H. van Kerckhoven (Belgian)
D.T.G. Emmett

SECRETARY	Anglo Platinum Management Services (Proprietary) Limited
55 Marshall Street
Johannesburg, 2001

P.O. Box 62179
Marshalltown
2107

HEAD OFFICE & REGISTERED	55 Marshall Street
OFFICE	Johannesburg, 2001

P.O. Box 62179
Marshalltown
2107

AUDITORS	Ernst & Young

MICAWBER 277
(PROPRIETARY) LIMITED

FINANCIAL STATEMENTS

The financial statements in respect of the year ended 31 December 2003, are presented in compliance with the requirements of the Companies Act, 1973 and consist of:

Page

Report of the independent auditors	3

Directors' Report	4- 5

Balance sheet	6

Cash flow statement	7

Notes to the financial statements	8- 9

The annual financial statements were approved by the board of directors on 13 February 2004 and are signed on its behalf by:

R.H.H. van Kerckhoven (Belgian)

D.T.G. Emmett

REPORT OF THE INDEPENDENT AUDITORS
TO THE MEMBERS OF
MICAWBER 277 (PROPRIETARY) LIMITED

We have audited the annual financial statements of Micawber 277 (Proprietary) Limited set out on pages 4 to 9 for the year ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,

  assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 31 December 2003 and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

"Ernst & Young"

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)
Johannesburg
13 February 2004

MICAWBER 277
(PROPRIETARY) LIMITED

DIRECTORS' REPORT

for the year ended 31 December 2003

The Directors have pleasure in submitting his report and the annual financial statements of the Company for the year ended 31 December 2003.

FINANCIAL RESULTS AND NATURE OF BUSINESS

The annual financial statements set out fully the financial results of the Company. The Company does exploration and mining development for the Anglo Platinum Group.

PROPERTY, PLANT AND EQUIPMENT

The Company has capitalized exploration costs to the amount of R6, 3 million and has purchased no property, plant or equipment during the year under review.

DIVIDENDS

No dividends were declared and none are recommended for the year ended 31 December 2003.

CORPORATE GOVERNANCE

The Directors support the principles of openness, integrity and accountability in their dealings with all stakeholders. Fundamental to the fulfilment of corporate responsibilities and the achievement of financial objectives is an effective system of corporate governance.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Preparation of financial statements

The Directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and the related information. The auditors are responsible for reporting on the fair representation of the financial statements. The financial statements comply with the accounting standards issued by the International Accounting Standards Board and the South African Statements of Generally Accepted Accounting Practice and with the disclosure requirements of the South African Companies Act, 1973.

Internal Control

The Directors are also responsible for the Company's system of internal control. These are designated to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of the assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate any material breakdown in the functioning of these controls, procedures and system has occurred during the year under review.

SHARE CAPITAL

The authorized and issued share capital of the Company remains unchanged and details are set out in note 5 to the annual financial statements.

The unissued ordinary shares are the subject of a general authority granted to the Directors in terms of the section 221(3) of the Companies Act. As this general authority remains valid only until the next annual general meeting, members will be asked at that meeting to consider an ordinary resolution placing the said ordinary shares under the control of _______ .

AUDITORS

At the end of the Annual General Meeting the shareholders will be requested to appoint auditors to hold office for the ensuing year.

ANNUAL GENERAL MEETING

The annual general meeting of the Company in respect of the year ended 31 December 2003 will be held in the Boardroom, 14th floor, 55 Marshall Street, Johannesburg on Tuesday, 30 March 2004.

MICAWBER 277

(PROPRIETARY) LIMITED

DIRECTORS' REPORT

For the year ended 31 December 2003

DIRECTORS AND SECRETARY

Refer to page 1 for details of the directors and the company secretary.

ADMINISTRATION

Anglo Platinum Management Services (Proprietary) Limited continues in office as secretary and transfer secretary, administrative, financial and technical advisor to the Company.

MICAWBER 277

(PROPRIETARY) LIMITED

BALANCE SHEET

As at 31 December 2003

		2003	2002
	Notes	R	R

ASSETS

NON-CURRENT ASSETS
Mining assets	3	6,252,527	-

CURRENT ASSETS
Amounts owed by shareholders	4	50	100
Total assets		6,252,577	100

EQUITY AND LIABILITY
SHARE CAPITAL
Share Capital	5	100	100
Shareholders' equity		100	100

CURRENT LIABILITY
Borrowings from shareholder	6	6,252,477	-
Total equity and liability		6,252,577	100

MICAWBER 277

(PROPRIETARY) LIMITED

CASH FLOW STATEMENT

For the year ended 31 December 2003

		2003	2002
	Notes	R	R

CASH FLOWS USED IN INVESTING ACTIVITIES

Purchase of mining assets	3	(6,252,527)	-
Exploration cost capitalized		(6,034,374)	-
Interest capitalized		(218,153)	-

Net cash used in investing activities		(6,252,527)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in amounts borrowed from shareholder		6,252,527

Net cash from financing activities		6,252,527	-

Net movement in cash and cash equivalents		-	-
Cash and cash equivalents at beginning of year		-	-

Cash and cash equivalents at end of year		-	-

MICAWBER 277

(PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2003

13.	Accounting policies

The financial statements are prepared on the historical cost basis. Set out below are significant features of the company's accounting policies, which are consistent with those, applied in the previous year. These policies comply with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards issued by the International Accounting Standards Board and the South African Companies Act.

13.2	Mining assets

Mining assets includes exploration expenditure incurred to develop new mining operations, to define further mineralization in existing ore bodies. Costs include interest capitalized during the exploration period where financed by borrowings. Items of mining assets are amortized on a straight-line basis, over the lesser of thirty years or their expected useful lives, to estimated residual values. Amortization is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

13.3	Impairment

An annual impairment review of mining assets is carried out by comparing the carrying amount of these assets with their recoverable amounts when indicators of impairment exist. Recoverable amount is the higher of value in use and net selling price. Where recoverable amount is less than carrying amount impairment, when identified, is charged against income to reduce carrying amount to recoverable amount.

13.4

Exploration cost

Exploration cost is expenses when incurred, except when it is probable that a mining asset will be developed as a result of the exploration work. In such case, the capitalized exploration expenditure is amortized over the shorter of the useful life of the constructed mining asset or thirty years.

13.5	Financial instruments

Borrowing costs are charged to net investment income.

When borrowings are utilized to fund qualifying capital expenditures such borrowing costs are capitalized in the period in which the capital expenditure and related borrowing cost are incurred. (Also refer policy note 1.1)

13.6	Financial instruments

The company's financial instruments consist primarily of loans between group companies and shareholders, which loans are initially stated at cost less payments made/received and any adjustments made to reflect the fair value of the loan. Any change in value is included in the determination of other net income.

		2003	2002
		R	R
14.	Interest paid

	Interest paid	218,153	-
	Less: interest capitalized	(218,153)	-
		-	-

15.	Mining assets

	Exploration cost capitalized	6,034,374	-
	Interest capitalized	218,153	-
		6,252,527	-

16.	Amounts owed by shareholders

	Rustenburg Platinum Mines Limited	-	50
	Plimline Investment (Pty) Ltd	50	50
		50	100

	These loans are unsecured, interest free with no term for repayment.

17.	Share capital

	Authorised
	1,000 ordinary shares of R1 each	1,000	1,000

	Issued
	100 ordinary shares of R1 each	100	100

	The unissued ordinary shares are under the control of the directors until the forthcoming annual general meeting

18.	Borrowings from shareholder

	Rustenburg Platinum Mines Limited	-	-

The loan accrues interest monthly in arrears at the publicly -quoted prime overdraft rate, nominal, compounded monthly, and is repayable, together with the interest thereon, on demand by the lender.

19.	Income statement

No income statement is provided as the company did not trade during the year under review.

20.	Statement of changes in equity

No statement of changes in equity is provided, as there was no change in equity during the year under review.

Financial Statements

Micawber 277 (Proprietary) Limited
(Expressed in South African Rands)
December 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of
Micawber 277 (Proprietary) Limited

We have audited the balance sheets of Micawber 277 (Proprietary) Limited as at December 31, 2003 and 2002 and the statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 13, 2004.	Chartered Accountants

Micawber 277 (Proprietary) Limited

BALANCE SHEET
(Expressed in South African Rands)

As at December 31

	2003	2002
	R	R

ASSETS
Current
Amounts owed by shareholders [note 3]	50	100
	50	100

LIABILITY AND SHAREHOLDERS' DEFICIT
Current
Amounts borrowed from shareholder [note 5]	6,252,477	-
	6,252,477	-

Shareholders' deficit
Share capital [note 4]	100	100
Accumulated deficit	(6,252,527)	-
	(6,252,427)	100
	50	100

See accompanying notes

Micawber 277 (Proprietary) Limited

STATEMENT OF OPERATIONS
(Expressed in South African Rands)

Year ended December 31

	2003	2002
	R	R

Expenses
Exploration	6,034,374	-
Loss from operations before
other expenses	6,034,374	-
Other expenses
Interest paid	218,153	-
Net loss for the year	6,252,527	-

See accompanying notes

Micawber 277 (Proprietary) Limited

STATEMENT OF CASH FLOWS
(Expressed in South African Rands)

Year ended December 31

	2003	2002
	R	R

OPERATING ACTIVITIES
Net loss for the year	(6,252,527)	-
Cash used in operating activities	(6,252,527)	-

FINANCING ACTIVITIES
Decrease in amounts owed by shareholders	50
Increase in amounts borrowed from shareholders	6,252,477	-
Cash provided by financing activities	6,252,527	-

Increase in cash during the year	-	-
Cash position, beginning of year	-	-
Cash position, end of year	-	-

See accompanying notes

Micawber 277 (Proprietary) Limited

NOTES TO FINANCIAL STATEMENTS
(Expressed in South African Rands)

December 31, 2003

1. NATURE OF BUSINESS

The Company is incorporated in the Republic of South Africa. Its principal business has been and continues to be mining and mineral exploration until the Company obtains new order mining rights. Thereafter the Company shall act as a holder of such mining rights which it shall lease to the participants in an unincorporated joint venture.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with Canadian generally accepted accounting principles.

Exploration costs

Exploration cost is expenses as incurred.

Borrowing costs

Borrowing costs are charged to income as incurred.

Financial instruments

The company’s financial instruments consist primarily of borrowings from shareholder, which loans are recorded and accrued interest.

3. AMOUNTS OWED BY SHAREHOLDERS

	2003	2002
	R	R

Rustenburg Platinum Mines Limited	-	50
Plimline Investment (Pty) Ltd.	50	50
	50	100

These loans are unsecured, interest free with no term for repayment.

Micawber 277 (Proprietary) Limited

NOTES TO FINANCIAL STATEMENTS
(Expressed in South African Rands)

December 31, 2003

4. SHARE CAPITAL

The Company is authorized to issue 1,000 ordinary shares at R1 par value.

	Number	Amount
	of shares	R

Ordinary shares issued	100	100

5. BORROWINGS FROM SHAREHOLDER

	2003	2002
	R	R

Rustenburg Platinum Mines Limited	6,252,477	-

The loan accrues interest monthly in arrears at the publicly-quoted prime overdraft rate, nominal, compounded monthly, and is repayable, together with the interest thereon, on demand by the lender.

SCHEDULE D
CONSOLIDATED FINANCIAL STATEMENTS OF ANOORAQ

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001

(Expressed in Canadian Dollars)

D E  V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anooraq Resources Corporation

We have audited the consolidated balance sheets of Anooraq Resources Corporation as at October 31, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2003 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 9, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at October 31
	note	2003	2002

Assets

Current assets
Cash and equivalents		$5,414,398	$3,005,236
Amounts receivable	4	164,499	310,423
Prepaid expenses		60,819	53,035
		5,639,716	3,368,694

Amounts receivable	4	–	119,285
Equipment	5	16,990	37,627
Mineral property interests	6	4,200,000	4,200,000

		$9,856,706	$7,725,606

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	8(b)	$528,277	$92,114

Shareholders' equity
Share capital	7	25,086,863	20,048,474
Contributed surplus	7(c)	485,962	–
Deficit		(16,244,396)	(12,414,982)
		9,328,429	7,633,492

Continuing operations	1
Subsequent events	12

		$9,856,706	$7,725,606

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

		Years ended October 31
	note	2003	2002	2001

Expenses
Conference and travel		$180,613	$119,392	$75,990
Consulting		100,974	193,902	23,785
Depreciation		–	1,461	1,345
Exploration (see schedule)		1,972,659	976,087	1,444,583
Foreign exchange (gain)		(19)	(23,740)	–
Interest (income)		(46,060)	(38,341)	(40,982)
Legal, accounting and audit		32,657	82,253	68,922
Office and administration		125,128	73,039	29,854
Property investigations		6,088	–	30,025
Salaries and benefits		402,989	459,249	135,224
Shareholders communications		193,835	500,039	42,055
Stock based compensation (note 7(c))		477,087	–	–
Trust and filing		17,539	20,755	27,071
Write-off of amounts receivable	4,8(c)	365,924	–	–
Loss for the year		$3,829,414	$2,364,096	$1,837,872

Loss per share	3(f)	$(0.11)	$(0.08)	$(0.11)

Weighted average number of
common shares outstanding		34,126,372	28,901,132	16,756,330

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended October 31
	2003	2002	2001

Deficit, beginning of year	$(12,414,982)	$(10,050,886)	$(8,213,014)
Loss for the year	(3,829,414)	(2,364,096)	(1,837,872)
Deficit, end of year	$(16,244,396)	$(12,414,982)	$(10,050,886)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended October 31
Cash provided by (used for):	2003	2002	2001

Operating activities
Loss for the year	$(3,829,414)	$(2,364,096)	$(1,837,872)
Items not involving cash
Depreciation	–	1,461	1,345
Depreciation included in exploration expenses	20,637	16,738	–
Stock-based compensation (note 7(c))	485,962	–	–
Amounts receivable written off	365,924	–	–
Mineral properties written off	–	1	–
Shares issued for property option and
assignment agreements	203,125	–	255,000
Changes in non-cash operating working capital
Amounts receivable	(100,715)	64,354	(2,785)
Prepaid expenses	(7,784)	(22,523)	–
Accounts payable and accrued liabilities	436,163	(138,191)	28,110
	(2,426,102)	(2,442,256)	(1,556,202)

Investing activities
Purchase of equipment	–	–	(54,366)

Financing activities
Issuance of common shares for cash, net of costs	4,835,264	3,339,571	3,356,214

Increase in cash and equivalents	2,409,162	897,315	1,745,646
Cash and equivalents, beginning of year	3,005,236	2,107,921	362,275
Cash and equivalents, end of year	$5,414,398	$3,005,236	$2,107,921

Supplementary information
Non-cash financing and investing activities:
Shares issued for deferred mineral property
acquisition costs	$203,125	$–	$4,200,000

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended October 31
	2003	2002	2001

Assays and analysis	$207,939	$33,768	$18,404
Depreciation	20,637	16,738	–
Drilling	308,552	55,446	–
Engineering	111,177	142,846	83,332
Environmental and socioeconomic	63,142	42,701	38,409
Geological and consulting	611,875	425,225	128,935
Graphics	32,772	65,124	43,813
Property fees and assessments	286,073	39,143	347,038
Site activities	218,116	100,914	681,102
Transportation	112,376	54,182	103,550
Incurred during the year, to statement of operations	1,972,659	976,087	1,444,583
Cumulative expenditures, beginning of year	6,017,288	5,041,201	3,596,618
Cumulative expenditures, end of year	$7,989,947	$6,017,288	$5,041,201

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

1.

Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, and Mexico but since 1999 the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company’s wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited (“Plateau”) located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(b)	Equipment Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)

Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)

Translation of foreign currencies

All of the Company’s foreign operations are integrated. Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the year. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)

Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 7(c)).

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)	Comparative figures Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Amounts receivable Amounts receivable comprise the following:

	October 31,	October 31,
	2003	2002
Employee expense advances	$1,589	$1,589
Hunter Dickinson Inc., and subsidiaries (note 8)	–	10,637
Mainland Exploration Limited Partnership (note 8)	–	242,516
Value-added taxes recoverable	162,910	174,966
	164,499	429,708
Less: non-current portion	–	(119,285)
	$164,499	$310,423

Value-added taxes recoverable includes amounts recoverable in respect of Mexican Impuesto Al Valor Agregado (“IVA”) from years ranging back to 1998. As the collectibility of these amounts is uncertain, the Company has written off $120,000 as unrecoverable, in the current year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Write-off of amounts receivable consists of:

		2003	2002
	Mainland Exploration Limited Partnership (note 8)	$242,516	$–
	Accrued interest	3,408	–
	Value-added taxes recoverable	120,000	–
		$365,924	$–

5.	Equipment

		October 31, 2003			October 31, 2002
			Accumulated	Net book		Accumulated	Net book
		Cost	depreciation	value	Cost	depreciation	value
	Office	$30,421	$30,089	$332	$30,421	$24,321	$6,100
	Vehicles	68,769	52,111	16,658	68,769	37,242	31,527
		$99,190	$82,200	$16,990	$99,190	$61,563	$37,627

6.	Mineral property interests

	Mineral Property Acquisition Costs	Year ended	Year ended
		October 31, 2003	October 31, 2002
	Platreef Properties, South Africa
	Balance, beginning of the year	$4,200,000	$–
	Incurred during the year	–	4,200,000
	Balance, end of year	$4,200,000	$4,200,000

	See Consolidated Statements of Exploration Expenses.

(a)

Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. (“Hinterland”), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. To October 31, 2003, 378,500 shares had been issued to Hinterland under this agreement. Subsequent to the year end, on November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (412,500 shares issued to October 31, 2003) and aggregate cash payments of US$350,000 (of which US$36,750 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Reitfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company’s interest.

Drenthe Overysel

Subsequent to the year end, on November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited.. (“PPRust”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”). The Joint Venture was formed to explore and develop platinum group metals (“PGM”), gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Drenthe and Overysel are located on the Northern Limb of the Bushveld Complex, about 250 km north of Johannesburg.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel farm which lies south of and contiguous to the Drenthe farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million on behalf of the JV. Anooraq will then have the

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, the parties, by agreement, proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest. Should Anooraq decide not to proceed, then Anglo Platinum shall have the option to acquire Plateau’s interest at the aggregate of the net present value of exploiting Plateau’s mineral rights as a stand alone mining operation by applying an agreed discount rate as determined in the BFS and all Exploration Expenditure incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

(b)

Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, subsequent to the year end, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited (“Pelawan”), a South African private company, would combine their respective Platinum Group Metals ("PGM") assets, comprising the Company's Northern Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Paschaskraal, Klipfontein, De Kamp and Avoca – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment (“BEE”) joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited Group ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the “Consideration Shares”) and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines at Ga-Phasha and at Drenthe Overysel such that Pelawan's initial ownership of 63% of the issued and outstanding Anooraq Shares shall remain at a minimum of 52% ownership of Anooraq on a going-forward basis, establishing and maintaining Anooraq's status as a BEE company. Further, the dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelve-month period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares (“the Lock-up Shareholding”) will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Under South African legislation yet to come into effect, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52% of the issued and outstanding shares of Anooraq.

Anooraq has undertaken to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing, scheduled for April 22, 2004. To that end, the Board shall be comprised of nine persons – three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The proposed transaction constitutes a “reverse take-over” under the policies of the TSX Venture Exchange. The April 22, 2004 closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

(c)

La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

7.	Share capital

(a)	Authorized share capital Authorized share capital consists of 200,000,000 common shares without par value.

(b)	Issued share capital

			Number of
	Common shares issued and outstanding	Price	Shares	Dollar Amount
	Balance, October 31, 2001		27,384,880	$16,708,903
	Issued during 2002:
	Share purchase options exercised	$0.50	14,500	7,250
	Share purchase options exercised	$0.60	7,000	4,200
	Warrants exercised	$0.70	4,482,800	3,137,960
	Private placement, August 2002, net of issue costs	$0.80	259,283	190,161
	Balance, October 31, 2002		32,148,463	$20,048,474
	Issued during 2003:
	Shares issued for property option	$0.75	270,833	203,125
	Share purchase options exercised	$0.60	1,206,000	720,090
	Warrants exercised	$0.72	5,138,876	3,435,560
	Private placement, May 2003, net of issue costs	$0.52	1,400,000	679,614
	Balance, October 31, 2003		40,164,172	$25,086,863

(c)

Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at October 31, 2003 had reserved up to 6,450,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

As at October 31, 2003, 5,200,000 share purchase options were outstanding of which 4,677,500 had vested with optionees. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
November 21, 2003	$0.60	100,000
October 29, 2004	$0.84	2,264,000
December 11, 2004	$0.48	843,500
May 9, 2005	$0.50	3,500
July 29, 2005	$0.60	264,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,575,000
		5,200,000

Subsequent to October 31, 2003, 632,500 options were exercised for proceeds of $428,640.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

Exploration
Engineering	$120
Environmental, socioeconomic and land	210
Geological	8,545
8,875
Operations	477,087
Total compensation cost recognized in operations,
credited to contributed surplus	$485,962

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share for the nine months ended October 31, 2003 would have been as follows:

			Diluted
		Basic loss	loss per
	Loss	per share	share
As reported	$(3,829,414)	$(0.11)	$(0.11)
Estimated fair value of non-cash stock-based
compensation to directors, officers and employees	(491,558)	(0.01)	(0.01)
Pro forma	$(4,320,972)	$(0.12)	$(0.12)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2 years
Expected volatility	40%
Expected dividends	nil

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2001	$0.59	1,619,000	1.62
Granted	$0.83	2,439,000
Exercised	$0.53	(21,500)
Expired or cancelled	$0.59	(280,000)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	$1.35	2,852,000
Exercised	$0.60	(1,206,000)
Expired	$0.56	(88,500)
Cancelled	$0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(d)	Share purchase warrants The continuity of share purchase warrants is as follows:

Note Reference	7(f)	6(a)	7(e)	7(g)
Expiry date	August 3,	August 28,	December 21,	December 27,
	2002	2003	2003	2003
Exercise price	$0.70	$0.70	$0.85	$0.88	TOTAL
Balance, October 31, 2001	4,797,800	4,500,000	3,692,718	–	12,990,518
Issued	–	–	–	259,283	259,283
Exercised	(4,482,800)	–	–	–	(4,482,800)
Expired	(315,000)	–	–	–	(315,000)
Balance, October 31, 2002	–	4,500,000	3,692,718	259,283	8,452,001
Exercised	–	(4,500,000)	(592,000)	(46,876)	(5,138,876)
Balance, October 31, 2003	–	–	3,100,718	212,407	3,313,125

Subsequent to October 31, 2003, 3,313,125 warrants were exercised for proceeds of $2,801,750.

(e)

Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85. In October 2003, 592,000 of these warrants were exercised. The remaining 3,100,718 warrants were exercised subsequent to the year end.

(f)

Equity financing, August 2001

On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. In the fiscal year 2002, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

(g)

Equity financing, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. In October 2003, 46,876 of these warrants were exercised. The remaining 212,407 warrants were exercised subsequent to the year end.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(h)	Equity financing, May 2003 On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(i)

Financing subsequent to October 31, 2003

On December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to an accelerated expiry of 30 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $5.00

8.	Related party transactions

		Years ended October 31
Services rendered by:	Reference	2003	2002	2001
Hunter Dickinson Inc.	(a)	$1,281,758	$1,143,295	$896,550
Hunter Dickinson Group Inc.	(a)	28,722	58,296	–

			October 31,	October 31,
			2003	2002
Balances receivable (payable):
Hunter Dickinson Inc.	(b)		$(235,305)	$10,637
Mainland Exploration Limited Partnership	(c)		–	242,516

(a)
Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)
The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(c)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company were also directors of Mainland’s general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Proprietary) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding. During the year ended October 31, 2003, the Company determined that the amount receivable from Mainland was likely uncollectible. Accordingly, the amount receivable was expensed in the current year.

9.

Income taxes

As at October 31, 2003, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not, that these amounts will be utilized.

Non capital losses, expiring in various periods to 2010	$4,949,000
Capital losses carried forward	931,000
Total losses available	$5,880,000

10.	Segmented information The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic segment disclosures are as follows:

2003	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$1,972,659	$1,972,659

Loss for the year	(1,672,726)	(128,681)	(2,028,007)	(3,829,414)

Interest income	43,978	–	2,082	46,060

Total assets	5,387,584	41,911	4,427,211	9,856,706

Equipment	–	–	16,990	16,990

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

2002	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$976,087	$976,087

Loss for the year	(1,408,153)	(6,789)	(949,154)	(2,364,096)

Interest income	37,780	–	561	38,341

Total assets	3,082,376	161,143	4,482,087	7,725,606

Equipment	–	–	37,627	37,627

2001	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$1,444,583	$1,444,583

Loss for the year	(253,698)	(21,224)	(1,562,950)	(1,837,872)

Interest income	39,760	–	1,222	40,982

Total assets	2,390,902	216,612	4,280,808	6,888,322

Equipment	1,460	–	54,366	55,826

11.	Differences between Canadian and United States Generally Accepted Accounting Principles

(a)  Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)  Stock options

Under U.S. GAAP, compensation cost would be considered for all fiscal years presented in respect to all stock options granted, requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, consideration of such costs has only been required in respect to the Company’s 2003 fiscal year.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(c) for a summary of the changes in the Company’s share options for the 2002 and 2001 fiscal years.

12.	Subsequent Events In addition to items mentioned elsewhere in these notes, subsequent to October 31, 2003, the Company

	•	completed a $20 million private placement equity financing (note 7(i))

	•	reached a settlement agreement with Hinterland Metals Inc. by the issuance of 400,000 common shares (note 6(a))

	•	announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. regarding the Drenthe and Overysel properties (note 6(a))

	•	announced that it had entered into an agreement with Pelawan Investments (Pty) Limited regarding the Ga-Phasha property (note 6(b))

	•	issued 632,500 shares pursuant to the exercise of stock options (note 7(c))

	•	issued 3,313,125 shares pursuant to the exercise of warrants (note 7(d))

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED APRIL 30, 2004

(Expressed in Canadian Dollars)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	April 30,	October 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$25,237,274	$5,414,398
Amounts receivable (note 4)	392,266	164,499
Prepaid expenses	28,873	60,819
	25,658,413	5,639,716

Equipment (note 5)	38,942	16,990
Mineral property interests (note 6)	4,200,000	4,200,000

	$29,897,355	$9,856,706

Liabilities and Shareholders' Equity

Current liabilities (note 8(b))
Accounts payable and accrued liabilities	$1,206,584	$528,277

Shareholders' equity
Share capital (note 7)	47,662,805	25,086,863
Contributed surplus (note 7(c))	1,979,768	485,962
Deficit	(20,951,802)	(16,244,396)
	28,690,771	9,328,429

	$29,897,355	$9,856,706

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended April 30		Six months ended April 30
	2004	2003	2004	2003

Expenses
Conference and travel	$27,275	$32,017	$69,149	$65,536
Consulting	63,275	10,000	189,448	21,547
Exploration (schedule)	1,744,593	369,316	2,603,556	754,111
Exploration - stock-based compensation	60,323	–	578,906	–
Foreign exchange	(48,757)	(22,542)	(58,489)	(44,844)
Interest	(225,150)	(3,992)	(309,504)	(19,129)
Legal, accounting and audit	308,047	6,478	378,778	14,481
Office and administration	46,907	34,829	82,925	55,545
Recovery of amounts previously written off	–	–	(256,000)	–
Salaries and benefits	124,415	61,638	249,603	232,105
Shareholders communications	67,511	54,798	136,014	97,639
Stock-based compensation	63,506	–	914,900	–
Trust and filing	90,540	8,516	128,120	11,755
Loss for the period	$2,322,485	$551,058	$4,707,406	$1,188,746

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.09)	$(0.04)

Weighted average number of common
shares outstanding	54,100,440	32,276,969	50,627,997	32,274,496

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)
			Six months ended April 30

			2004	2003
Deficit, beginning of period			$(16,244,396)	$(12,414,982)
Loss for the period			(4,707,406)	(1,188,746)
Deficit, end of period			$(20,951,802)	$(13,603,728)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended April 30		Six months ended April 30
Cash provided by (used for):	2004	2003	2004	2003

Operating activities
Loss for the period	$(2,322,485)	$(551,058)	$(4,707,406)	$(1,188,746)
Items not involving cash
Depreciation included in exploration expenses	4,595	4,934	10,523	10,722
Stock-based compensation	123,829	21,923	1,493,806	21,923
Shares issued for property option and
assignment agreements	–	–	340,000	93,750
Changes in non-cash operating working capital
Amounts receivable	(182,400)	(14,471)	(227,767)	(24,674)
Prepaid expenses	24,099	8,085	31,946	20,061
Accounts payable and accrued liabilities	559,507	(398,529)	678,307	14,468
	(1,792,855)	(929,116)	(2,380,591)	(1,052,496)

Investing activities
Purchase of equipment	–	–	(32,475)	–

Financing activities
Issuance of common shares for cash, net of costs	350,466	2,240	22,235,942	2,240

Increase (decrease) in cash and equivalents	(1,442,389)	(926,876)	19,822,876	(1,050,256)
Cash and equivalents, beginning of period	26,679,663	2,881,856	5,414,398	3,005,236

Cash and equivalents, end of period	$25,237,274	$1,954,980	$25,237,274	$1,954,980

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended April 30		Six months ended April 30
	2004	2003	2004	2003
Northern Limb of the Bushveld
Assays and analysis	$314,017	$26,912	$335,500	$114,814
Depreciation	4,595	4,934	10,523	10,722
Drilling	936,714	–	999,120	–
Engineering	78,737	19,266	129,597	24,495
Environmental and socioeconomic	13,919	3,706	24,784	14,056
Geological and consulting	227,860	194,795	343,470	286,456
Graphics	5,919	13,918	14,877	17,460
Property fees and assessments	–	31,812	–	54,415
Property option payments	2,242	–	356,108	93,750
Site activities	62,054	49,553	185,176	77,789
Transportation	3,362	24,420	109,227	60,154
	1,649,419	369,316	2,508,382	754,111

Eastern Limb of the Bushveld
Engineering	30,490	–	30,490	–
Property fees and assessments	2,586	–	2,586	–
Site activities	1,860	–	1,860	–
Transportation	60,238	–	60,238	–
	95,174	–	95,174	–

Exploration expense, before the following:	1,744,593	369,316	2,603,556	754,111
Stock-based compensation	60,323	–	578,906	–
Exploration expense	1,804,916	369,316	3,182,462	754,111
Cumulative expenditures, beginning of period	9,367,493	6,402,083	7,989,947	6,017,288
Cumulative expenditures, end of period	$11,172,409	$6,771,399	$11,172,409	$6,771,399

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

1.	Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada and Mexico but since 1999 the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

As at the date of these consolidated financial statements, the Company had not identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercially viable ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The consolidated financial statements include the accounts of the Company's subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

(g)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)	Stock-based compensation

The Company has a share option plan, which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards; however the Company is permitted to, and effective November 1, 2003, has elected to, include these costs in operations on a prospective basis.

Upon the exercise of stock options, cash consideration paid, and the corresponding amount which was credited to contributed surplus, are credited to share capital.

Prior to November 1, 2003, the Company presented in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

(k)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

4	Amounts receivable

Amounts receivable comprise the following:

	April 30,	October 31,
	2004	2003
Value-added taxes recoverable	$388,178	$162,910
Employee expense advances	4,088	1,589
	$392,266	$164,499

5.	Equipment

	April 30, 2004			October 31, 2003
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$30,421	$30,421	$–	$30,421	$30,089	$332
Vehicles	101,244	62,302	38,942	68,769	52,111	16,658
	$131,665	$92,723	$38,942	$99,190	$82,200	$16,990

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

6.	Mineral property interests

Mineral Property Acquisition Costs	April 30, 2004	October 31, 2003
Platreef Properties, South Africa
Balance, beginning of the year	$4,200,000	$4,200,000
Incurred during the period	–	–
Balance, end of period	$4,200,000	$4,200,000

Refer also to the Consolidated Statements of Exploration Expenses.

(a)	Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. ("Hinterland"), pursuant to which Anooraq would pay cash of $25,000 (paid) and issue shares in stages to Hinterland, to a maximum of 875,000 shares based on project expenditures and a bonus of 625,000 shares for each 7 million PGM ounces defined on the project. Under this agreement, 378,500 shares were issued to Hinterland and on November 13, 2003, the Company issued an additional 400,000 common shares to Hinterland as full and final settlement under this agreement.

In South Africa, mineral claim areas are defined by farm boundaries and consequently, are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances of up to 500,000 common shares of the Company (of which 412,500 shares have been issued to April 30, 2004 and no further issuances are expected) and aggregate cash payments of US$350,000 (of which US$40,500 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these properties, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70. These warrants were exercised in their entirety in July 2003.

In April 2002, the Company entered into a prospecting contract and option agreement with the South African Department of Mines and Energy for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two (which has been completed), three, and four, and ZAR 7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Drenthe-Overysel ("Boikgantsho")

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR12.35 million (of which the entire amount had been spent by April 30, 2004) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each have the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment partner to participate in the project, with the original Boikgantsho JV partners dividing the remaining interest.

Should Anooraq choose not to proceed, then Anglo Platinum shall have the option of acquiring Plateau's interest at the aggregate of (i) the net present value of exploiting Plateau's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all Exploration Expenditures (as defined) incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributory

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located approximately 80 kilometers east of the property.

(b)	Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment ("BEE") joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan's rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines, at Ga-Phasha and at Drenthe-Overysel, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership of Anooraq at all future times, establishing and maintaining Anooraq's status as a BEE company. Further, the agreed dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelve month period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares ("the Lock-up Shareholding") will be held in escrow the earlier of six years from the date of issuance or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under South African legislation and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

Closing of the transaction is expected on or before late September 2004. Pursuant to the agreement with Pelawan, the Board of Directors shall be comprised of nine persons – three from each of the current boards of Anooraq and Pelawan, and three independents. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The closing of this transaction requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq. In June 2004, P elawan received approval from the Exchange Control department of the South African Reserve Bank ("SARB") to complete the transaction. The approval from the SARB permits Anooraq to become a Black Economic Empowerment company.

c)	Western Limb of the Bushveld Complex, Republic of South Africa

Thusong Joint Venture

Subsequent to April 30, 2004, the Company announced that it had entered into a joint venture agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The new joint venture was formed to explore and develop platinum group metals, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of Rustenburg, Republic of South Africa, adjacent to Anglo Platinum's Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years. During the period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a Black Economic Empowerment partner to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company's interest at the pro-rata net present value of exploiting the farms as determined in the Bankable Feasibility Study.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

7.	Share capital

(a)	Authorized share capital

Authorized share capital consists of 200,000,000 common shares without par value. Subsequent to April 30, 2004, at the Annual General Meeting held on May 21, 2004, shareholders approved an increase in authorized share capital to an unlimited number of shares.

(b)	Issued share capital

		Number of
Common shares issued and outstanding	Price	Shares	Dollar Amount
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during fiscal 2003:
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	25,086,863
Issued during fiscal 2004:
Shares issued for property option	$0.85	400,000	340,000
Share purchase options exercised	$0.73	1,064,500	778,270
Warrants exercised	$0.85	3,313,125	2,822,529
Private placement, December 2003, net of issue costs	$2.10	9,523,810	18,635,143
Balance, April 30, 2004		54,465,607	$47,662,805

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

(c)	Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at April 30, 2004 had reserved up to 6,450,000 share options which are grantable to employees, consultants and directors at the discretion of the Board of Directors.

As at April 30, 2004, 4,153,000 share purchase options were outstanding of which 4,103,000 had vested with optionees, and nil were available to grant. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
October 29, 2004	$0.84	1,700,000
December 20, 2004	$0.48	619,000
July 29, 2005	$0.60	64,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,620,000

		4,153,000

Subsequent to April 30, 2004, 14,000 options were exercised for proceeds of $8,400.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period has been reflected in the statement of operations as follows:

	Six months	Year
	ended	ended
	April 30	October 31
	2004	2003

Stock-based compensation – Exploration	$578,906	$8,875
Stock-based compensation – Operations	914,900	477,087

Credited to contributed surplus	1,493,806	485,962
Contributed surplus, beginning of the period	485,962	–
Contributed surplus, end of period	$1,979,768	$485,962

The assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	1.9 years
Volatility	87%
Expected dividends	nil

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	1.35	2,852,000
Exercised	0.60	(1,206,000)
Expired	0.56	(88,500)
Cancelled	0.68	(114,000)
Balance, October 31, 2003	1.12	5,200,000	1.36
Granted	2.00	72,500
Exercised	0.73	(1,064,500)
Cancelled	0.60	(55,000)
Balance, April 30, 2004	$1.24	4,153,000	1.19

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference	6(a)	7(e)	7(f)	7(g)
Expiry date	August 28,	December 21,	December 27,	June 1,
	2003	2003	2003	2005
Exercise price	$0.70	$0.85	$0.88	$2.50	TOTAL
Balance, October 31, 2002	4,500,000	3,692,718	259,283	–	8,452,001
Exercised	(4,500,000)	(592,000)	(46,876)	–	(5,138,876)
Balance, October 31, 2003	–	3,100,718	212,407	–	3,313,125
Issued	–	–	–	5,333,334	5,333,334
Exercised	–	(3,100,718)	(212,407)	–	(3.313,125)
Balance, April 30, 2004	–	–	–	5,333,334	5,333,334

(e)	Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

(f)	Equity financing, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32.

(g)	Equity financing, December 2003

On December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to a 30-day accelerated expiry at the Company's option if the closing price of the Company's shares as traded on the TSX Venture Exchange for ten consecutive trading days is at least $5.00.

8.	Related party transactions

		Six months ended April 30
Services rendered by:	Ref	2004	2003
Hunter Dickinson Inc.	(a)	$386,077	$637,852

Hunter Dickinson Group Inc.	(a)	7,760	14,162

		April 30,	October 31,
		2004	2003
Related party balances receivable (payable):

Hunter Dickinson Inc.	(b)	$74,486	$(235,305)

Tecnicos HD de Mexico, S.A. de CV	(a)	(58,933)	–

Servicios HD de Mexico, S.A. de CV	(a)	97,649	–

(a)
Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	The balances receivable (payable) to HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

	(c)	During the six month period ended April 30, 2004 the Company paid $48,080 to a private company owned by David Copeland, a director, for engineering and project management services at market rates.

9.	Income taxes

As at October 31, 2003, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

Non capital losses, expiring in various periods to 2010	$4,949,000
Capital losses carried forward	931,000

Total losses available	$5,880,000

10.	Segmented information

Three months ended	Canada	Mexico	South Africa	Total
April 30, 2004
Exploration expenditures	$–	$–	$1,744,593	$1,744,593
Loss for the period	(551,540)	(1,011)	(1,769,934)	(2,322,485)
Interest income	128,701	–	96,449	225,150
Total assets	24,645,758	46,283	5,205,314	29,897,355
Equipment	–	–	38,942	38,942

Six months ended	Canada	Mexico	South Africa	Total
April 30, 2004
Exploration expenditures	$–	$–	$2,603,556	$2,603,556
Loss for the year	(2,098,098)	(2,191)	(2,607,117)	(4,707,406)
Interest income	192,328	–	117,176	309,504
Total assets	24,645,758	46,283	5,205,314	29,897,355
Equipment	–	–	38,942	38,942

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the six months ended April 30, 2004 (Expressed in Canadian Dollars)

Three months ended	Canada	Mexico	South Africa	Total
April 30, 2003
Exploration expenditures	$–	$–	$369,316	$369,316
Loss for the period	(465,885)	(2,920)	(82,253)	(551,058)
Interest income	3,159	–	833	3,992
Total assets	2,149,604	124,330	4,395,307	6,669,241
Equipment	–	–	26,905	26,905

Six months ended	Canada	Mexico	South Africa	Total
April 30, 2003
Exploration expenditures	$–	$–	$754,111	$754,111
Loss for the year	(963,872)	(6,720)	(218,154)	(1,188,746)
Interest income	17,773	–	1,356	19,129
Total assets	2,149,604	124,330	4,395,307	6,669,241
Equipment	–	–	26,905	26,905

E-1

SCHEDULE E
PRO FORMA COMBINED FINANCIAL STATEMENTS OF ANOORAQ

Anooraq Resources Corporation

Unaudited pro forma consolidated financial information

As at April 30, 2004 and for the six months then ended
and for the year ended October 31, 2003

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Balance Sheet
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

					Pro forma
		Micawber			consolidated
	Anooraq	277			Anooraq
	Resources	(Proprietary)		Pro forma	Resources
	Corporation	Limited	Note	adjustments	Corporation
	April 30,	December 31,			April 30,
	2004	2003 (note 3)			2004
ASSETS

Current assets
Cash and equivalents	$25,237,274	$–	2b	$(1,958,333)	$21,377,641
			2c	(651,300)
			2d	(1,250,000)

Amounts receivable	392,266	5	2a	(5)	392,266
Prepaid expenses	28,873	–		–	28,873
	25,658,413	5		(3,859,638)	21,798,780

Equipment	38,942	–		–	38,942
Mineral property interests	4,200,000	–	2a	651,300	8,059,633
			2b	1,958,333
			2d	1,250,000

	$29,897,355	$5		$(5)	$29,897,355

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,206,584	$–		$–	$1,206,584
Due to Rustenburg Platinum Mines	–	651,300	2c	(651,300)	–
	1,206,584	651,300		(651,300)	1,206,584

Shareholders' equity
Share capital	47,662,805	10	2a	(10)	47,662,805
Contributed surplus	1,979,768	–	2a	–	1,979,768
Deficit	(20,951,802)	(651,305)	2a	651,305	(20,951,802)
	28,690,771	(651,295)		651,295	28,690,77 1

	$29,897,355	$5		$(5)	$29,897,355

See accompanying notes to the pro forma consolidated financial information

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

					Pro forma
		Micawber			consolidated
	Anooraq	277			Anooraq
	Resources	(Proprietary)		Pro forma	Resources
	Corporation	Limited	Note	adjustments	Corporation
		Six months
	Six months	ended			Six months
	ended April	December 31,			ended April
	30, 2004	2003 (note 3)			30, 2004

Expenses
Conference and travel	$69,149	$–		$–	$69,149
Consulting	189,448	–		–	189,448
Exploration	2,603,556	314,290		–	2,917,846
Exploration - stock -based compensation	578,906	–		–	578,906
Foreign exchange	(58,489)	–		–	(58,489)
Interest (income) expense	(309,504)	11,363		–	(298,141)
Legal, accounting and audit	378,778	–		–	378,778
Office and administration	82,925	–		–	82,925
Recovery of amounts previously written off	(256,000)	–		–	(256,000)
Salaries and benefits	249,603	–		–	249,603
Shareholders communications	136,014	–		–	136,014
Stock- based compensation	914,900	–		–	914,900
Trust and filing	128,120	–		–	128,120
Loss for the period	$4,707,406	$325,653		$–	$5,033,059

Basic and diluted loss per share (note 5)	$(0.09)				$(0.04)

Weighted average number of common
shares outstanding	50,627,997		2a	91,200,000	141,827,997

See accompanying notes to the pro forma consolidated financial information

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

					Pro forma
		Micawber			consolidated
	Anooraq	277			Anooraq
	Resources	(Proprietary)		Pro forma	Resources
	Corporation	Limited	Note	adjustments	Corporation
	Year ended	Year ended			Year ended
	October 31,	December 31,			October 31,
	2003	2003 (note 3)			2003

Expenses
Conference and travel	$180,613	$ –		$–	$180,613
Consulting	100,974	–		–	100,974
Exploration	1,969,872	628,580		–	2,598,452
Exploration - stock -based compensation	8,875	–		–	8,875
Foreign exchange	(19)	–		–	(19)
Interest (income) expense	(46,060)	22,725		–	(23,335)
Legal, accounting and audit	32,657	–		–	32,657
Office and administration	125,128	–		–	125,128
Recovery of amounts previously written off	365,924	–		–	365,924
Salaries and benefits	402,989	–		–	402,989
Shareholders communications	193,835	–		–	193,835
Stock- based compensation	477,087	–		–	477,087
Trust and filing	17,539	–		–	17,539
Loss for the period	$3,829,414	$651,305		$–	$4,480,719

Basic and diluted loss per share (note 5)	$(0.11)				$(0.04)

Weighted average number of common
shares outstanding	34,126,372		2a	91,200,000	125,326,372

See accompanying notes to the pro forma consolidated financial information

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying pro forma consolidated balance sheet as at April 30, 2004 and the pro forma consolidated statements of operations for the six months ended April 30, 2004 and the year ended October 31, 2003 have been prepared by management to reflect the proposed transaction between Anooraq Resources Corporation ("Anooraq") and Micawber 277 (Proprietary) Limited ("Micawber"), the details of which are set out in this Information Circular. The pro forma consolidated financial information has been prepared using the accounting principles disclosed in the audited financial statements of Anooraq for the year ended October 31, 2003. In the opinion of management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations include the adjustments necessary for the fair presentation of the proposed acquisition of Micawber in accordance with Canadian generally accepted accounting principles.

For accounting purposes, the proposed transaction has been accounted for in these pro forma financial statements as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares proposed to be issued, or the fair value of the mineral property interests proposed to be acquired, can be reliably determined, the pro forma consolidated balance sheet reflects the proposed transaction at the net book value of Micawber's net assets acquired, plus monetary consideration and related transaction costs (note 2).

The unaudited pro forma consolidated balance sheet as at April 30, 2004 has been derived from the unaudited consolidated balance sheet of Anooraq as at April 30, 2004 and the audited balance sheet of Micawber as at December 31, 2003, incorporating the assumptions and adjustments in note 2. The unaudited pro forma consolidated balance sheet as at April 30, 2004 has been prepared on the assumption that the transaction occurred on April 30, 2004 .

The unaudited pro forma consolidated statement of operations for the six months ended April 30, 2004 has been derived from the unaudited consolidated statement of operations of Anooraq for the six months ended April 30, 2004 and the audited statement of operations of Micawber for the year ended December 31, 2003, incorporating the assumptions and adjustments in notes 2 and 3. The unaudited pro forma consolidated statement of operations for the year ended October 31, 2003 has been derived from the audited consolidated statement of operations of Anooraq for the year ended October 31, 2003 and the audited statement of operations of Micawber for the year ended December 31, 2003, incorporating the assumptions and adjustments in note 2. The unaudited pro forma statement of operations for the six months ended April 30, 2004 and for the year ended October 31, 2003 have been prepared on the assumption that the transaction occurred on November 1, 2002, being the beginning of Anooraq's last full financial year.

The pro forma consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the proposed acquisition had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future.

2.	PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated financial information gives effect to the acquisition of Micawber as described in the Information Circular, as if it had occurred as at April 30, 2004 for purposes of the pro forma consolidated balance sheet, and as if it had occurred as at November 1, 2002 for purposes of the pro forma consolidated statements of operations.

The unaudited pro forma consolidated financial information was prepared based on the following assumptions:

(a)
Issuance of 91,200,000 shares of Anooraq to Pelawan Investments (Proprietary) Limited ("Pelawan") in exchange for Pelawan's 50% interest in Micawber (and Micawber's 50% participation interest in the Ga - Phasha Joint Venture) pursuant to the Share Exchange Agreement.

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

(b)	Estimated cash payment to Pelawan of approximately ZAR 9,400,000 ($1,958,333) pursuant to the Share Exchange Agreement.

(c)
Payment of 50% of the amounts owing by Micawber to Rustenburg Platinum Mines Limited ("Rustenburg"). Rustenburg, as co - venturer, has to date funded the activities of Micawber, and consequently there are amounts owing to Rustenburg which, for purposes of this pro forma financial information, have been assumed will be repaid by Anooraq.

(d)	Estimated costs of the transaction:

Legal and accounting	$400,000
South African share transfer tax	250,000
Financial and advisory services	600,000
$1,250,000

3.	MICAWBER 277 (PROPRIETARY) LIMITED

The financial statements of Micawber, which are presented in Exhibit C to the Information Circular, are prepared in accordance with Canadian generally accepted accounting principles and are expressed in South African rand. As Anooraq is acquiring 50% of the issued shares of Micawber, the pro forma financial information reflects the proportionate consolidation of Anooraq's proposed 50% interest in Micawber. The reconciliation of the financial statements of Micawber as presented in Exhibit C of the Information Circular to the financial statements of Micawber presented in the pro forma consolidated balance sheet and pro forma consolidated statements of operations, is as follows:

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

				50 % of
	Micawber 277		Micawber 277	Micawber 277
	(Proprietary)		(Proprietary)	(Proprietary)
		Limited	Limited	Limited
		Year ended	Year ended	Year ended
	December 31,		December 31,	December 31,
		2003	2003	2003
	South African		Canadian	Canadian
		Rand	Dollars	Dollars
BALANCE SHEET
Assets
Amounts receivable	ZAR	50	$10	$5
	ZAR	50	$10	$5

Liabilities and Shareholders' Equity
Current liabilities
Due to Rustenburg Platinum Mines Limited	ZAR	6,252,477	$1,302,600	$651,300

Shareholders' equity
Share capital		100	20	10
Deficit		(6,252,527)	(1,302,610)	(651,305)
		(6,252,427)	(1,302,590)	(651,295)

	ZAR	50	$10	$5

STATEMENT OF OPERATIONS
Expenses
Exploration	ZAR	6,034,374	1,257,160	$628,580
Interest		218,153	45,450	22,725
Net loss for the year	ZAR	6,252,527	$1,302,610	$651,305

No financial statements of Micawber subsequent to December 31, 2003 have been prepared, and no interim financial statements within the year ended December 31, 2003 have been prepared. For the purposes of compiling the pro forma consolidated statement of operations for the six months ended April 30, 2004, the operations of Micawber for the year ended December 31, 2003 were assumed to have occurred evenly throughout the year. Accordingly one half of the actual expenditures of Micawber for the year ended December 31, 2003 have been used as an estimate for the statement of operations of Micawber for the six months ended December 31, 2003.

4.	SHARE CAPITAL After giving effect to the pro forma assumptions in note 2, the issued and fully paid share capital of Anooraq would be as follows:

	Number of
	shares	Amount

Balance, April 30, 2004	54,465,607	$47,662,805
Acquisition of Micawber by way of common shares (note 2(a))	91,200,000	-
Pro forma balance, April 30, 2004	145,665,607	$47,662,805

ANOORAQ RESOURCES CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in Canadian Dollars)

5.

LOSS PER SHARE

The calculation of pro forma loss per share in the pro forma consolidated statements of operations for the six month period ended April 30, 2004 and for the year ended October 31, 2003 is based on the weighted average number of common shares of Anooraq that would have been outstanding for the six month period ended April 30, 2004 and for the year ended October 31, 2003 had the transactions described in note 2 occurred on November 1, 2002.